Exhibit 99.1

Report to Shareholders for the Second Quarter, 2016 www.cibc.com May 26, 2016

Report of the President and Chief Executive Officer

Overview of results

CIBC today announced its financial results for the second quarter ended April 30, 2016.

Second quarter highlights

•	Reported net income was $941 million, compared with $911 million for the second quarter a year ago, and $982 million for the prior quarter.
•	Adjusted net income(1) was $962 million, compared with $924 million for the second quarter a year ago, and $1,029 million for the prior quarter.
•	Reported diluted earnings per share (EPS) was $2.35, compared with $2.25 for the second quarter a year ago, and $2.43 for the prior quarter.
•	Adjusted diluted EPS(1) was $2.40, compared with $2.28 for the second quarter a year ago, and $2.55 for the prior quarter.
•	Reported return on common shareholders’ equity (ROE) was 18.0% and adjusted ROE(1) was 18.4%.

Results for the second quarter of 2016 were affected by the following items of note aggregating to a negative impact of $0.05 per share:

•	$77 million ($56 million after-tax) increase in legal provisions;
•	$53 million ($47 million after-tax) gain, net of related transaction and severance costs, on the sale of a processing centre;
•	$40 million ($29 million after-tax) increase in the portion of the collective allowance recognized in Corporate and Other;
•	$30 million income tax recovery due to the settlement of transfer pricing-related matters;
•	$11 million ($8 million after-tax) loss from the structured credit run-off business; and
•	$7 million ($5 million after-tax) amortization of intangible assets.

CIBC’s Basel III Common Equity Tier 1 ratio at April 30, 2016 was 10.4%, and our Tier 1 and Total capital ratios were 11.9% and 13.9%, respectively, on an all-in basis compared with Basel III Common Equity Tier 1 ratio of 10.6%, Tier 1 capital ratio of 12.1% and Total capital ratio of 14.2% at the end of the prior quarter. CIBC’s Basel III leverage ratio at April 30, 2016 was 3.8% on an all-in basis.

CIBC announced a quarterly dividend increase of 3 cents per common share to $1.21 per share.

CIBC delivered solid results in the second quarter, with strong revenue and earnings growth across business units. We are continuing to transform our bank to enhance client experience while delivering value to our shareholders.

Subsequent to quarter-end, we completed the sale of our minority position in American Century Investments (ACI) to Nomura, for approximately US$1 billion, adding approximately 50 bps to CIBC’s Common Equity Tier 1 ratio.

Core business performance

Retail and Business Banking reported net income of $652 million for the second quarter, up $68 million or 12% from the second quarter a year ago. Excluding items of note, adjusted net income(1) was $623 million, up $38 million or 7%, primarily due to solid volume growth that more than offset higher costs in support of business growth and higher loan losses due to increased write-offs and bankruptcies in cards and personal lending.

Retail and Business Banking continued to make progress against our objectives of leadership in profitable revenue growth and client experience. During the second quarter of 2016:

•	We launched the CIBC SmartTM account, a first-of-its-kind bank account with flexible fees that are capped monthly, and that automatically adjust to client needs with lower fees in months where clients’ banking needs are less.

Subsequent to quarter-end:

•	We launched innovative new technology to enable clients to use digital signatures and secure document uploads to deepen their relationship with CIBC through their mobile device; the technology is used in CIBC’s new Digital Account Open functionality and in the new CIBC Hello HomeTM app, which allows clients to apply for a mortgage via a mobile device; and
•	We delivered Apple Pay to CIBC clients, allowing them to add their Visa, MasterCard, or Interac debit cards to their eligible Apple devices to pay simply and securely wherever contactless payments are accepted.

Wealth Management reported net income of $113 million for the second quarter, down $15 million or 12% from the second quarter a year ago. Excluding items of note, adjusted net income(1) was $115 million, down $18 million or 14%, due to lower revenue partially offset by lower expenses. Since the announced sale of ACI in December 2015, we ceased recognizing income from ACI, and revenue was down $31 million or 5% in the second quarter of 2016 largely due to this factor. Commission revenue was also lower as a result of uncertain market conditions driving a decline in transaction volumes.

During the second quarter of 2016, Wealth Management continued its progress in support of our strategic focus to enhance client experience, drive asset growth, and simplify our business platform:

•	We achieved the second highest average rating among the big 6 bank-owned brokerages in the Investment Executive 2016 Brokerage Report Card; and
•	We launched the Renaissance Private Investment Program for high-net-worth clients, and other products.

Capital Markets reported net income of $252 million for the second quarter, up $12 million or 5% from the second quarter a year ago. Excluding items of note, adjusted net income(1) was $260 million, up $15 million or 6%, primarily due to higher trading and corporate banking revenue, which more than offset lower revenue from our U.S. real estate finance business and lower investment portfolio gains.

As a leading capital markets franchise in Canada that is active in core Canadian industries in the rest of the world, Capital Markets acted as:

•	Financial advisor to Suncor Inc. on its $7 billion acquisition of Canadian Oil Sands Limited;
•	Joint lead and bookrunner on a US$2 billion 2.50% 10 year global bond offering for the Province of Québec;
•	Co-underwriter, joint bookrunner and co-lead arranger on a $1 billion asset sale bridge loan to support Shaw Communications Inc.’s acquisition of Wind Mobile Corp.; and
•	Lead bookrunner and underwriter on a $1 billion offering of convertible unsecured subordinated debentures represented by instalment receipts for Algonquin Power & Utilities Corp.

Making a difference in our Communities

CIBC is committed to building a bank that is relevant to our clients, our team members and communities, and supports causes that matter to them. During the quarter:

•	We celebrated the official re-opening of the newly-renovated children’s floor including an expanded Just for Kids Clinic at St. Joseph’s Health Centre (Toronto), thanks to a $1 million donation by CIBC to the hospital’s Promise Campaign, co-chaired by CIBC President & CEO, Victor Dodig;
•	We announced a $250,000 donation to Alberta Food Banks, the largest single contribution ever made to the charity, to help people who have been impacted by the recent economic decline. CIBC team members in Alberta also wrapped up a month-long campaign in support of Alberta Children’s Hospital, raising more than $25,000 for cancer treatment for kids;
•	We hosted the ‘CIBC Skate for the Cure’ on the Rideau Canal in Ottawa in support of the Canadian Breast Cancer Foundation. CIBC was recently inducted into the Sponsorship Marketing Council of Canada Hall of Fame for our long-term support of the breast cancer cause; and
•	We proudly sponsored the 2016 Indspire Awards which recognize Indigenous professionals and youth who demonstrate outstanding career achievement.

In addition, CIBC was recognized during the quarter as one of Canada’s Best Diversity Employers by Mediacorp, as well as one of Canada’s Top Employers for Young People by Mediacorp, and one of Canada’s Best Employers by Forbes.

Subsequent to quarter-end:

•	CIBC announced a $100,000 donation to the Canadian Red Cross in support of Fort McMurray, and we will match the first $100,000 raised by employees for the community; and
•	CIBC announced it had been included in the 2016 Bloomberg Financial Services Gender-Equality Index.

Victor G. Dodig

President and Chief Executive Officer

(1)	For additional information, see the “Non-GAAP measures” section.

ii	CIBC SECOND QUARTER 2016

Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in May 2012. The stated goal of the EDTF is to improve the quality, comparability, and transparency of risk disclosures. On October 29, 2012, the EDTF released its report “Enhancing the Risk Disclosures of Banks”, which includes thirty-two disclosure recommendations, principally in the areas of risk governance, credit risk, market risk, liquidity risk, and capital adequacy. The index below provides the listing of disclosures prepared in response to the recommendations of the EDTF, along with their locations. EDTF disclosures are located in our 2015 Annual Report, quarterly Report to Shareholders, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

			Second quarter, 2016
Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Supplementary regulatory capital disclosure	2015 Annual Report
			Page references
General	1	Index of risk information – current page
	2	Risk terminology and measures (1)			34
	3	Top and emerging risks	21			47
	4	Key future regulatory ratio requirements	18, 33, 36	58	6	35, 69, 72, 139
Risk governance, risk management and business model	5	Risk management structure				42, 43
	6	Risk culture and appetite				41, 44, 45
	7	Risks arising from business activities	23			45, 48
	8	Bank-wide stress testing	26			37, 46, 51, 57, 64, 68, 75
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	17	58		30, 139
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet			1 – 4	32
	11	Regulatory capital flow statement			5	34
	12	Capital management and planning				36, 139
	13	Business activities and risk-weighted assets	23		7	33 – 35, 48
	14	Risk-weighted assets and capital requirements			7	31, 33
	15	Credit risk by major portfolios			13 – 25	50 – 55
	16	Risk-weighted assets flow statement			8	34 – 35
	17	Back-testing of models			26, 27	46, 51, 63, 75
Liquidity	18	Liquid assets	32			68
Funding	19	Encumbered assets	33			69
	20	Contractual maturities of assets, liabilities and off-balance sheet instruments	36			72
	21	Funding strategy and sources	34			70
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	29			62
	23	Significant trading and non-trading market risk factors	29 – 31			62 – 66
	24	Model assumptions, limitations and validation procedures				62 – 66
	25	Stress testing and scenario analysis				37, 64
Credit risk	26	Analysis of credit risk exposures	24 – 28	63	9 – 12	52 – 60, 120 – 122, 163
	27	Impaired loan and forbearance policies	24, 26, 39			50, 77, 102
	28	Reconciliation of impaired loans and the allowance for credit losses	24, 26	55		50, 57, 120
	29	Counterparty credit risk arising from derivatives	26		12, 28 (2)	49, 53, 133 – 134
	30	Credit risk mitigation	24		12, 30	49, 55, 133 – 134
Other risks	31	Other risks	37			73 – 75
	32	Discussion of publicly known risk events	40	60		74, 154
(1)	A detailed glossary of our risk and capital terminology is included on page 174 of our 2015 Annual Report.
(2)	Included in supplementary financial information package.

CIBC SECOND QUARTER 2016	iii

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter and six months ended April 30, 2016 compared with corresponding periods. The MD&A should be read in conjunction with our 2015 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. This MD&A is current as of May 25, 2016. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 172 to 177 of our 2015 Annual Report.

Contents
2	External reporting changes	16	Financial condition
		16	Review of condensed consolidated balance sheet
3	Second quarter financial highlights	17	Capital resources
		20	Off-balance sheet arrangements
4	Overview
4	Financial results	21	Management of risk
6	Significant event	21	Risk overview
6	Review of quarterly financial information	24	Credit risk
7	Outlook for calendar year 2016	29	Market risk
		32	Liquidity risk
8	Non-GAAP measures	37	Other risks

9	Strategic business units overview	38	Accounting and control matters
9	Retail and Business Banking	38	Critical accounting policies and estimates
10	Wealth Management	42	Accounting developments
11	Capital Markets	43	Regulatory developments
14	Corporate and Other	43	Controls and procedures

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Overview – Financial results”, “Overview – Significant event”, “Overview – Outlook for calendar year 2016”, “Financial condition – Capital resources”, “Management of risk – Risk overview”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, and “Accounting and control matters – Regulatory developments” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2016 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview – Outlook for calendar year 2016” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC SECOND QUARTER 2016	1

External reporting changes

The following external reporting changes were made in the first quarter of 2016. Prior period amounts were reclassified accordingly. The changes impacted the results of our strategic business units (SBUs), but there was no impact on consolidated net income resulting from these reclassifications.

•	In the corporate and investment banking and business banking lines of business within Capital Markets and Retail and Business Banking, respectively, our client segmentation was redefined in a manner that reinforced our client-focused strategy, and resulted in a greater degree of industry specialization and expertise, while providing enhanced client coverage. We transferred client accounts accordingly between these lines of business.
•	The transfer pricing methodology used by Treasury to charge and credit the SBUs for the cost and benefit of funding assets and liabilities, respectively, was enhanced to better align to our liquidity risk models.

In addition:

Within Capital Markets:

•	Equity and debt underwriting revenue, previously shared between the global markets and corporate and investment banking lines of business, was transferred to be reported entirely within the corporate and investment banking line of business.

Within Wealth Management:

•	The wealth advisory services business previously reported in the asset management line of business was transferred to the retail brokerage line of business.
•	An “other” line of business was established to include the results of American Century Investments (ACI), previously reported in the asset management line of business. For further details of the sale of our minority position in ACI, see the “Significant event” section.

2	CIBC SECOND QUARTER 2016

Second quarter financial highlights

			As at or for the three months ended			As at or for the six months ended
	Unaudited		2016 Apr. 30	2016 Jan. 31	2015 Apr. 30	2016 Apr. 30	2015 Apr. 30
	Financial results ($ millions)
	Net interest income		$2,037	$2,106	$1,895	$4,143	$3,851
	Non-interest income		1,594	1,481	1,499	3,075	3,002
	Total revenue		3,631	3,587	3,394	7,218	6,853
	Provision for credit losses		324	262	197	586	384
	Non-interest expenses		2,242	2,164	2,104	4,406	4,299
	Income before income taxes		1,065	1,161	1,093	2,226	2,170
	Income taxes		124	179	182	303	336
	Net income		$941	$982	$911	$1,923	$1,834
	Net income attributable to non-controlling interests		$5	$5	$4	$10	$7
	Preferred shareholders		10	9	12	19	25
	Common shareholders		926	968	895	1,894	1,802
	Net income attributable to equity shareholders		$936	$977	$907	$1,913	$1,827
	Financial measures
	Reported efficiency ratio		61.7%	60.3%	62.0%	61.0%	62.7%
	Adjusted efficiency ratio (1)		58.0%	58.1%	59.6%	58.1%	59.4%
	Loan loss ratio (2)		0.38%	0.26%	0.30%	0.32%	0.29%
	Reported return on common shareholders’ equity		18.0%	18.1%	19.9%	18.1%	19.9%
	Adjusted return on common shareholders’ equity (1)		18.4%	19.0%	20.2%	18.7%	20.4%
	Net interest margin		1.65%	1.69%	1.73%	1.67%	1.75%
	Net interest margin on average interest-earning assets		1.89%	1.94%	2.01%	1.92%	2.03%
	Return on average assets		0.76%	0.79%	0.83%	0.78%	0.83%
	Return on average interest-earning assets		0.88%	0.91%	0.97%	0.89%	0.96%
	Total shareholder return		12.72%	(8.13)%	11.10%	3.56%	(3.81)%
	Reported effective tax rate		11.6%	15.4%	16.7%	13.6%	15.5%
	Adjusted effective tax rate (1)		16.1%	17.3%	16.8%	16.7%	15.6%
Common share information
Per share ($)	– basic earnings		$2.35	$2.44	$2.25	$4.79	$4.54
	– reported diluted earnings		2.35	2.43	2.25	4.78	4.53
	– adjusted diluted earnings (1)		2.40	2.55	2.28	4.95	4.64
	– dividends		1.18	1.15	1.06	2.33	2.09
	– book value		52.16	52.56	47.08	52.16	47.08
Share price ($)	– high		101.76	101.22	97.62	101.76	107.16
	– low		83.33	83.42	89.26	83.33	88.18
	– closing		101.34	91.24	96.88	101.34	96.88
Shares outstanding (thousands)	– weighted-average basic		394,679	396,927	397,212	395,815	397,164
	– weighted-average diluted		395,150	397,428	397,785	396,302	397,833
	– end of period		394,679	395,179	397,262	394,679	397,262
	Market capitalization ($ millions)		$39,997	$36,056	$38,487	$39,997	$38,487
	Value measures
	Dividend yield (based on closing share price)		4.7%	5.0%	4.5%	4.6%	4.4%
	Reported dividend payout ratio		50.2%	47.3%	47.1%	48.7%	46.1%
	Adjusted dividend payout ratio (1)		49.1%	45.1%	46.4%	47.0%	44.9%
	Market value to book value ratio		1.94	1.74	2.06	1.94	2.06
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities		$91,054	$91,132	$76,406	$91,054	$76,406
	Loans and acceptances, net of allowance		303,761	301,301	276,543	303,761	276,543
	Total assets		478,144	479,032	439,203	478,144	439,203
	Deposits		368,710	377,234	341,188	368,710	341,188
	Common shareholders’ equity		20,585	20,770	18,703	20,585	18,703
	Average assets		502,408	494,379	448,912	498,350	443,214
	Average interest-earning assets		437,179	431,380	385,938	434,248	383,420
	Average common shareholders’ equity		20,899	21,233	18,437	21,068	18,277
	Assets under administration (AUA) (3)(4)		1,878,290	1,833,071	1,894,715	1,878,290	1,894,715
	Assets under management (AUM) (4)		169,521	169,389	165,810	169,521	165,810
	Balance sheet quality (All-in basis) and liquidity measures
	Risk-weighted assets (RWA) ($ millions)
	Common Equity Tier 1 (CET1) capital RWA		$165,419	$162,583	$146,951	$165,419	$146,951
	Tier 1 capital RWA		165,746	162,899	147,173	165,746	147,173
	Total capital RWA		166,027	163,169	147,364	166,027	147,364
	Capital ratios
	CET1 ratio		10.4%	10.6%	10.8%	10.4%	10.8%
	Tier 1 capital ratio		11.9%	12.1%	12.6%	11.9%	12.6%
	Total capital ratio		13.9%	14.2%	15.3%	13.9%	15.3%
	Basel III leverage ratio
	Tier 1 capital	A	$19,682	$19,716	$18,551	$19,682	$18,551
	Leverage ratio exposure	B	516,838	516,037	474,276	516,838	474,276
	Leverage ratio	A/B	3.8%	3.8%	3.9%	3.8%	3.9%
	Liquidity coverage ratio		122%	121%	129%	n/a	n/a
Other information
	Full-time equivalent employees		43,380	43,609	43,566	43,380	43,566
(1)	For additional information, see the “Non-GAAP measures” section.
(2)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(3)	Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $1,502.3 billion (January 31, 2016: $1,454.6 billion; April 30, 2015: $1,519.0 billion).
(4)	AUM amounts are included in the amounts reported under AUA.
n/a	Not applicable.

CIBC SECOND QUARTER 2016	3

Overview

Financial results

Reported net income for the quarter was $941 million, compared with $911 million for the same quarter last year, and $982 million for the prior quarter.

Adjusted net income(1) for the quarter was $962 million, compared with $924 million for the same quarter last year, and $1,029 million for the prior quarter.

Reported diluted earnings per share (EPS) for the quarter was $2.35, compared with $2.25 for the same quarter last year, and $2.43 for the prior quarter.

Adjusted diluted EPS(1) for the quarter was $2.40, compared with $2.28 for the same quarter last year, and $2.55 for the prior quarter.

Net income for the current quarter was affected by the following items of note:

•	$77 million ($56 million after-tax) increase in legal provisions (Corporate and Other);
•	$53 million ($47 million after-tax) gain, net of related transaction and severance costs, on the sale of a processing centre (Corporate and Other);
•	$40 million ($29 million after-tax) increase in the portion of the collective allowance recognized in Corporate and Other(2);
•	$30 million income tax recovery due to the settlement of transfer pricing-related matters (Retail and Business Banking);
•	$11 million ($8 million after-tax) loss from the structured credit run-off business (Capital Markets); and
•	$7 million ($5 million after-tax) amortization of intangible assets ($1 million after-tax in Retail and Business Banking, $2 million after-tax in Wealth Management, and $2 million after-tax in Corporate and Other).

The above items of note increased revenue by $53 million, provision for credit losses by $40 million and non-interest expenses by $95 million, and decreased income taxes by $61 million. In aggregate, these items of note decreased net income by $21 million.

Net interest income(3)

Net interest income was up $142 million or 7% from the same quarter last year, primarily due to volume growth across retail products, higher trading income, and one extra day in the current quarter. These factors were partially offset by lower treasury revenue.

Net interest income was down $69 million or 3% from the prior quarter, primarily due to fewer days in the current quarter, and lower treasury revenue.

Net interest income for the six months ended April 30, 2016 was up $292 million or 8% from the same period in 2015, primarily due to volume growth across retail products, higher trading income, and higher revenue from FirstCaribbean International Bank Limited (CIBC FirstCaribbean), largely driven by the favourable impact of foreign exchange rates. These factors were partially offset by lower treasury revenue, and a gain arising from accounting adjustments on credit card-related balance sheet amounts in the same period in 2015, shown as an item of note.

Non-interest income(3)

Non-interest income was up $95 million or 6% from the same quarter last year, primarily due to a gain on the sale of a processing centre, shown as an item of note, higher income from foreign exchange other than trading driven by mark-to-market gains on economic hedging activities, higher credit fees, and higher trading income. These factors were partially offset by lower income from equity-accounted associates, as we ceased recognition of income relating to ACI following the announcement of the sale in December 2015, and lower available-for-sale (AFS) securities gains.

Non-interest income was up $113 million or 8% from the prior quarter, primarily due to higher trading income, the gain on sale noted above, and higher underwriting and advisory fees, primarily driven by higher equity issuance activity. These factors were partially offset by trading mark-to-market losses on corporate loan hedges compared with gains in the prior quarter, and lower mutual fund fees.

Non-interest income for the six months ended April 30, 2016 was up $73 million or 2% from the same period in 2015, primarily due to income from foreign exchange other than trading driven by mark-to-market gains on economic hedging activities, higher fee-based revenue, and the gain on sale noted above. These factors were partially offset by lower AFS securities gains, lower income from equity-accounted associates as noted above, and lower commissions on securities transactions.

Provision for credit losses

Provision for credit losses was up $127 million or 64% from the same quarter last year. In Retail and Business Banking, the provision was up primarily due to higher write-offs and bankruptcies in the card and personal lending portfolios. In Capital Markets, the provision was up due to higher losses in the oil and gas sector. In Corporate and Other, the provision was up mainly due to an increase in the collective allowance, shown as an item of note, primarily relating to deterioration in the commodities sector and the current economic conditions.

Provision for credit losses was up $62 million or 24% from the prior quarter. In Retail and Business Banking, the provision was up primarily due to higher write-offs and bankruptcies in the card and personal lending portfolios. In Capital Markets, the provision was up due to higher losses in the oil and gas sector. In Corporate and Other, the provision was down due to a lower increase in the collective allowance, which is shown as an item of note in both quarters.

Provision for credit losses for the six months ended April 30, 2016 was up $202 million or 53% from the same period in 2015. In Retail and Business Banking, the provision was up primarily due to higher write-offs and bankruptcies in the card and personal lending portfolios. In Capital Markets, the provision was up primarily due to higher losses in the oil and gas sector, partially offset by lower losses in our U.S. real estate finance portfolio. In Corporate and Other, the provision was up due to the increases in the collective allowance noted above, partially offset by lower losses in CIBC FirstCaribbean.

Non-interest expenses

Non-interest expenses were up $138 million or 7% from the same quarter last year, primarily due to legal provisions related to certain ongoing matters, shown as an item of note, higher salaries, and higher spending on strategic initiatives.

Non-interest expenses were up $78 million or 4% from the prior quarter, primarily due to the legal provisions noted above.

Non-interest expenses for the six months ended April 30, 2016 were up $107 million or 2% from the same period in 2015, which included restructuring charges primarily relating to employee severance, shown as an item of note. The current year period included the legal provisions noted above, higher salaries, including the unfavourable impact of foreign exchange rates, and higher spending on strategic initiatives.

(1)	For additional information, see the “Non-GAAP measures” section.
(2)	Relates to collective allowance, except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent, and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs.
(3)	Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest income. Therefore, we view total trading income as the most appropriate measure of trading performance.

4	CIBC SECOND QUARTER 2016

Income taxes

Income tax expense was down $58 million or 32% from the same quarter last year primarily due to an income tax recovery from the settlement of transfer pricing-related matters, shown as an item of note, and lower income.

Income tax expense was down $55 million or 31% from the prior quarter, primarily due to the income tax recovery noted above and lower income, partially offset by an income tax recovery arising from a change in our expected utilization of certain tax loss carryforwards, primarily due to the previously announced sale of our minority position in ACI, shown as an item of note in the prior quarter.

Income tax expense for the six months ended April 30, 2016 was down $33 million or 10% from the same period in 2015. Income tax expense was lower notwithstanding higher income, primarily due to the income tax recoveries noted above, both shown as items of note.

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is expected to be set down for trial in 2016. We expect the trial to commence in 2017.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $231 million and taxable refund interest of approximately $187 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $820 million and non-deductible interest of approximately $157 million.

For developments regarding the new “synthetic equity arrangements” rules in the 2015 Canadian federal budget, see the “Capital Markets” section.

Foreign exchange

The estimated impact of U.S. dollar translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates, is as follows:

	For the three months ended		For the six months ended
$ millions, except per share amounts	Apr. 30, 2016 vs. Apr. 30, 2015	Apr. 30, 2016 vs. Jan. 31, 2016	Apr. 30, 2016 vs. Apr. 30, 2015
Estimated increase (decrease) in:
Total revenue	$23	$(26)	$99
Provision for credit losses	5	(5)	12
Non-interest expenses	13	(15)	52
Income taxes	–	–	–
Net income	5	(6)	35
Impact on EPS:
Basic	$0.01	$(0.02)	$0.09
Diluted	0.01	(0.02)	0.09
Average USD appreciation (depreciation) relative to CAD	4.9%	(5.2)%	10.0%

Impact of items of note in prior periods

Net income for the prior quarters was affected by the following items of note:

Q1, 2016

•	$69 million ($51 million after-tax) increase in the portion of the collective allowance recognized in Corporate and Other(1);
•	$15 million income tax recovery arising from a change in our expected utilization of certain tax loss carryforwards, primarily due to the previously announced sale of our minority position in ACI (Corporate and Other);
•	$9 million ($7 million after-tax) amortization of intangible assets ($2 million after-tax in Retail and Business Banking, $3 million after-tax in Wealth Management, and $2 million after-tax in Corporate and Other); and
•	$5 million ($4 million after-tax) loss from the structured credit run-off business (Capital Markets).

The above items of note decreased revenue by $4 million, increased provision for credit losses by $69 million and non-interest expenses by $10 million, and decreased income taxes by $36 million. In aggregate, these items of note decreased net income by $47 million.

Q2, 2015

•	$10 million ($8 million after-tax) amortization of intangible assets ($1 million after-tax in Retail and Business Banking, $5 million after-tax in Wealth Management, and $2 million after-tax in Corporate and Other); and
•	$8 million ($5 million after-tax) loss from the structured credit run-off business (Capital Markets).

The above items of note decreased revenue by $9 million, increased non-interest expenses by $9 million, and decreased income taxes by $5 million. In aggregate, these items of note decreased net income by $13 million.

Q1, 2015

•	$85 million ($62 million after-tax) in restructuring charges primarily relating to employee severance (Corporate and Other);
•	$46 million ($34 million after-tax) gain arising from accounting adjustments on credit card-related balance sheet amounts (Retail and Business Banking);
•	$23 million ($13 million after-tax) gain on sale of an investment in our merchant banking portfolio (Capital Markets);
•	$12 million ($9 million after-tax) loss from the structured credit run-off business (Capital Markets); and
•	$11 million ($9 million after-tax) amortization of intangible assets ($2 million after-tax in Retail and Business Banking, $4 million after-tax in Wealth Management, and $3 million after-tax in Corporate and Other).

The above items of note increased revenue by $55 million and non-interest expenses by $94 million, and decreased income taxes by $6 million. In aggregate, these items of note decreased net income by $33 million.

(1)	Relates to collective allowance, except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent, and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs.

CIBC SECOND QUARTER 2016	5

Significant event

Sale of equity investment

On December 21, 2015, we announced that we had entered into a definitive agreement to sell our minority position in ACI to Nomura Holding America Inc. (Nomura) for approximately US$1 billion. Following this announcement, our investment in ACI, which is included within our Wealth Management SBU, was classified as held for sale. We ceased recognition of income from equity-accounted associates relating to ACI following its classification as held for sale on the date of the announcement.

We completed the sale of ACI to Nomura on May 19, 2016 for proceeds of US$1,045 million.

Review of quarterly financial information

$ millions, except per share amounts, for the three months ended			2016				2015 (1)		2014 (1)
		Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31
Revenue
Retail and Business Banking		$ 2,150	$2,190	$2,176	$2,118	$2,029	$2,083	$2,035	$2,015
Wealth Management		583	601	607	628	614	619	584	568
Capital Markets (2)		750	683	571	691	657	701	461	663
Corporate and Other (2)		148	113	129	83	94	56	133	109
Total revenue		$ 3,631	$3,587	$3,483	$3,520	$3,394	$3,459	$3,213	$3,355
Net interest income		$ 2,037	$2,106	$2,043	$2,021	$1,895	$1,956	$1,881	$1,875
Non-interest income		1,594	1,481	1,440	1,499	1,499	1,503	1,332	1,480
Total revenue		3,631	3,587	3,483	3,520	3,394	3,459	3,213	3,355
Provision for credit losses		324	262	198	189	197	187	194	195
Non-interest expenses		2,242	2,164	2,383	2,179	2,104	2,195	2,083	2,044
Income before income taxes		1,065	1,161	902	1,152	1,093	1,077	936	1,116
Income taxes		124	179	124	174	182	154	125	195
Net income		$ 941	$982	$778	$978	$911	$923	$811	$921
Net income attributable to:
Non-controlling interests		$ 5	$5	$2	$5	$4	$3	$2	$3
Equity shareholders		936	977	776	973	907	920	809	918
EPS	– basic	$ 2.35	$2.44	$1.93	$2.42	$2.25	$2.28	$1.99	$2.26
	– diluted	2.35	2.43	1.93	2.42	2.25	2.28	1.98	2.26
(1)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2016. See “External reporting changes” for additional details.
(2)	Capital Markets revenue and income taxes are reported on a taxable equivalent basis (TEB) with an equivalent offset in the revenue and income taxes of Corporate and Other.

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and Capital Markets activities.

Revenue

Retail and Business Banking revenue has benefited from volume growth, partially offset by the continued low interest rate environment, and attrition in our exited FirstLine mortgage broker business. The first quarter of 2015 included a gain arising from accounting adjustments on credit card-related balance sheet amounts.

In Wealth Management, we ceased recognition of income from equity-accounted associates relating to ACI following the announcement of the sale in the first quarter of 2016.

Capital Markets revenue is influenced, to a large extent, by market conditions and activity in the equity derivatives business, which includes tax-exempt income. Revenue has also been impacted by the volatility in the structured credit run-off business. The first quarter of 2015 included a gain on sale of an investment in our merchant banking portfolio. The fourth quarter of 2014 included a charge related to funding valuation adjustments, while the third quarter of 2014 included a gain within an equity-accounted investment in our merchant banking portfolio.

Corporate and Other includes the offset related to the TEB component of tax-exempt income reported in Capital Markets revenue. The second quarter of 2016 included a gain on sale of a processing centre.

Provision for credit losses

Provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolios. In Retail and Business Banking, losses in the card and personal lending portfolios were higher in the second quarter of 2016. In Capital Markets, losses in the oil and gas sector have been trending higher since the fourth quarter of 2015. In Corporate and Other, the second and first quarters of 2016 included increases in the collective allowance, primarily relating to deterioration in the commodities sector and the current economic conditions.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee-related compensation and benefits, higher spending on strategic initiatives, and movement in foreign exchange rates. The second quarter of 2016 included legal provisions in Corporate and Other related to certain ongoing matters. The fourth and first quarters of 2015 included restructuring charges primarily relating to employee severance.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items and the level of tax-exempt income. The second quarter of 2016 included an income tax recovery due to the settlement of transfer pricing-related matters. The first quarter of 2016 included an income tax recovery arising from a change in our expected utilization of certain tax loss carryforwards, primarily due to the previously announced sale of our minority position in ACI.

6	CIBC SECOND QUARTER 2016

Outlook for calendar year 2016

Global growth is expected to gradually strengthen in 2016, but still be roughly in line with the moderate pace achieved in the 2012 to 2015 period. Emerging markets are forecast to be sluggish but should still improve after a very weak year in 2015, responding to currency depreciation and lower interest rates. The U.S. and Europe should be fairly steady with growth in the 2% range, with Europe responding to monetary stimulus and the U.S. driven by healthy domestic demand. The U.S. Federal Reserve is likely to resume raising interest rates, but the federal funds rate could close the year near 1%, still very low by historical standards. Canada’s economic growth looks to be in the 1.5% range, with its much stronger first quarter likely overstating the sustainable pace of consumption and exports, and further declines ahead in energy sector capital spending. The Canadian dollar and short-term interest rates are expected to stabilize, with long yields moving up somewhat further in response to higher U.S. Treasury yields.

Retail and Business Banking should see steady growth in consumer credit as interest rates stay low. Business credit demand should remain healthy, with ongoing growth in the demand for working capital. Credit quality should remain healthy overall, despite an erosion in the energy-producing provinces.

A stabilization in commodity prices and a gradual improvement in global growth should support equity-related business in Capital Markets and Wealth Management, and Capital Markets should see continued strength in the issuance of government debt, in part to cover deficits in the energy-producing provinces.

CIBC SECOND QUARTER 2016	7

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 13 of the 2015 Annual Report. The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

		As at or for the three months ended			As at or for the six months ended
$ millions		2016 Apr. 30	2016 Jan. 31	2015 Apr. 30	2016 Apr. 30	2015 Apr. 30
Reported and adjusted diluted EPS
Reported net income attributable to common shareholders	A	$926	$968	$895	$1,894	$1,802
After-tax impact of items of note (1)		21	47	13	68	46
Adjusted net income attributable to common shareholders (2)	B	$947	$1,015	$908	$1,962	$1,848
Diluted weighted-average common shares outstanding (thousands)	C	395,150	397,428	397,785	396,302	397,833
Reported diluted EPS ($)	A/C	$2.35	$2.43	$2.25	$4.78	$4.53
Adjusted diluted EPS ($) (2)	B/C	2.40	2.55	2.28	4.95	4.64
Reported and adjusted efficiency ratio
Reported total revenue	D	$3,631	$3,587	$3,394	$7,218	$6,853
Pre-tax impact of items of note (1)		(53)	4	9	(49)	(46)
TEB		120	115	112	235	260
Adjusted total revenue (2)	E	$3,698	$3,706	$3,515	$7,404	$7,067
Reported non-interest expenses	F	$2,242	$2,164	$2,104	$4,406	$4,299
Pre-tax impact of items of note (1)		(95)	(10)	(9)	(105)	(103)
Adjusted non-interest expenses (2)	G	$2,147	$2,154	$2,095	$4,301	$4,196
Reported efficiency ratio	F/D	61.7%	60.3%	62.0%	61.0%	62.7%
Adjusted efficiency ratio (2)	G/E	58.0%	58.1%	59.6%	58.1%	59.4%
Reported and adjusted dividend payout ratio
Dividends paid to common shareholders	H	$466	$457	$421	$923	$830
Reported dividend payout ratio	H/A	50.2%	47.3%	47.1%	48.7%	46.1%
Adjusted dividend payout ratio (2)	H/B	49.1%	45.1%	46.4%	47.0%	44.9%
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	I	$20,899	$21,233	$18,437	$21,068	$18,277
Reported return on common shareholders’ equity	A/I (3)	18.0%	18.1%	19.9%	18.1%	19.9%
Adjusted return on common shareholders’ equity (2)	B/I (3)	18.4%	19.0%	20.2%	18.7%	20.4%
Reported and adjusted effective tax rate
Reported income before income taxes	J	$1,065	$1,161	$1,093	$2,226	$2,170
Pre-tax impact of items of note (1)		82	83	18	165	57
Adjusted income before income taxes (2)	K	$1,147	$1,244	$1,111	$2,391	$2,227
Reported income taxes	L	$124	$179	$182	$303	$336
Tax impact of items of note (1)		61	36	5	97	11
Adjusted income taxes (2)	M	$185	$215	$187	$400	$347
Reported effective tax rate	L/J	11.6%	15.4%	16.7%	13.6%	15.5%
Adjusted effective tax rate (2)	M/K	16.1%	17.3%	16.8%	16.7%	15.6%

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2016	Reported net income (loss)	$652	$113	$252	$(76)	$941
Apr. 30	After-tax impact of items of note (1)	(29)	2	8	40	21
	Adjusted net income (loss) (2)	$623	$115	$260	$(36)	$962
2016	Reported net income (loss)	$684	$119	$244	$(65)	$982
Jan. 31	After-tax impact of items of note (1)	2	3	4	38	47
	Adjusted net income (loss) (2)	$686	$122	$248	$(27)	$1,029
2015	Reported net income (loss)	$584	$128	$240	$(41)	$911
Apr. 30 (4)	After-tax impact of items of note (1)	1	5	5	2	13
	Adjusted net income (loss) (2)	$585	$133	$245	$(39)	$924

$ millions, for the six months ended
2016	Reported net income (loss)	$1,336	$232	$496	$(141)	$1,923
Apr. 30	After-tax impact of items of note (1)	(27)	5	12	78	68
	Adjusted net income (loss) (2)	$1,309	$237	$508	$(63)	$1,991
2015	Reported net income (loss)	$1,228	$256	$511	$(161)	$1,834
Apr. 30 (4)	After-tax impact of items of note (1)	(31)	9	1	67	46
	Adjusted net income (loss) (2)	$1,197	$265	$512	$(94)	$1,880
(1)	Reflects impact of items of note under “Financial results” section.
(2)	Non-GAAP measure.
(3)	Annualized.
(4)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2016. See “External reporting changes” for additional details.

8	CIBC SECOND QUARTER 2016

Strategic business units overview

CIBC has three SBUs – Retail and Business Banking, Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Technology and Operations, Finance (including Treasury), Administration, Risk Management, and Internal Audit, as well as other support groups, which all form part of Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our international banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures, and other income statement and balance sheet items not directly attributable to the business lines. CIBC’s investment in The Bank of N.T. Butterfield & Son Limited was included in Corporate and Other results until it was sold on April 30, 2015. The key methodologies and assumptions used in reporting financial results of our SBUs are provided on page 16 of the 2015 Annual Report.

External reporting changes were made in the first quarter of 2016, affecting the results of our SBUs. See “External reporting changes” for additional details.

Retail and Business Banking

Retail and Business Banking provides personal and business clients across Canada with financial advice, products and services through a strong team of advisors and relationship managers, in our banking centres or through remote channels such as mobile advisors, telephone, online or mobile banking.

Results(1)

	For the three months ended			For the six months ended
$ millions	2016 Apr. 30	2016 Jan. 31	2015 Apr. 30 (2)	2016 Apr. 30	2015 Apr. 30 (2)
Revenue
Personal banking	$1,713	$1,749	$1,604	$3,462	$3,264
Business banking	423	425	399	848	799
Other	14	16	26	30	49
Total revenue	2,150	2,190	2,029	4,340	4,112
Provision for credit losses	199	163	179	362	342
Non-interest expenses	1,105	1,097	1,058	2,202	2,113
Income before income taxes	846	930	792	1,776	1,657
Income taxes	194	246	208	440	429
Net income	$652	$684	$584	$1,336	$1,228
Net income attributable to:
Equity shareholders (a)	$652	$684	$584	$1,336	$1,228
Efficiency ratio	51.4%	50.1%	52.2%	50.7%	51.4%
Return on equity (3)	51.9%	52.7%	56.0%	52.3%	58.0%
Charge for economic capital (3) (b)	$(122)	$(127)	$(127)	$(249)	$(257)
Economic profit (3) (a+b)	$530	$557	$457	$1,087	$971
Full-time equivalent employees	20,833	21,160	21,257	20,833	21,257
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2016. See “External reporting changes” for additional details.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $652 million, up $68 million from the same quarter last year, primarily due to higher revenue, and lower income taxes, partially offset by higher non-interest expenses, and a higher provision for credit losses.

Net income was down $32 million from the prior quarter, primarily due to lower revenue, a higher provision for credit losses, and higher non-interest expenses, partially offset by lower income taxes.

Net income for the six months ended April 30, 2016 was $1,336 million, up $108 million from the same period in 2015, primarily due to higher revenue, partially offset by higher non-interest expenses.

Revenue

Revenue was up $121 million or 6% from the same quarter last year.

Personal banking revenue was up $109 million, primarily due to volume growth and one extra day in the current quarter.

Business banking revenue was up $24 million, primarily due to volume growth, and higher fees, partially offset by narrower spreads.

Other revenue was down $12 million, mainly due to lower revenue from our exited FirstLine mortgage broker business.

Revenue was down $40 million or 2% from the prior quarter.

Personal banking revenue was down $36 million, primarily due to fewer days in the current quarter and lower fees.

Business banking revenue was comparable with the prior quarter.

Other revenue was down $2 million, mainly due to lower revenue from our exited FirstLine mortgage broker business.

Revenue for the six months ended April 30, 2016 was up $228 million or 6% from the same period in 2015.

Personal banking revenue was up $198 million, primarily due to volume growth, higher fees, and one extra day in the current period. The same period in 2015 included a gain arising from accounting adjustments on credit card-related balance sheet amounts, shown as an item of note.

Business banking revenue was up $49 million, primarily due to volume growth, and higher fees, partially offset by narrower spreads.

Other revenue was down $19 million, mainly due to lower revenue from our exited FirstLine mortgage broker business.

CIBC SECOND QUARTER 2016	9

Provision for credit losses

Provision for credit losses was up $20 million from the same quarter last year, and up $36 million from the prior quarter, primarily due to higher write-offs and bankruptcies in the card and personal lending portfolios.

Provision for credit losses for the six months ended April 30, 2016 was up $20 million from the same period in 2015, primarily due to higher write-offs and bankruptcies in the card and personal lending portfolios.

Non-interest expenses

Non-interest expenses were up $47 million or 4% from the same quarter last year, and up $8 million or 1% from the prior quarter, primarily due to higher spending on strategic initiatives, including innovation to further our retail transformation.

Non-interest expenses for the six months ended April 30, 2016 were up $89 million or 4% from the same period in 2015, primarily due to higher spending on strategic initiatives, including innovation to further our retail transformation.

Income taxes

Income taxes were down $14 million from the same quarter last year, primarily due to an income tax recovery from the settlement of transfer pricing-related matters, shown as an item of note, partially offset by higher income.

Income taxes were down $52 million from the prior quarter, primarily due to the income tax recovery noted above, and lower income.

Income taxes for the six months ended April 30, 2016 were up $11 million from the same period last year, primarily due to higher income, partially offset by the income tax recovery noted above.

Wealth Management

Wealth Management provides integrated advice and investment solutions to meet the needs of institutional, retail, and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through more than 1,500 advisors across Canada and the U.S. Other includes the results of ACI. For further details regarding the sale of our minority position in ACI, see the “Significant event” section.

Results(1)

	For the three months ended			For the six months ended
$ millions	2016 Apr. 30	2016 Jan. 31	2015 Apr. 30 (2)	2016 Apr. 30	2015 Apr. 30 (2)
Revenue
Retail brokerage	$312	$308	$324	$620	$639
Asset management	179	181	177	360	349
Private wealth management	91	98	86	189	195
Other	1	14	27	15	50
Total revenue	583	601	614	1,184	1,233
Provision for (reversal of) credit losses	–	–	(1)	–	(1)
Non-interest expenses	432	439	447	871	894
Income before income taxes	151	162	168	313	340
Income taxes	38	43	40	81	84
Net income	$113	$119	$128	$232	$256
Net income attributable to:
Equity shareholders (a)	$113	$119	$128	$232	$256
Efficiency ratio	74.0%	73.0%	72.8%	73.5%	72.5%
Return on equity (3)	18.6%	19.3%	22.9%	18.9%	22.9%
Charge for economic capital (3) (b)	$(58)	$(60)	$(67)	$(118)	$(134)
Economic profit (3) (a+b)	$55	$59	$61	$114	$122
Full-time equivalent employees	4,354	4,388	4,256	4,354	4,256
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2016. See “External reporting changes” for additional details.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $113 million, down $15 million from the same quarter last year, and down $6 million from the prior quarter, primarily due to lower revenue, partially offset by lower non-interest expenses.

Net income for the six months ended April 30, 2016 was $232 million, down $24 million from the same period in 2015, primarily due to lower revenue, partially offset by lower non-interest expenses.

Revenue

Revenue was down $31 million or 5% from the same quarter last year.

Retail brokerage revenue was down $12 million, primarily due to lower commission revenue from a decline in transaction volume.

Asset management revenue was up $2 million, primarily due to higher average AUM, driven by net sales of long-term mutual funds, partially offset by market depreciation.

Private wealth management revenue was up $5 million, primarily due to volume growth in loans and deposits.

Other revenue was down $26 million, as we ceased recognition of income from equity-accounted associates relating to ACI following the announcement of the sale in December 2015.

Revenue was down $18 million or 3% from the prior quarter.

Retail brokerage revenue was up $4 million, primarily due to higher commission revenue, driven by higher equity issuance activity, partially offset by fewer days in the quarter.

Asset management revenue was comparable with the prior quarter.

10	CIBC SECOND QUARTER 2016

Private wealth management revenue was down $7 million, as the prior quarter included annual performance fees earned by Atlantic Trust Private Wealth Management (Atlantic Trust). In addition, the current quarter had lower average AUM, including the unfavourable impact of foreign exchange rates.

Other revenue was down $13 million due to the announcement of the sale of our position in ACI, as noted above.

Revenue for the six months ended April 30, 2016 was down $49 million or 4% from the same period in 2015.

Retail brokerage revenue was down $19 million, primarily due to lower commission revenue from a decline in transaction volume, partially offset by higher investment management and custodial fees driven by higher average AUM.

Asset management revenue was up $11 million, primarily due to higher average AUM, driven by net sales of long-term mutual funds.

Private wealth management revenue was down $6 million, mainly due to lower annual performance fees earned by Atlantic Trust, partially offset by higher average AUM, including the favourable impact of foreign exchange rates, and volume growth in loans and deposits.

Other revenue was down $35 million due to the announcement of the sale of our position in ACI, as noted above.

Non-interest expenses

Non-interest expenses were down $15 million or 3% from the same quarter last year and down $7 million or 2% from the prior quarter, primarily due to lower performance-based compensation.

Non-interest expenses for the six months ended April 30, 2016 were down $23 million or 3% from the same period in 2015, primarily due to lower performance-based compensation.

Income taxes

Income taxes were down $2 million from the same quarter last year, and down $5 million from the prior quarter, primarily due to lower income.

Income taxes for the six months ended April 30, 2016 were down $3 million from the same period in 2015, primarily due to lower income.

Capital Markets

Capital Markets provides integrated credit and global markets products, investment banking advisory services and top-ranked research to corporate, government and institutional clients around the world.

Results(1)

	For the three months ended			For the six months ended
$ millions	2016 Apr. 30	2016 Jan. 31	2015 Apr. 30 (2)	2016 Apr. 30	2015 Apr. 30 (2)
Revenue
Global markets	$469	$391	$359	$860	$719
Corporate and investment banking	296	286	315	582	647
Other	(15)	6	(17)	(9)	(8)
Total revenue (3)	750	683	657	1,433	1,358
Provision for credit losses	81	25	8	106	22
Non-interest expenses	351	344	338	695	667
Income before income taxes	318	314	311	632	669
Income taxes (3)	66	70	71	136	158
Net income	$252	$244	$240	$496	$511
Net income attributable to:
Equity shareholders (a)	$252	$244	$240	$496	$511
Efficiency ratio (3)	46.9%	50.3%	51.4%	48.5%	49.1%
Return on equity (4)	27.7%	30.2%	37.3%	28.9%	39.9%
Charge for economic capital (4) (b)	$(89)	$(78)	$(78)	$(167)	$(155)
Economic profit (4) (a+b)	$163	$166	$162	$329	$356
Full-time equivalent employees	1,304	1,341	1,283	1,304	1,283
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2016. See “External reporting changes” for additional details.
(3)	Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $120 million for the quarter ended April 30, 2016 (January 31, 2016: $115 million; April 30, 2015: $112 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.
(4)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $252 million, up $12 million from the same quarter last year, and up $8 million from the prior quarter, primarily due to higher revenue, partially offset by a higher provision for credit losses, and higher non-interest expenses.

Net income for the six months ended April 30, 2016 was $496 million, down $15 million from the same period in 2015, primarily due to a higher provision for credit losses and higher non-interest expenses, partially offset by higher revenue.

Revenue

Revenue was up $93 million or 14% from the same quarter last year.

Global markets revenue was up $110 million, primarily due to higher revenue from interest rate, foreign exchange and equity derivatives trading, lower reserves against derivative counterparties, and higher revenue from global markets financing activities.

Corporate and investment banking revenue was down $19 million, primarily due to lower revenue from U.S. real estate finance, and lower investment portfolio gains, partially offset by higher corporate banking revenue.

Other revenue was comparable with the same quarter last year.

Revenue was up $67 million or 10% from the prior quarter.

Global markets revenue was up $78 million, primarily due to lower reserves against derivative counterparties, as well as higher revenue from interest rate, equity and commodity derivatives trading.

CIBC SECOND QUARTER 2016	11

Corporate and investment banking revenue was up $10 million, primarily due to higher equity issuance activity, partially offset by lower advisory revenue, lower revenue from U.S. real estate finance, and investment portfolio write-downs.

Other revenue was down $21 million, primarily due to mark-to-market losses on corporate loan hedges, compared with gains in the prior quarter.

Revenue for the six months ended April 30, 2016 was up $75 million or 6% from the same period in 2015.

Global markets revenue was up $141 million, primarily due to higher interest rate and foreign exchange trading revenue, and higher revenue from global markets financing activity.

Corporate and investment banking revenue was down $65 million, as the same period in 2015 included a gain on sale of an investment in our merchant banking portfolio, shown as an item of note. Lower revenue from U.S. real estate finance and lower revenue from equity and debt issuance activity were partially offset by higher corporate banking revenue.

Other revenue was comparable with the same period in 2015.

Provision for credit losses

Provision for credit losses was up $73 million from the same quarter last year, and up $56 million from the prior quarter, due to higher losses in the oil and gas sector.

Provision for credit losses for the six months ended April 30, 2016 was up $84 million from the same period last year, primarily due to higher losses in the oil and gas sector, partially offset by lower losses in our U.S. real estate finance portfolio.

Non-interest expenses

Non-interest expenses were up $13 million or 4% from the same quarter last year, primarily due to higher employee and performance-based compensation, and higher spending on strategic initiatives.

Non-interest expenses were up $7 million or 2% from the prior quarter, primarily due to higher performance-based compensation.

Non-interest expenses for the six months ended April 30, 2016 were up $28 million or 4% from the same period in 2015, primarily due to higher employee-related costs and higher spending on strategic initiatives.

Income taxes

Income taxes were down $5 million from the same quarter last year and down $4 million from the prior quarter notwithstanding higher income, primarily due to the impact of changes in the proportion of income subject to varying rates of tax in different jurisdictions.

Income taxes for the six months ended April 30, 2016 were down $22 million from the same period in 2015, due to lower income and the impact of changes in the proportion of income subject to varying rates of tax in different jurisdictions.

Canadian federal budget

The 2015 Canadian federal budget, released on April 21, 2015, contained new rules for “synthetic equity arrangements” which would eliminate the tax deductibility of Canadian inter-corporate dividends for Canadian corporations in certain circumstances. A revised draft of the rules was released on July 31, 2015. In the second quarter of 2016, the proposed rules became substantively enacted for accounting purposes effective as of November 1, 2015, with a set of transition rules that apply between November 1, 2015 and April 30, 2017.

Structured credit run-off business

The results of the structured credit run-off business are included in the Capital Markets SBU.

Results

	For the three months ended			For the six months ended
$ millions	2016 Apr. 30	2016 Jan. 31	2015 Apr. 30	2016 Apr. 30	2015 Apr. 30
Net interest expense	$(7)	$(5)	$(6)	$(12)	$(9)
Non-interest income (loss)	1	2	(1)	3	(9)
Total revenue	(6)	(3)	(7)	(9)	(18)
Non-interest expenses	5	2	1	7	2
Loss before income taxes	(11)	(5)	(8)	(16)	(20)
Income taxes	(3)	(1)	(3)	(4)	(6)
Net loss	$(8)	$(4)	$(5)	$(12)	$(14)

12	CIBC SECOND QUARTER 2016

Position summary

The following table summarizes our positions within the structured credit run-off business:

US$ millions, as at April 30, 2016		Investments and loans (1)			Written credit derivatives, liquidity and credit facilities		Credit protection purchased from
							Financial guarantors		Other counterparties
	Notional	Fair value of trading, AFS and FVO securities	Fair value of securities classified as loans	Carrying value of securities classified as loans	Notional	Fair value of written credit derivatives	Notional	Fair value net of credit valuation adjustment (CVA)	Notional	Fair value net of CVA
USRMM – CDO	$ –	$–	$–	$–	$147	$111	$–	$–	$147	$111
CLO	405	1	385	384	288	2	626	4	–	–
Corporate debt	–	–	–	–	3,540	(1)	–	–	3,540	–
Other	458	313	15	15	255	20	4	–	–	–
Unmatched	–	–	–	–	–	–	–	–	398	–
	$ 863	$314	$400	$399	$4,230	$132	$630	$4	$4,085	$111
October 31, 2015	$ 1,057	$305	$597	$596	$4,259	$148	$947	$9	$3,947	$119
(1)	Excluded from the table above are equity AFS securities that we obtained in consideration for commutation of our U.S. residential mortgage market (USRMM) contracts with financial guarantors with a carrying value of US$30 million (October 31, 2015: US$22 million).

USRMM – collateralized debt obligation (CDO)

Our USRMM position consists of a written credit derivative, which amounted to US$147 million. This position was hedged through protection purchased from a large U.S.-based diversified multinational insurance and financial services company with which we have market-standard collateral arrangements.

Collateralized loan obligation (CLO)

CLO positions consist of first priority tranches of CLOs backed by diversified pools of primarily U.S. (75%) and European-based (22%) senior secured leveraged loans. As at April 30, 2016, 100% of the total notional amount of the CLO tranches was rated Aaa by Moody’s Investors Service, Inc. (Moody’s). As at April 30, 2016, approximately 25% of the underlying collateral was rated equivalent to BB- or higher, 54% was rated between the equivalent of B+ and B-, 12% was rated equivalent to CCC+ or lower, with the remainder unrated. The CLO positions have a weighted-average life of 1.6 years and average subordination of 60%.

Corporate debt

Corporate debt exposure consists of a large matched super senior derivative, where CIBC has purchased and sold credit protection on the same reference portfolio. The reference portfolio consists of highly diversified, predominantly investment grade corporate credit. Claims on these contracts do not occur until cumulative credit default losses from the reference portfolio exceed 30% during the remaining 8-month term of the contract.

Other

Our significant positions in the Investments and loans section within Other, as at April 30, 2016, include:

•	Variable rate Class A-1/A-2 notes classified as trading securities with a notional value of US$231 million and a fair value of US$226 million, tracking notes classified as AFS with a notional value of US$4 million and a fair value of US$2 million, and loans with a notional value of US$51 million and fair value and carrying value of nil. These notes were originally received in exchange for our non-bank sponsored asset-backed commercial paper (ABCP) in January 2009, upon the ratification of the Montreal Accord restructuring;
•	US$103 million notional value of CDOs consisting of trust preferred securities (TruPs) collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers. These securities are classified as fair value option (FVO) securities and had a fair value of US$79 million; and
•	US$16 million notional value of an asset-backed security (ABS) classified as a loan, with a fair value of US$15 million and carrying value of US$15 million.

Our significant positions in the written credit derivatives, liquidity and credit facilities section within Other, as at April 30, 2016, include:

•	US$187 million notional value of written credit derivatives with a fair value of US$20 million, on inflation-linked notes, and CDO tranches with collateral consisting of non-U.S. residential mortgage-backed securities and TruPs; and
•	US$46 million of undrawn Margin Funding Facility related to the Montreal Accord restructuring.

Unmatched

The underlying in our unmatched position is a reference portfolio of corporate debt.

CIBC SECOND QUARTER 2016	13

Credit protection purchased from financial guarantors and other counterparties

The following table presents the notional amounts and fair values of credit protection purchased from financial guarantors and other counterparties by counterparty credit quality, based on external credit ratings (Standard & Poor’s Ratings Services (S&P) and/or Moody’s), and the underlying referenced assets.

	Notional amounts of referenced assets						Credit protection purchased from financial guarantors and other counterparties
US$ millions, as at April 30, 2016	CLO	Corporate debt	USRMM – CDO	Other	Unmatched	Total notional	Fair value before CVA	CVA	Fair value net of CVA
Financial guarantors (1)
Investment grade	$ 373	$–	$–	$4	$–	$377	$3	$–	$3
Unrated	253	–	–	–	–	253	2	(1)	1
	626	–	–	4	–	630	5	(1)	4
Other counterparties (1)
Investment grade	–	–	147	–	–	147	111	–	111
Unrated	–	3,540	–	–	398	3,938	–	–	–
	–	3,540	147	–	398	4,085	111	–	111
	$ 626	$3,540	$147	$4	$398	$4,715	$116	$(1)	$115
October 31, 2015	$ 937	$3,397	$168	$10	$382	$4,894	$130	$(2)	$128
(1)	In cases where more than one credit rating agency provides ratings and those ratings differ, we use the lowest rating.

The unrated other counterparty is a Canadian conduit. The conduit is in compliance with collateral posting arrangements and has posted collateral exceeding current market exposure. The fair value of the collateral as at April 30, 2016 was US$240 million relative to nil net exposure.

Corporate and Other

Corporate and Other includes the following functional groups – Technology and Operations, Finance (including Treasury), Administration, Risk Management, and Internal Audit, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our international banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures, and other income statement and balance sheet items not directly attributable to the business lines. CIBC’s investment in The Bank of N.T. Butterfield & Son Limited was included in Corporate and Other results until it was sold on April 30, 2015.

Results(1)

	For the three months ended			For the six months ended
$ millions	2016 Apr. 30	2016 Jan. 31	2015 Apr. 30 (2)	2016 Apr. 30	2015 Apr. 30 (2)
Revenue
International banking	$175	$195	$163	$370	$324
Other	(27)	(82)	(69)	(109)	(174)
Total revenue (3)	148	113	94	261	150
Provision for credit losses	44	74	11	118	21
Non-interest expenses	354	284	261	638	625
Loss before income taxes	(250)	(245)	(178)	(495)	(496)
Income taxes (3)	(174)	(180)	(137)	(354)	(335)
Net loss	$(76)	$(65)	$(41)	$(141)	$(161)
Net income (loss) attributable to:
Non-controlling interests	$5	$5	$4	$10	$7
Equity shareholders	(81)	(70)	(45)	(151)	(168)
Full-time equivalent employees	16,889	16,720	16,770	16,889	16,770
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2016. See “External reporting changes” for additional details.
(3)	TEB adjusted. See footnote 3 in the “Capital Markets” section for additional details.

Financial overview

Net loss for the quarter was $76 million, compared with a net loss of $41 million in the same quarter last year, primarily due to higher non-interest expenses and a higher provision for credit losses, partially offset by higher revenue.

Net loss was up $11 million from the prior quarter, primarily due to higher non-interest expenses, partially offset by higher revenue and a lower provision for credit losses.

Net loss for the six months ended April 30, 2016 was $141 million, compared with a net loss of $161 million in the same period in 2015, primarily due to higher revenue, partially offset by a higher provision for credit losses, and higher non-interest expenses.

Revenue

Revenue was up $54 million or 57% from the same quarter last year.

International banking revenue was up $12 million, primarily due to the favourable impact of foreign exchange rates.

Other revenue was up $42 million, primarily due to a gain on the sale of a processing centre, shown as an item of note, partially offset by a higher TEB adjustment.

Revenue was up $35 million or 31% from the prior quarter.

International banking revenue was down $20 million, primarily due to the unfavourable impact of foreign exchange rates.

Other revenue was up $55 million, primarily due to the gain on sale noted above, partially offset by lower treasury revenue, and a higher TEB adjustment.

14	CIBC SECOND QUARTER 2016

Revenue for the six months ended April 30, 2016 was up $111 million or 74% from the same period in 2015.

International banking revenue was up $46 million, primarily due to the favourable impact of foreign exchange rates.

Other revenue was up $65 million, primarily due to the gain on sale noted above, and a lower TEB adjustment.

Provision for credit losses

Provision for credit losses was up $33 million from the same quarter last year, mainly due to an increase in the collective allowance, shown as an item of note, primarily relating to deterioration in the commodities sector and the current economic conditions.

Provision for credit losses was down $30 million from the prior quarter, due to a lower increase in the collective allowance, which is shown as an item of note in both quarters.

Provision for credit losses for the six months ended April 30, 2016 was up $97 million from the same period in 2015, due to the increases in the collective allowance noted above, partially offset by lower losses in CIBC FirstCaribbean.

Non-interest expenses

Non-interest expenses were up $93 million or 36% from the same quarter last year, and up $70 million or 25% from the prior quarter, primarily due to legal provisions related to certain ongoing matters, shown as an item of note.

Non-interest expenses for the six months ended April 30, 2016 were up $13 million or 2% from the same period in 2015. The current period included the legal provisions noted above, and higher salaries, including the unfavourable impact of foreign exchange rates, while the same period in 2015 included restructuring charges primarily relating to employee severance, shown as an item of note.

Income taxes

Income tax benefit was up $37 million from the same quarter last year, primarily due to a higher loss.

Income tax benefit was down $6 million from the prior quarter, as the prior quarter included an income tax recovery arising from a change in our expected utilization of certain tax loss carryforwards, primarily due to the previously announced sale of our minority position in ACI, shown as an item of note, partially offset by a higher loss.

Income tax benefit for the six months ended April 30, 2016 was up $19 million from the same period in 2015, primarily due to the income tax recovery as noted above.

CIBC SECOND QUARTER 2016	15

Financial condition

Review of condensed consolidated balance sheet

$ millions, as at	2016 Apr. 30	2015 Oct. 31
Assets
Cash and deposits with banks	$11,455	$18,637
Securities	79,599	74,982
Securities borrowed or purchased under resale agreements	35,722	33,334
Loans and acceptances, net of allowance	303,761	290,981
Derivative instruments	28,740	26,342
Other assets	18,867	19,033
	$478,144	$463,309
Liabilities and equity
Deposits	$368,710	$366,657
Obligations related to securities lent or sold short or under repurchase agreements	26,358	20,149
Derivative instruments	32,744	29,057
Other liabilities	25,206	22,019
Subordinated indebtedness	3,354	3,874
Equity	21,772	21,553
	$478,144	$463,309

Assets

As at April 30, 2016, total assets were up $14.8 billion or 3% from October 31, 2015, net of a decrease of approximately $5 billion due to the depreciation of the U.S. dollar.

Cash and deposits with banks decreased by $7.2 billion or 39%, mainly due to lower short-term placements in Treasury.

Securities increased by $4.6 billion or 6%, primarily due to an increase in AFS securities, with higher Canadian government securities and public corporate debt balances, partially offset by a decrease in mortgage-backed securities.

Securities borrowed or purchased under resale agreements increased by $2.4 billion or 7%, due to normal business activity.

Net loans and acceptances increased by $12.8 billion or 4% due to increases in residential mortgages and business and government loans and acceptances.

Derivative instruments increased by $2.4 billion or 9%, largely driven by an increase in foreign exchange derivatives valuation, partially offset by a decrease in interest rate derivatives valuation.

Other assets decreased by $166 million or 1%, primarily due to a decrease in defined benefit pension assets, partially offset by an increase in deferred tax assets.

Liabilities

As at April 30, 2016, total liabilities were up $14.6 billion or 3% from October 31, 2015, net of a decrease of approximately $5 billion due to the depreciation of the U.S. dollar.

Deposits increased by $2.1 billion or 1%, primarily due to domestic retail volume growth and higher corporate banking deposits, partially offset by lower wholesale funding. Further details on the composition of deposits are provided in Note 7 to the interim consolidated financial statements.

Obligations related to securities lent or sold short or under repurchase agreements increased by $6.2 billion or 31%, primarily due to client-driven activities.

Derivative instruments increased by $3.7 billion or 13%, largely driven by an increase in foreign exchange derivatives valuation, partially offset by a decrease in interest rate derivatives valuation.

Other liabilities increased by $3.2 billion or 14%, mainly due to an increase in acceptances, partially offset by a decrease in accrued liabilities.

Subordinated indebtedness decreased by $520 million or 13%, primarily due to a redemption, partially offset by an issuance during the first quarter of 2016. See the “Significant capital management activity” section for further details.

Equity

As at April 30, 2016, equity increased $219 million or 1% from October 31, 2015, primarily due to a net increase in retained earnings, partially offset by a decrease in foreign currency translation adjustments.

16	CIBC SECOND QUARTER 2016

Capital resources

We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details on capital resources, see pages 30 to 39 of the 2015 Annual Report.

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI), which are based upon the risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS).

Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. OSFI requires all institutions to achieve target capital ratios that meet or exceed the 2019 all-in minimum ratios plus a conservation buffer. “All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments. Certain deductions from CET1 capital are phased in at 20% per year from 2014 for the determination of capital under the transitional rules. Amounts not yet deducted from capital under OSFI’s transitional rules are risk weighted, creating a difference between RWAs on a transitional and all-in basis.

Additionally, CIBC, along with the Bank of Montreal, the Bank of Nova Scotia, the National Bank of Canada, the Royal Bank of Canada, and the Toronto-Dominion Bank, have been designated by OSFI as domestic systemically important banks (D-SIBs) in Canada, and they are subject to a 1% CET1 surcharge commencing January 1, 2016. This results in current minimum targets for CET1, Tier 1 and Total capital ratios of 8%, 9.5%, and 11.5%, respectively. These targets may be higher for certain institutions at OSFI’s discretion.

Capital adequacy requirements are applied on a consolidated basis. The consolidation basis applied to our financial statements is described in Note 1 of the 2015 annual consolidated financial statements, except for our insurance subsidiaries (CIBC Reinsurance Company Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. CIBC Life Insurance Company Limited is subject to OSFI’s Minimum Continuing Capital Surplus Requirements for life insurance companies.

A comparison of the BCBS transitional capital ratio requirements and the OSFI all-in target capital ratio requirements is as follows:

Transitional basis (BCBS)	All-in basis (OSFI)

The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding AOCI relating to cash flow hedges and changes to FVO liabilities attributable to changes in own credit risk.

CIBC SECOND QUARTER 2016	17

Regulatory capital

$ millions, as at	2016 Apr. 30	2015 Oct. 31
Transitional basis
CET1 capital	$18,773	$19,147
Tier 1 capital	20,506	20,671
Total capital	23,861	24,538
RWA	168,161	163,867
CET1 ratio	11.2%	11.7%
Tier 1 capital ratio	12.2%	12.6%
Total capital ratio	14.2%	15.0%
All-in basis
CET1 capital	$17,165	$16,829
Tier 1 capital	19,682	19,520
Total capital	23,083	23,434
CET1 capital RWA	165,419	156,107
Tier 1 capital RWA	165,746	156,401
Total capital RWA	166,027	156,652
CET1 ratio	10.4%	10.8%
Tier 1 capital ratio	11.9%	12.5%
Total capital ratio	13.9%	15.0%

CET1 ratio (All-in basis)

The CET1 ratio at April 30, 2016 decreased 0.4% from October 31, 2015. Although CET1 capital increased, the increase was not sufficient to counteract the impact of an increase in RWAs. The increase in CET1 capital was the result of internal capital generation (net income less dividends and share repurchases), as well as a decrease in regulatory capital deductions. CET1 capital RWAs increased $9.3 billion from October 31, 2015 to April 30, 2016, primarily due to increased exposures, portfolio migration, and capital model updates, partially offset by net foreign exchange movement.

Basel III leverage ratio

The Basel III capital reforms included a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements.

The leverage ratio is defined as the Capital Measure (Tier 1 capital) divided by the Exposure Measure. The Exposure Measure is defined under the rules as the sum of:

(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).

OSFI expects federally regulated deposit-taking institutions to have leverage ratios that meet or exceed 3%.

In April 2016 the BCBS issued a consultative document “Revisions to the Basel III leverage ratio framework” for comment. At this time, there is no change to the proposed minimum leverage ratio requirement of 3%, however consideration is being given to additional requirements for global systemically important banks (G-SIBs). Proposed changes include introducing a new measurement for derivative exposures, and allowing a deduction from the exposure measure for provisions that have been deducted from Tier 1 capital as well as revisions to credit conversion factors for off-balance sheet items. The implementation date is expected to be January 1, 2018.

$ millions, as at		2016 Apr. 30	2015 Oct. 31
Transitional basis
Tier 1 capital	A	$20,506	$20,671
Leverage ratio exposure	B	517,430	503,504
Leverage ratio	A/B	4.0%	4.1%
All-in basis
Tier 1 capital	C	$19,682	$19,520
Leverage ratio exposure	D	516,838	502,552
Leverage ratio	C/D	3.8%	3.9%

Leverage ratio (All-in basis)

The leverage ratio decreased 0.1% from October 31, 2015. Although Tier 1 capital increased, it was not sufficient to counteract the increase in the leverage ratio exposure. The increase in Tier 1 capital was mainly driven by internal capital generation, as well as a decrease in regulatory capital deductions. The increase in the leverage ratio exposure was primarily driven by an increase in on- and off-balance sheet exposures.

Continuous enhancement to risk-based capital requirements

The BCBS has published a number of proposals for changes to the existing risk-based capital requirements (see page 35 of the 2015 Annual Report), and continues to do so with the objective of clarifying and increasing the capital requirements for certain business activities.

In March 2016, the BCBS issued two consultative papers:

“Reducing variation in credit risk-weighted assets – constraints on the use of internal model approaches” aims to limit the use of internal ratings-based approaches and adopt exposure-level, model-parameter floors for certain exposures. The proposed changes aim to: (i) reduce complexity; (ii) improve comparability; and (iii) address excessive variability in the capital requirements for credit risk.

“Standardised Measurement Approach for Operational Risk” proposed further revisions to the operational risk capital frameworks, with the stated objective of providing an optimal balance between simplicity, comparability, and risk sensitivity. A non-model-based standardized measurement approach is proposed to replace the existing standardized approach and advanced measurement approach. The proposed method combines a financial statement-based measure with past operational losses for the estimation of operational risk capital.

In January 2016, the BCBS published final standards for its market risk framework, which aim to ensure that the standardized and internal model approaches to market risk deliver credible capital outcomes and promote consistent implementation across jurisdictions. The BCBS will require banks to report under the new standards by the end of 2019. OSFI has not yet established a timeline for Canadian banks.

18	CIBC SECOND QUARTER 2016

A consultative paper “Revisions to the Standardised Approach for credit risk” was released in December 2015, with the purpose of reducing reliance on external credit ratings, increasing risk sensitivity, reducing national discretion, strengthening the link between the standardized approach and the internal ratings-based approach, and enhancing comparability across banks.

OSFI published a letter in December 2015, followed by a consultative paper in April 2016, with proposals to update capital requirements for residential mortgage loans in response to evolving risks, such as risks associated with elevated house prices in certain markets, and increasing levels of household debt. Proposed changes will include:

•	A risk sensitive floor for loss given default (LGD) that will be tied to increases in local property prices and/or to house prices that are high relative to borrower income. This will apply to banks using internal models to determine RWAs; and
•	Additional criteria for recognizing the capital benefits of mortgage insurance.

The proposal is expected to be implemented by November 1, 2016 following consultation with the industry and then the public. Only new mortgage originations will be subject to the new rules on a go-forward basis.

CIBC will continue to monitor and prepare for developments in these areas.

Revised Pillar 3 disclosure requirements

In January 2015, the BCBS issued “Revised Pillar 3 disclosure requirements”, which set out the first phase of a two-phase project by the BCBS to replace existing Pillar 3 disclosure requirements for credit (including counterparty credit), market, operational, interest rate and securitization risks. Pillar 3 aims to promote market discipline through regulatory disclosure requirements, in order to improve comparability and consistency of disclosures and increase transparency and confidence about a bank’s exposure to risk and the overall adequacy of its regulatory capital.

In January 2016, OSFI issued a draft guideline confirming its expectations for domestic implementation of the BCBS Pillar 3 first phase requirements. The draft guideline requires implementation beginning in the fourth quarter of 2017.

In March 2016, the BCBS released “Pillar 3 disclosure requirements – consolidated and enhanced framework”, a consultative document establishing the second phase of the project. The proposals in this document include enhancements to the January 2015 requirements, the introduction of several new disclosure requirements, and the incorporation into Pillar 3 of other proposed disclosure requirements arising from ongoing reforms to the regulatory framework.

CIBC will continue to monitor and prepare for developments in this area.

Taxpayer Protection and Bank Recapitalization Regime

The Department of Finance published a consultation paper on August 1, 2014 on the Taxpayer Protection and Bank Recapitalization (bail-in) regime. The overarching policy objective is to preserve financial stability while protecting taxpayers in the event of a large bank (D-SIB) failure, and is consistent with the objectives of the Financial Stability Board’s rules for Total Loss-Absorbing Capacity applicable to G-SIBs. The bail-in regime is designed to enable the expedient conversion, in whole or in part, of certain bank liabilities (bail-in debt) into common equity, thus ensuring that the D-SIB emerges from conversion as adequately capitalized. Bail-in debt includes long-term senior unsecured debt that is tradable and transferable, and has an original term to maturity of over 400 days. Consumer deposits are excluded. The rules would not be applied retroactively to liabilities outstanding as of the implementation date.

Further details of the consultation paper are available on page 36 of the 2015 Annual Report.

The Federal Budget released on March 22, 2016 confirmed the Government’s intention to introduce framework legislation for the bail-in regime. A Budget Implementation Bill (Bill C-15) was released on April 20, 2016. It included proposed amendments to existing legislation, such as the Canada Deposit Insurance Corporate (CDIC) and Bank Acts, to enable appropriate statutory powers to enact the forthcoming law. Highlights from Bill C-15 include:

•	Specified eligible shares and liabilities of D-SIBs may only be converted into common shares;
•	The CDIC will set the terms and conditions of a conversion, including its timing; and
•	OSFI shall establish the amount of the higher loss absorbency requirement for D-SIBs.

Additional details on implementation, scope, and timing are expected to follow through regulations and by-laws.

Significant capital management activity

Normal course issuer bid

On September 16, 2015, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a normal course issuer bid (NCIB). Purchases under this bid will terminate upon the earlier of: (i) CIBC purchasing up to a maximum of 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 17, 2016.

On January 5, 2016, we announced that the Ontario Securities Commission had issued an issuer bid exemption order (the Order) permitting CIBC to make private agreement purchases of up to 2,666,667 of CIBC’s common shares from an arm’s length third-party seller. The Toronto Stock Exchange also accepted an amended NCIB notice permitting CIBC to make purchases of common shares by way of private agreement under the Order. Any such purchases would be at a discount to the prevailing market price and were required to occur prior to March 29, 2016. Pursuant to the Order, 1,400,000 common shares were purchased and cancelled under a private agreement at an average price of $86.94 for a total amount of $122 million on January 8, 2016.

During the quarter ended April 30, 2016, we purchased and cancelled an additional 737,800 common shares under this bid at an average price of $87.98 for a total amount of $65 million. For the six months ended April 30, 2016, we purchased and cancelled 3,081,300 common shares under this bid at an average price of $87.50 for a total amount of $270 million. Since the inception of this bid, we purchased and cancelled 3,197,200 common shares at an average price of $87.83 for a total amount of $281 million.

Dividends

On May 25, 2016, the CIBC Board of Directors (the Board) approved an increase in our quarterly common share dividend from $1.18 per share to $1.21 per share for the quarter ending July 31, 2016.

Our quarterly common share dividend was increased from $1.15 per share to $1.18 per share for the quarter ended April 30, 2016.

CIBC SECOND QUARTER 2016	19

Subordinated indebtedness

On January 26, 2016, we issued $1.0 billion principal amount of 3.42% Debentures (subordinated indebtedness). The Debentures bear interest at a fixed rate of 3.42% per annum (paid semi-annually) until January 26, 2021, and at the three-month bankers’ acceptance rate plus 2.57% thereafter (paid quarterly) until maturity on January 26, 2026. The Debentures include an NVCC provision, necessary for the Debentures to qualify as Tier 2 regulatory capital under Basel III. As such, the Debentures are automatically converted into common shares upon the occurrence of the Trigger Event.

On November 2, 2015, we redeemed all $1.5 billion of our 3.15% Debentures due November 2, 2020. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.

Convertible instruments The table below provides a summary of our NVCC capital instruments outstanding:
	Shares outstanding		Minimum conversion	Maximum number of common
$ millions, except number of shares and per share amounts, as at April 30, 2016	Number of shares	Par value	price per common share	shares issuable on conversion
Preferred Shares (1)(2)
Series 39 (NVCC)	16,000,000	$400	$5.00	80,000,000
Series 41 (NVCC)	12,000,000	300	5.00	60,000,000
Series 43 (NVCC)	12,000,000	300	5.00	60,000,000
Subordinated Debt (2)(3)
3.00% Debentures due October 28, 2024 (NVCC)	n/a	1,000	5.00	300,000,000
3.42% Debentures due January 26, 2026 (NVCC)	n/a	1,000	5.00	300,000,000
Total		$3,000		800,000,000
(1)	Upon the occurrence of a Trigger Event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). Preferred shareholders do not have the right to convert their shares into common shares.
(2)	The maximum number of common shares issuable on conversion excludes the impact of declared but unpaid dividends and accrued interest.
(3)	Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).
n/a	Not applicable.

The occurrence of a “Trigger Event”, as described in the capital adequacy guidelines, would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 67% based on the number of CIBC common shares outstanding as at April 30, 2016.

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. We consolidate all of our sponsored trusts that securitize our own assets with the exception of a commercial mortgage securitization trust.

We manage and administer a single-seller conduit and several CIBC-sponsored multi-seller conduits in Canada.

We earn fees for providing services related to the non-consolidated single-seller and multi-seller conduits, such as backstop liquidity facilities, distribution, transaction structuring, and conduit administration. These fees totalled $7 million in the second quarter of 2016 ($10 million for the prior quarter and $7 million for the same quarter last year). Fees for the six months ended April 30, 2016 were $17 million ($13 million for the six months ended April 30, 2015). All fees earned in respect of activities with the conduits are on a market basis.

As at April 30, 2016, the underlying collateral for various asset types in our non-consolidated multi-seller conduits amounted to $4.3 billion (October 31, 2015: $4.0 billion). The estimated weighted-average life of these assets was 1.2 years (October 31, 2015: 1.2 years). Our holdings of commercial paper issued by our non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors were $95 million (October 31, 2015: $59 million). Our committed backstop liquidity facilities to these conduits were $5.9 billion (October 31, 2015: $4.9 billion). We also provided credit facilities of $40 million (October 31, 2015: $40 million) to these conduits.

We participate in a syndicated facility for a three-year commitment of $575 million to the single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment is $105 million (October 31, 2015: $105 million). As at April 30, 2016, we funded $97 million (October 31, 2015: $94 million) through the issuance of bankers’ acceptances and prime loans.

$ millions, as at	2016 Apr. 30				2015 Oct. 31
	Investment and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)	Investment and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)
Single-seller and multi-seller conduits	$192	$4,275	(3)	$–	$153	$3,972	(3)	$–
Third-party structured vehicles – continuing	4,367	1,416		–	3,490	985		–
Pass-through investment structures	424	–		–	605	–		–
Commercial mortgage securitization trust	13	–		–	13	–		–
CIBC Capital Trust	5	75		–	7	75		–
CIBC-structured CDO vehicles	10	27		4	9	27		23
Third-party structured vehicles – run-off	1,131	57		598	1,449	57		827
(1)	Excludes securities issued by, retained interest in, and derivatives with entities established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Government National Mortgage Association, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association. $0.7 billion (October 31, 2015: $1.0 billion) of the exposures related to CIBC-structured vehicles and third-party structured vehicles – run-off were hedged.
(2)	Disclosed amounts reflect the outstanding notional of written credit derivatives. The negative fair value recorded on the interim consolidated balance sheet was $191 million (October 31, 2015: $214 million). Notional of $0.5 billion (October 31, 2015: $0.8 billion) was hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $142 million (October 31, 2015: $159 million). An additional notional of $48 million (October 31, 2015: $52 million) was hedged through a limited recourse note. Accumulated fair value losses were nil (October 31, 2015: $1 million) on unhedged written credit derivatives.
(3)	Excludes an additional $1.5 billion (October 31, 2015: $0.9 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets and $95 million (October 31, 2015: $59 million) relating to our direct investments in the multi-seller conduits which we consider investment exposure.

Additional details of our structured entities (SEs) are provided in Note 6 to the interim consolidated financial statements. Details of our other off-balance sheet arrangements are provided on pages 39 and 40 of the 2015 Annual Report.

20	CIBC SECOND QUARTER 2016

Management of risk

Our approach to management of risk has not changed significantly from that described on pages 41 to 75 of the 2015 Annual Report. Certain disclosures in this section have been shaded as they are required under IFRS 7 “Financial Instruments – Disclosures” and form an integral part of the interim consolidated financial statements.

Risk overview

CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impacts allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.

Our risk management framework includes:

•	CIBC and SBU-level risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test compliance with key controls;
•	Stress testing to consider potential impacts of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:

(i)	CIBC’s lines of business and functional and support groups are responsible for all risks associated with their activities – this is the first line of defence;
(ii)	As the second line of defence, CIBC’s Risk Management, including Compliance, and other oversight functions are responsible for independent oversight of the enterprise-wide risks inherent in CIBC’s business activities; and
(iii)	As the third line of defence, CIBC’s internal audit function provides an independent assessment of the design and operating effectiveness of risk management controls, processes and systems.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking actions as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitate communication of risks and discussion of risk management strategies across the organization.

Top and emerging risks

We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks if required. We perform in-depth analyses, which can include stress testing our exposures relative to the risks, and provide updates and related developments to the Board on a regular basis. This section describes the main top and emerging risks that we consider with potential negative implications, as well as regulatory and accounting developments that are material for CIBC.

Technology, information and cyber security risk

Financial institutions like CIBC are evolving their business processes to leverage innovative technologies and the internet to improve client experience and streamline operations. At the same time, cyber threats and the associated financial, reputation and business interruption risks have also increased.

These risks continue to be actively managed by us through strategic risk reviews, enterprise-wide technology and information security programs, with the goal of maintaining overall cyber resilience that prevents, detects and responds to threats such as data breaches, unauthorized access and denial-of-service attacks.

Given the importance of electronic financial systems, including secure online and mobile banking provided by CIBC to its clients, CIBC continues to develop controls and processes to protect our systems and client information from damage and unauthorized disclosure. CIBC monitors the changing environment globally, including cyber threats and mitigation strategies. In addition, we benchmark against best practices and provide regular updates to the Board.

Despite our commitment to information and cyber security, CIBC and its related third parties may not be able to fully mitigate all risks associated with the increased complexity and high rate of change in the threat landscape. However, CIBC continuously monitors its risk posture for changes and continues to refine security protection approaches to minimize the impact of any incidents that may occur.

Disintermediation risk

Canadian banking clients are increasingly shifting their service transactions from branches to digital platforms. As such, competitive pressure from digital disruptors, both global technology leaders and smaller financial technology entrants, is increasing and the risk of disintermediation is growing due to the level of sophistication of these non-traditional competitors.

CIBC manages disintermediation risk through strategic risk reviews as well as investment in emerging channels, in data and analytics capabilities, and in technology and innovation in general, to meet our clients’ changing expectations, while working to reduce our cost structure and simplify operations.

Commodity prices

Commodity prices remain at low levels as growth in global demand continues to be subdued and excess supply persists. Lower commodity prices have placed pressure on corporate margins, which, in turn, have resulted in reduced Canadian tax revenues. Should commodity prices remain at these levels for a protracted period of time, vulnerable companies in the sector will face additional stress.

So far, our overall commodity exposure continues to perform within our risk appetite. However, we have experienced losses in our oil and gas portfolio, and if the trend continues, we could experience further losses in future quarters. Clients in our oil and gas portfolio are currently being assessed on the basis of our enhanced risk metrics, and our portfolio is being monitored in a prudent manner. We continue to run our enterprise statistical stress tests at lower oil prices

CIBC SECOND QUARTER 2016	21

to determine potential direct losses, and have also conducted stress tests to assess the secondary impacts of lower oil prices on our retail portfolio for the affected regions, where we could see higher losses if unemployment continues to trend negatively.

Geo-political risk

The level of geo-political risk escalates at certain points in time. While the specific impact on the global economy would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market shocks could hurt the net income of our trading and non-trading market risk positions. Although Canada is unlikely to be directly subject to geo-political risk, the indirect impact of reduced economic growth, as well as potential impacts on commodity prices, could have serious negative implications for general economic and banking activities.

While it is impossible to predict where new geo-political disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.

Canadian consumer debt and the housing market

As a consequence of historically low interest rates, Canadians have increased debt levels at a pace that has exceeded growth in their income. Most of the increase in household debt levels has been driven by higher levels of mortgage debt, which is tied to the Canadian housing market. While interest rates are expected to remain relatively low in the foreseeable future, concerns remain that an external shock, such as higher unemployment rates, could affect the ability of Canadians to repay their loans, potentially triggering a correction in the housing market, which in turn could result in credit losses to banks.

Currently, we qualify all variable rate mortgage borrowers using the Bank of Canada 5-year fixed benchmark rate, which is typically higher than the variable rate by approximately two percentage points. If there were an interest rate increase, our variable rate borrowers should be able to withstand some increase in the interest rate. We believe the risk of a severe housing crash that generates significant losses for mortgage portfolios is unlikely, but the risk associated with high levels of consumer debt would be a concern should the economy falter and unemployment rates increase. For additional details on our credit risk mitigation strategies and real estate secured lending, see the “Real estate secured personal lending” section in Credit risk.

China economic policy risk

China’s economy continues to be on a slower growth trajectory as, in addition to cyclical factors, the country tries to rebalance growth from an export-oriented and investment-driven performance to a more sustainable service-oriented and consumption-driven economy.

We continue to monitor economic policy both within the country and the region for signs of stress or directional change and have taken a prudent stance in addressing our tolerance for exposure to the country. We currently have little direct exposure to China, but any negative impact from the Chinese economic slowdown may affect clients that export to China or sell into a market where prices have been pushed down by weakness in Chinese demand, and may raise the credit risk associated with our exposure to trading counterparties.

Global credit risks

With the general increase in debt levels, as governments around the world continue to attempt to rejuvenate their economies, there is increasing credit risk globally. More specifically, the possibility of a Eurozone shock remains, as European governments continue to struggle to address economic challenges. Credit is also a concern for emerging markets, where economies have yet to return to pre-crisis levels, and their credit ratings are showing signs of stress. In addition, companies have added leverage, contributing to increasing high-yield credit spreads.

While our exposure to many of these areas of concern is limited, we continue to actively monitor and assess the global business and geo-political environment for adverse developments.

Environmental risks and pandemic outbreaks

A number of environmental events have occurred over the past several years, including hurricanes, tsunamis, earthquakes, wildfires, droughts and floods, oil spills, and industrial accidents. There is also concern that the outbreak of certain illnesses, such as the Zika virus, have the potential to reach pandemic levels. In addition to the humanitarian impact, these phenomena, along with the potential impact of climate change, introduce uncertainty and pose risks to the global economy, as well as our clients and our operations.

CIBC monitors these events and has measures in place including disaster recovery, insurance and business continuity programs, to ensure client needs continue to be met.

Regulatory developments

See the “Capital resources”, “Liquidity risk” and “Accounting and control matters” sections for additional information on regulatory developments.

Accounting developments

See the “Accounting and control matters” section and Note 1 to the interim consolidated financial statements for additional information on accounting developments.

22	CIBC SECOND QUARTER 2016

Risks arising from business activities

The chart below shows our business activities and related risk measures based upon regulatory RWAs and economic capital as at April 30, 2016:

(1)	Includes counterparty credit risk of $8,146 million, which comprises derivatives and repo-style transactions.
(2)	Includes counterparty credit risk of $507 million, which comprises derivatives and repo-style transactions.
(3)	For additional information, see the “Non-GAAP measures” section.
(4)	Includes investment risk.

CIBC SECOND QUARTER 2016	23

Credit risk

Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Credit risk arises mainly from our Retail and Business Banking and our Capital Markets lending businesses. Other sources of credit risk include our trading activities, including our over-the-counter (OTC) derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.

Exposure to credit risk

$ millions, as at	2016 Apr. 30	2015 Oct. 31
Business and government portfolios – advanced internal ratings-based (AIRB) approach
Drawn	$117,778	$114,965
Undrawn commitments	42,010	43,185
Repo-style transactions	80,127	72,657
Other off-balance sheet	73,279	77,600
OTC derivatives	17,029	16,300
Gross exposure at default (EAD) on business and government portfolios	330,223	324,707
Less: repo collateral	71,646	64,407
Net EAD on business and government portfolios	258,577	260,300
Retail portfolios – AIRB approach
Drawn	219,369	212,482
Undrawn commitments	71,263	68,267
Other off-balance sheet	313	340
Gross EAD on retail portfolios	290,945	281,089
Standardized portfolios	13,125	13,770
Securitization exposures	17,577	15,876
Gross EAD	$651,870	$635,442
Net EAD	$580,224	$571,035

Oil and gas exposure

The following table provides a breakdown of our exposure to the oil and gas industry under the AIRB approach. Of these exposures, 63% are investment grade based on our internal risk rating, which incorporates security pledged (equivalent to S&P/Moody’s rating of BBB-/Baa3 and higher).

$ millions, as at April 30, 2016	Drawn	Undrawn commitments	Other off- balance sheet	OTC derivatives	Total
Exploration and production	$4,759	$3,841	$375	$590	$9,565
Midstream	699	1,997	51	286	3,033
Downstream	123	298	22	3	446
Integrated	194	1,191	402	115	1,902
Oil and gas services	415	263	39	6	723
Petroleum distribution	442	305	60	21	828
	$6,632	$7,895	$949	$1,021	$16,497
October 31, 2015	$6,068	$9,473	$784	$951	$17,276

Fort McMurray wildfire

In May 2016, a wildfire in the Fort McMurray, Alberta area resulted in the evacuation of more than 100,000 residents, and the destruction of approximately 2,400 homes. CIBC has taken a number of steps to help affected clients through this difficult time.

Our drawn exposure to the Fort McMurray area is approximately $1.6 billion, with insured and uninsured mortgages accounting for $1.1 billion and $0.3 billion, respectively, of the total.

We continue to monitor and evaluate the situation and the related impact on our credit portfolio, and at this point, we do not anticipate any significant losses.

Forbearance policy

We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for economic or legal reasons related to a borrower’s financial difficulties, and we may grant a concession in the form of below-market rates or terms that would not otherwise be considered, for the purpose of maximizing recovery of our exposure to the loan. In circumstances where the concession is considered below market, the modification is reported as a troubled debt restructuring (TDR). TDRs are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. An appropriate level of loan loss provision by portfolio segment is then established.

In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria which allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation. While these solutions often provide more favourable conditions than those originally provided and are intended to increase the ability of borrowers to service their obligation to CIBC overall, we consider these solutions to be at market and comparable to terms and conditions we would have offered to new clients with comparable credit ratings.

The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

During the quarter and six months ended April 30, 2016, $68 million and $126 million, respectively ($26 million and $27 million for the quarter and six months ended April 30, 2015, respectively) of loans have undergone TDR.

24	CIBC SECOND QUARTER 2016

Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages and personal loans and lines secured by residential property (HELOC). This portfolio is low risk, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

The following table provides details on our residential mortgage and HELOC portfolios:

	Residential mortgages				HELOC (1)		Total
$ billions, as at April 30, 2016	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario	$48.7	61%	$31.8	39%	$9.9	100%	$48.7	54%	$41.7	46%
British Columbia and territories	18.0	50	18.1	50	3.9	100	18.0	45	22.0	55
Alberta	16.9	69	7.6	31	2.7	100	16.9	62	10.3	38
Quebec	7.8	63	4.6	37	1.5	100	7.8	56	6.1	44
Central prairie provinces	5.2	71	2.1	29	0.9	100	5.2	64	3.0	36
Atlantic provinces	5.9	71	2.4	29	0.8	100	5.9	65	3.2	35
Canadian portfolio (2)(3)	102.5	61	66.6	39	19.7	100	102.5	54	86.3	46
International portfolio (2)	–	–	2.3	100	–	–	–	–	2.3	100
Total portfolio	$102.5	60%	$68.9	40%	$19.7	100%	$102.5	54%	$88.6	46%
October 31, 2015	$103.9	63%	$61.2	37%	$19.5	100%	$103.9	56%	$80.7	44%
(1)	We did not have any insured HELOCs as at April 30, 2016 and October 31, 2015.
(2)	Geographical allocation is based on the address of the property managed.
(3)	79% (October 31, 2015: 82%) of insurance on Canadian residential mortgages is provided by CMHC and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS Limited.

The average loan-to-value (LTV) ratios(1) for our uninsured Canadian residential mortgages and HELOCs originated during the quarter are provided in the following table. We did not acquire uninsured residential mortgages or HELOCs from a third party for the periods presented in the table below.

	For the three months ended						For the six months ended
	2016 Apr. 30		2016 Jan. 31		2015 Apr. 30		2016 Apr. 30		2015 Apr. 30
	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario	64%	69%	64%	69%	64%	69%	64%	69%	65%	70%
British Columbia and territories	59	64	60	64	61	65	60	64	61	65
Alberta	67	72	68	72	67	72	68	72	68	72
Quebec	67	72	67	72	67	72	67	72	67	72
Central prairie provinces	69	73	69	74	68	73	69	73	68	73
Atlantic provinces	72	73	72	74	71	73	72	73	71	73
Canadian portfolio (2)	63%	68%	64%	68%	64%	69%	64%	68%	65%	69%
International portfolio	71%	n/m	71%	n/m	68%	n/m	71%	n/m	74%	n/m
(1)	LTV ratios for newly originated residential mortgages and HELOCs are calculated based on weighted average.
(2)	Geographical location is based on the address of the property managed.
n/m	Not meaningful.

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
April 30, 2016 (1)	60%	59%
October 31, 2015 (1)	60%	59%
(1)	LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for April 30, 2016 and October 31, 2015 are based on the Forward Sortation Area (FSA) level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of March 31, 2016 and September 30, 2015, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

The tables below summarize the remaining amortization profile of our total Canadian and international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts. The second table provides the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

Contractual payment basis

	Less than 5 years	5 – 10 years	10 – 15 years	15 – 20 years	20 – 25 years	25 – 30 years	30 – 35 years	35 years and above
Canadian portfolio April 30, 2016	– %	1%	3%	7%	27%	58%	4%	– %
October 31, 2015	– %	1%	3%	7%	26%	56%	7%	– %
International portfolio April 30, 2016	7%	15%	27%	25%	16%	8%	2%	– %
October 31, 2015	7%	16%	26%	25%	16%	8%	2%	– %

Current customer payment basis

	Less than 5 years	5 – 10 years	10 – 15 years	15 – 20 years	20 – 25 years	25 – 30 years	30 – 35 years	35 years and above
Canadian portfolio April 30, 2016	2%	5%	9%	13%	34%	35%	2%	– %
October 31, 2015	2%	6%	9%	13%	33%	34%	3%	– %
International portfolio April 30, 2016	7%	15%	26%	24%	17%	8%	2%	1%
October 31, 2015	7%	16%	26%	24%	17%	7%	2%	1%

CIBC SECOND QUARTER 2016	25

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at April 30, 2016, our Canadian condominium mortgages were $19.3 billion (October 31, 2015: $18.5 billion) of which 61% (October 31, 2015: 64%) were insured. Our drawn developer loans were $0.8 billion (October 31, 2015: $1.0 billion) or 1.0% of our business and government portfolio, and our related undrawn exposure was $2.0 billion (October 31, 2015: $1.9 billion). The condominium developer exposure is diversified across 80 projects.

We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.

Counterparty credit exposure

We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity, and credit derivatives trading, hedging, and portfolio management activities, as explained in Note 12 of the 2015 annual consolidated financial statements.

The following table shows the rating profile of OTC derivative mark-to-market (MTM) receivables:

$ billions, as at		2016 Apr. 30		2015 Oct. 31
	Exposure (1)
Investment grade	$6.58	83.7%	$7.59	89.3%
Non-investment grade	1.04	13.2	0.80	9.4
Watch list	0.08	1.1	0.01	0.1
Default	–	–	–	–
Unrated	0.16	2.0	0.10	1.2
	$7.86	100.0%	$8.50	100.0%
(1)	MTM of the OTC derivative contracts is after the impact of master netting agreements, but before any collateral.

The following table provides details of our impaired loans and allowances for credit losses:

	As at or for the three months ended									As at or for the six months ended
$ millions	2016 Apr. 30			2016 Jan. 31			2015 Apr. 30			2016 Apr. 30			2015 Apr. 30
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of period	$688	$789	$1,477	$659	$760	$1,419	$758	$803	$1,561	$659	$760	$1,419	$700	$734	$1,434
Classified as impaired during the period	691	334	1,025	58	271	329	40	298	338	749	605	1,354	77	586	663
Transferred to not impaired during the period	(9)	(35)	(44)	(4)	(22)	(26)	(4)	(25)	(29)	(13)	(57)	(70)	(6)	(46)	(52)
Net repayments	(144)	(83)	(227)	(46)	(52)	(98)	(33)	(65)	(98)	(190)	(135)	(325)	(55)	(119)	(174)
Amounts written off	(37)	(229)	(266)	(12)	(197)	(209)	(16)	(225)	(241)	(49)	(426)	(475)	(44)	(418)	(462)
Recoveries of loans and advances previously written off	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Disposals of loans	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Foreign exchange and other	(43)	(41)	(84)	33	29	62	(34)	(22)	(56)	(10)	(12)	(22)	39	27	66
Balance at end of period	$1,146	$735	$1,881	$688	$789	$1,477	$711	$764	$1,475	$1,146	$735	$1,881	$711	$764	$1,475
Allowance for impairment (1)
Balance at beginning of period	$349	$349	$698	$313	$333	$646	$377	$342	$719	$313	$333	$646	$337	$307	$644
Amounts written off	(37)	(229)	(266)	(12)	(197)	(209)	(16)	(225)	(241)	(49)	(426)	(475)	(44)	(418)	(462)
Recoveries of amounts written off in previous periods	2	41	43	7	43	50	4	44	48	9	84	93	7	88	95
Charge to income statement	91	192	283	28	163	191	26	175	201	119	355	474	55	340	395
Interest accrued on impaired loans	(3)	(2)	(5)	(4)	(2)	(6)	(2)	(4)	(6)	(7)	(4)	(11)	(5)	(7)	(12)
Disposals of loans	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Foreign exchange and other	(31)	(27)	(58)	17	9	26	(20)	(9)	(29)	(14)	(18)	(32)	19	13	32
Balance at end of period	$371	$324	$695	$349	$349	$698	$369	$323	$692	$371	$324	$695	$369	$323	$692
Net impaired loans
Balance at beginning of period	$339	$440	$779	$346	$427	$773	$381	$461	$842	$346	$427	$773	$363	$427	$790
Net change in gross impaired	458	(54)	404	29	29	58	(47)	(39)	(86)	487	(25)	462	11	30	41
Net change in allowance	(22)	25	3	(36)	(16)	(52)	8	19	27	(58)	9	(49)	(32)	(16)	(48)
Balance at end of period	$775	$411	$1,186	$339	$440	$779	$342	$441	$783	$775	$411	$1,186	$342	$441	$783
Net impaired loans as a percentage of net loans and acceptances			0.39%			0.26%			0.28%			0.39%			0.28%
(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent, and individual allowance.

Gross impaired loans

As at April 30, 2016, gross impaired loans were $1,881 million, up $406 million from the same quarter last year. The increase was primarily due to an increase in the oil and gas sector, partially offset by write-offs and lower new classifications in CIBC FirstCaribbean.

Gross impaired loans were up $404 million from the prior quarter, primarily due to an increase in the oil and gas sector, partially offset by write-offs and lower new classifications in CIBC FirstCaribbean, and the depreciation of the U.S. dollar.

More than one-third of gross impaired loans at the end of the current quarter related to the oil and gas sector. In addition, about another one-third related to CIBC FirstCaribbean, for which residential mortgages, business services (e.g., tourism and hotels), and the real estate and construction sectors accounted for the majority.

Allowance for impairment

Allowance for impairment was $695 million, up $3 million from the same quarter last year. The increase was due to an increase in the oil and gas sector, partially offset by write-offs and lower new classifications in CIBC FirstCaribbean.

Allowance for impairment was down $3 million from the prior quarter, due to the depreciation of the U.S. dollar, and write-offs and lower new classifications in CIBC FirstCaribbean, partially offset by an increase in the oil and gas sector.

26	CIBC SECOND QUARTER 2016

Exposure to certain countries and regions

Over the past several years, a number of countries in Europe experienced credit concerns. The following tables provide our exposure to European countries, both within and outside the Eurozone.

We do not have material exposure to the countries in the Middle East and North Africa that have either experienced or may be at risk of unrest.

Direct exposures to certain countries and regions

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of individual allowances, if any), deposits with banks (stated at amortized cost net of individual allowances, if any) and securities (stated at fair value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of individual allowances, if any) and sold credit default swap (CDS) contracts where we do not benefit from subordination (stated at notional amount less fair value); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).

Of our total direct exposures to Europe, approximately 90% (October 31, 2015: 91%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s or S&P.

The following tables provide a summary of our positions in this business:

	Direct exposures
	Funded				Unfunded
$ millions, as at April 30, 2016	Corporate	Sovereign	Bank	Total funded (A)	Corporate		Bank	Total unfunded (B)
Austria	$–	$143	$1	$144	$–		$1	$1
Belgium	1	–	20	21	–		–	–
Finland	107	1	–	108	85		–	85
France	70	–	37	107	214		6	220
Germany	73	442	420	935	3		–	3
Ireland	–	–	7	7	–		6	6
Italy	–	–	–	–	–		–	–
Luxembourg	3	–	2	5	3		–	3
Netherlands	170	25	119	314	64		27	91
Spain	–	–	1	1	–		–	–
Total Eurozone	$424	$611	$607	$1,642	$369		$40	$409
Denmark	$–	$1	$1	$2	$–		$4	$4
Norway	–	–	8	8	299		–	299
Russia	–	–	5	5	–		–	–
Sweden	420	309	71	800	70		–	70
Switzerland	273	–	116	389	10		–	10
Turkey	–	–	407	407	–		61	61
United Kingdom	739	384	544	1,667	2,445	(1)	199	2,644
Total non-Eurozone	$1,432	$694	$1,152	$3,278	$2,824		$264	$3,088
Total Europe (2)	$1,856	$1,305	$1,759	$4,920	$3,193		$304	$3,497
October 31, 2015	$2,017	$764	$1,609	$4,390	$4,264		$603	$4,867
(1)	Includes $201 million of exposure (notional value of $226 million and fair value of $25 million) on a CDS sold on a bond issue of a U.K. corporate entity, which is guaranteed by a financial guarantor. We currently hold the CDS sold as part of our structured credit run-off business. A payout on the CDS sold would be triggered by the bankruptcy of the reference entity, or a failure of the entity to make a principal or interest payment as it is due; as well as failure of the financial guarantor to meet its obligation under the guarantee.
(2)	Includes $208 million (October 31, 2015: $220 million) of loans, net of allowance, related to the discontinued European leveraged finance business.

	Direct exposures (continued)
	Derivative MTM receivables and repo-style transactions						Total direct exposure (A)+(B)+(C)
$ millions, as at April 30, 2016	Corporate	Sovereign	Bank	Gross exposure (1)	Collateral held (2)	Net exposure (C)
Austria	$–	$–	$43	$43	$35	$8	$153
Belgium	6	–	27	33	25	8	29
Finland	5	–	43	48	34	14	207
France	21	–	1,545	1,566	1,504	62	389
Germany	3	–	1,530	1,533	1,489	44	982
Ireland	–	–	647	647	632	15	28
Italy	–	–	4	4	–	4	4
Luxembourg	7	–	14	21	1	20	28
Netherlands	50	–	53	103	53	50	455
Spain	–	–	–	–	–	–	1
Total Eurozone	$92	$–	$3,906	$3,998	$3,773	$225	$2,276
Denmark	$–	$–	$–	$–	$–	$–	$6
Norway	–	471	1	472	471	1	308
Russia	–	–	–	–	–	–	5
Sweden	8	–	288	296	285	11	881
Switzerland	1	–	2,519	2,520	2,495	25	424
Turkey	–	–	–	–	–	–	468
United Kingdom	569	78	4,997	5,644	4,928	716	5,027
Total non-Eurozone	$578	$549	$7,805	$8,932	$8,179	$753	$7,119
Total Europe	$670	$549	$11,711	$12,930	$11,952	$978	$9,395
October 31, 2015	$841	$245	$8,132	$9,218	$8,142	$1,076	$10,333
(1)	The amounts are shown net of CVA.
(2)	Collateral on derivative MTM receivables was $1.2 billion (October 31, 2015: $1.1 billion), collateral on repo-style transactions was $10.8 billion (October 31, 2015: $7.0 billion), and both are comprised of cash and investment grade debt securities.

CIBC SECOND QUARTER 2016	27

Indirect exposures to certain countries and regions

Our indirect exposures comprise securities (primarily CLOs classified as loans on our consolidated balance sheet), and written credit protection on securities in our structured credit run-off business where we benefit from subordination to our position. Our gross exposure before subordination is stated at carrying value for securities and notional, less fair value for derivatives where we have written protection.

$ millions, as at April 30, 2016	Total indirect exposure
Finland	$6
France	32
Germany	15
Greece	5
Ireland	2
Italy	10
Luxembourg	33
Netherlands	46
Spain	20
Total Eurozone	$169
Denmark	$3
Norway	1
Sweden	3
United Kingdom	29
Total non-Eurozone	$36
Total exposure	$205
October 31, 2015	$404

In addition to the indirect exposures above, we have indirect exposures to European counterparties when we have taken debt or equity securities issued by European entities as collateral for our securities lending and borrowing activity, from entities that are not in Europe. Our indirect exposure was $580 million (October 31, 2015: $533 million).

Selected exposures in certain selected activities

In response to the recommendations of the Financial Stability Board, this section provides information on our other selected activities within our continuing and exited businesses that may be of particular interest to investors based on their risk characteristics and the current market environment. For additional information on these selected exposures, refer to page 60 of the 2015 Annual Report.

U.S. real estate finance

The following table provides a summary of our positions in this business:

$ millions, as at April 30, 2016	Drawn	Undrawn
Construction program	$56	$125
Interim program	7,534	609
Permanent program	58	–
Exposure, net of allowance	$7,648	$734
Of the above:
Net impaired	$40	$–
On credit watch list	138	10
Exposure, net of allowance, as at October 31, 2015	$7,600	$453

As at April 30, 2016, the allowance for credit losses for this portfolio was $24 million (October 31, 2015: $27 million). During the quarter and six months ended April 30, 2016, the reversal of credit losses was $1 million and nil, respectively (provision for credit losses was nil and $14 million for the quarter and six months ended April 30, 2015, respectively).

The business also maintains commercial mortgage-backed securities (CMBS) trading and distribution capabilities. As at April 30, 2016, there was no CMBS inventory (October 31, 2015: nil).

28	CIBC SECOND QUARTER 2016

Market risk

Market risk is the risk of economic financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market related positioning and market making activity.

The trading book consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.

The non-trading book consists of positions in various currencies that are related to asset/liability management (ALM) and investment activities.

Risk measurement

The following table provides balances on the interim consolidated balance sheet which are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2016 Apr. 30					2015 Oct. 31
		Subject to market risk					Subject to market risk
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$2,821	$–		$1,543	$1,278	$3,053	$–		$1,770	$1,283	Foreign exchange
Interest-bearing deposits with banks	8,634	455		8,179	–	15,584	501		15,083	–	Interest rate
Securities	79,599	45,517	(1)	34,082	–	74,982	45,299	(1)	29,683	–	Equity, interest rate
Cash collateral on securities borrowed	4,446	–		4,446	–	3,245	–		3,245	–	Interest rate
Securities purchased under resale agreements	31,276	–		31,276	–	30,089	–		30,089	–	Interest rate
Loans
Residential mortgages	175,438	–		175,438	–	169,258	–		169,258	–	Interest rate
Personal	36,873	–		36,873	–	36,517	–		36,517	–	Interest rate
Credit card	11,917	–		11,917	–	11,804	–		11,804	–	Interest rate
Business and government	68,118	4,770	(2)	63,348	–	65,276	5,658	(2)	59,618	–	Interest rate
Allowance for credit losses	(1,800)	–		(1,800)	–	(1,670)	–		(1,670)	–	Interest rate
Derivative instruments	28,740	25,855	(3)	2,885	–	26,342	22,457	(3)	3,885	–	Interest rate,
											foreign exchange
Customers’ liability under acceptances	13,215	–		13,215	–	9,796	–		9,796	–	Interest rate
Other assets	18,867	1,634		10,154	7,079	19,033	1,381		10,260	7,392	Interest rate, equity,
											foreign exchange
	$478,144	$78,231		$391,556	$8,357	$463,309	$75,296		$379,338	$8,675
Deposits	$368,710	$332	(4)	$328,394	$39,984	$366,657	$363	(4)	$327,557	$38,737	Interest rate
Obligations related to securities sold short	9,625	9,325		300	–	9,806	9,468		338	–	Interest rate
Cash collateral on securities lent	2,314	–		2,314	–	1,429	–		1,429	–	Interest rate
Obligations related to securities sold under repurchase agreements	14,419	–		14,419	–	8,914	–		8,914	–	Interest rate
Derivative instruments	32,744	28,840	(3)	3,904	–	29,057	24,655	(3)	4,402	–	Interest rate,
											foreign exchange
Acceptances	13,272	–		13,272	–	9,796	–		9,796	–	Interest rate
Other liabilities	11,934	1,067		4,880	5,987	12,223	1,038		5,138	6,047	Interest rate
Subordinated indebtedness	3,354	–		3,354	–	3,874	–		3,874	–	Interest rate
	$456,372	$39,564		$370,837	$45,971	$441,756	$35,524		$361,448	$44,784
(1)	Excludes securities in the structured credit run-off business of $537 million (October 31, 2015: $565 million). These are considered non-trading for market risk purposes.
(2)	Excludes $58 million (October 31, 2015: $333 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(3)	Excludes derivatives relating to the structured credit and other run-off businesses which are considered non-trading for market risk purposes.
(4)	Comprises FVO deposits which are considered trading for market risk purposes.

Trading activities

We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

Value-at-risk

Our value-at-risk (VaR) methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and other risk measures.

The following three tables show VaR, stressed VaR and incremental risk charge (IRC) for our trading activities based on risk type under an internal models approach.

Average total VaR for the three months ended April 30, 2016 was up $4.0 million from the prior quarter, primarily due to an increase in credit spread, equity, interest rate and commodity risks, partially offset by a decrease in foreign exchange and debt specific risks.

Average stressed total VaR for the three months ended April 30, 2016 was up $0.5 million from the prior quarter. During the current stressed VaR period from September 16, 2008 to September 14, 2009, the market exhibited not only increased volatility in interest rates but also increased volatility in equity prices, combined with a reduction in the level of interest rates, and an increase in credit spreads.

Average IRC for the three months ended April 30, 2016 was down $13.1 million from the prior quarter, mainly due to a decrease in investment grade trading inventory.

CIBC SECOND QUARTER 2016	29

VaR by risk type – trading portfolio

	As at or for the three months ended								As at or for the six months ended
$ millions				2016 Apr. 30		2016 Jan. 31		2015 Apr. 30	2016 Apr. 30	2015 Apr. 30
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$3.2	$1.6	$1.9	$2.3	$1.8	$1.7	$1.6	$1.5	$2.0	$1.6
Credit spread risk	7.0	4.3	4.6	5.6	5.0	2.3	2.9	3.6	4.0	3.5
Equity risk	6.0	1.7	3.7	3.3	2.4	2.0	2.3	2.8	2.7	2.5
Foreign exchange risk	1.9	0.8	1.5	1.2	2.0	1.3	1.0	0.9	1.3	0.9
Commodity risk	2.5	1.1	2.5	1.7	1.4	1.6	1.8	1.6	1.7	1.3
Debt specific risk	1.9	1.2	1.4	1.5	1.5	1.6	2.1	2.4	1.6	2.4
Diversification effect (1)	n/m	n/m	(7.6)	(7.5)	(6.2)	(6.4)	(8.3)	(8.3)	(7.2)	(8.0)
Total VaR (one-day measure)	$9.9	$6.7	$8.0	$8.1	$7.9	$4.1	$3.4	$4.5	$6.1	$4.2
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stressed VaR by risk type – trading portfolio

	As at or for the three months ended								As at or for the six months ended
$ millions				2016 Apr. 30		2016 Jan. 31		2015 Apr. 30	2016 Apr. 30	2015 Apr. 30
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$12.8	$7.0	$10.7	$9.0	$8.9	$8.1	$5.8	$9.0	$8.6	$7.2
Credit spread risk	13.8	9.8	11.0	11.6	12.1	10.9	15.7	16.0	11.2	14.8
Equity risk	5.0	0.9	2.4	1.9	3.1	2.2	1.5	3.6	2.1	2.6
Foreign exchange risk	4.8	1.2	2.0	2.5	3.4	5.6	2.8	2.9	4.0	3.6
Commodity risk	5.0	2.5	4.0	3.6	3.5	2.9	5.1	4.3	3.3	4.1
Debt specific risk	4.5	2.3	3.4	3.3	2.6	2.4	3.4	3.7	2.8	4.1
Diversification effect(1)	n/m	n/m	(22.8)	(21.7)	(21.6)	(22.4)	(20.9)	(23.1)	(22.1)	(21.1)
Stressed total VaR (one-day measure)	$14.7	$7.2	$10.7	$10.2	$12.0	$9.7	$13.4	$16.4	$9.9	$15.3
(1)	Stressed total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

IRC – trading portfolio

	As at or for the three months ended								As at or for the six months ended
$ millions				2016 Apr. 30		2016 Jan. 31		2015 Apr. 30	2016 Apr. 30	2015 Apr. 30
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Default risk	$102.5	$48.6	$54.3	$63.0	$58.4	$70.1	$126.6	$103.5	$66.5	$100.6
Migration risk	35.3	21.1	31.1	28.0	30.8	34.0	42.3	40.7	31.0	41.6
IRC (one-year measure)	$136.6	$73.0	$85.4	$91.0	$89.2	$104.1	$168.9	$144.2	$97.5	$142.2

30	CIBC SECOND QUARTER 2016

Trading revenue

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) in the chart below excludes positions described in the “Structured credit run-off business” section of the MD&A and certain other exited portfolios.

The trading revenue (TEB) versus VaR graph below shows the current quarter and the three previous quarters’ daily trading revenue (TEB) against the close of business day VaR measures. Trading revenue distribution on which VaR is calculated is not on a TEB basis.

During the quarter, trading revenue (TEB) was positive for 100% of the days. The largest gain of $20.3 million occurred on March 11, 2016. It was attributable to the normal course of business within our global markets line of business, notably in equity derivatives. Average daily trading revenue (TEB) was $6.1 million during the quarter and the average daily TEB was $1.9 million.

Trading revenue (TEB) versus VaR

Non-trading activities

Interest rate risk

Non-trading interest rate risk, which includes structural interest rate risk, consists primarily of risk inherent in ALM activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some guaranteed investment certificates products with early redemption features. A variety of cash instruments and derivatives, primarily interest rate swaps, futures and options, are used to manage these risks.

The following table shows the potential impact over the next 12 months, adjusted for structural assumptions (excluding shareholders’ equity in the calculation of the present value of shareholders’ equity), estimated prepayments and early withdrawals, of an immediate and sustained 100 and 200 basis point increase or decrease in all interest rates.

Interest rate sensitivity – non-trading (after-tax)

$ millions, as at			2016 Apr. 30			2016 Jan. 31			2015 Apr. 30
	CAD	USD	Other	CAD	USD	Other	CAD	USD	Other
100 basis point increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$65	$3	$11	$67	$(5)	$–	$99	$7	$–
Increase (decrease) in present value of shareholders’ equity	(132)	(108)	(6)	(100)	(126)	(32)	(130)	1	(27)
100 basis point decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(144)	(6)	(10)	(133)	(3)	1	(165)	(7)	1
Increase (decrease) in present value of shareholders’ equity	23	99	6	(45)	107	30	51	(7)	28
200 basis point increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$118	$6	$21	$116	$(10)	$–	$178	$12	$–
Increase (decrease) in present value of shareholders’ equity	(289)	(216)	(11)	(233)	(253)	(65)	(296)	1	(54)
200 basis point decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(292)	(3)	(20)	(227)	(6)	–	(231)	(12)	1
Increase (decrease) in present value of shareholders’ equity	(166)	115	11	(264)	117	54	60	(8)	49

CIBC SECOND QUARTER 2016	31

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.

CIBC possesses a comprehensive liquidity management framework that supports our business strategy, aligns with our risk appetite and limits established within the liquidity risk management policy, and adheres to regulatory expectations. The liquidity risk management policy requires we maintain sufficient liquid assets and diversified funding sources to consistently fund our balance sheet, commitments and contingent obligations, in order to maintain the strength of our enterprise under both normal and stressed conditions.

Our funding and liquidity position remained stable over the three months ended April 30, 2016, and we do not anticipate any events, commitments or demands that will materially impact our liquidity risk position.

Governance and management

We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on- and off-balance sheet exposures are routinely measured and monitored to ensure compliance with established limits. CIBC incorporates stress testing into its management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of CIBC’s contingency funding plan (CFP).

The Treasurer is responsible for managing the activities and processes required for measurement, reporting and monitoring of CIBC’s liquidity risk position.

The Global Asset Liability Committee (GALCO) governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies and assumptions are regularly reviewed and aligned with our operating regulatory requirements. The Liquidity Risk Management Committee, a subcommittee of GALCO, specifically monitors global liquidity risk, and includes senior management from Treasury, Risk Management and regional operations.

The Risk Management Committee (RMC) is regularly informed of current and prospective liquidity conditions. The RMC approves CIBC’s liquidity risk management policy, CFP, and recommend liquidity risk tolerance to the Board through the risk appetite statement.

Liquid assets

Available liquid assets include cash, high quality marketable securities and other assets that can be used to access funding in a timely fashion. Encumbered assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk.

Unencumbered assets from on- and off-balance sheet sources are summarized as follows:

$ millions, as at							2016 Apr. 30	2015 Oct. 31
	Gross liquid assets				Encumbered liquid assets (1)
	CIBC owned assets		Third-party assets		CIBC owned assets	Third-party assets	Unencumbered liquid assets
Cash and due from banks	$ 11,455	(2)	$ –		$ 470	$ –	$ 10,985	$ 18,177
Securities	78,551	(3)	69,322	(4)	26,595	39,531	81,747	82,872
National Housing Act mortgage-backed securities	50,661	(5)	–		22,222	–	28,439	32,440
Mortgages	11,590	(6)	–		11,590	–	–	–
Credit cards	3,711	(7)	–		3,711	–	–	–
Other assets	6,446	(8)	–		5,790	–	656	427
	$ 162,414		$ 69,322		$ 70,378	$ 39,531	$ 121,827	$ 133,916
(1)	Excludes intraday pledges to the Bank of Canada related to the Large Value Transfer System as these are normally released at the end of the settlement cycle each day.
(2)	Includes cash, non-interest-bearing deposits and interest-bearing deposits with contractual maturities of less than 30 days.
(3)	Includes trading, AFS and FVO securities. Excludes securities in our structured credit run-off business, private debt and private equity securities of $1,048 million (October 31, 2015: $1,116 million).
(4)	Includes $4,446 million (October 31, 2015: $3,245 million) of cash collateral received on securities borrowed, $31,276 million (October 31, 2015: $30,089 million) of securities purchased under resale agreements, $32,650 million (October 31, 2015: $32,169 million) of securities borrowed against securities lent, and $950 million (October 31, 2015: $1,058 million) of securities received for derivative collateral.
(5)	Includes securitized and transferred residential mortgages under the Canada Mortgage Bond, and securitized mortgages that were not transferred to external parties. These are reported as Loans on our interim consolidated balance sheet.
(6)	Includes mortgages in the Covered Bond Programme.
(7)	Includes assets held in consolidated trusts supporting funding liabilities.
(8)	Includes $5,790 million (October 31, 2015: $5,460 million) of cash pledged as collateral for derivatives and $656 million (October 31, 2015: $427 million) of gold and silver certificates.

The following table summarizes unencumbered liquid assets held by CIBC (parent) and significant subsidiaries:

$ millions, as at	2016 Apr. 30	2015 Oct. 31
CIBC (parent)	$91,651	$100,698
CIBC World Markets Inc. (1)	13,428	16,005
Other subsidiaries	16,748	17,213
	$121,827	$133,916
(1)	Includes CIBC World Markets Inc. and CIBC World Markets Corp.

Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks - such as the Bank of Canada and the Federal Reserve Bank of New York - historical observations, securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.

Our unencumbered liquid assets decreased by $12.1 billion or 9% from October 31, 2015, primarily due to decreases in interest-bearing deposits with banks and NHA mortgage-backed securities.

Furthermore, CIBC maintains eligibility to the Bank of Canada’s Emergency Lending Assistance (ELA) program and the Federal Reserve Bank’s Discount Window.

32	CIBC SECOND QUARTER 2016

Asset encumbrance

In the course of CIBC’s day-to-day operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and other collateral management purposes. For additional details, see Note 22 to the 2015 annual consolidated financial statements.

The following table provides a summary of our total encumbered and unencumbered assets:

					Encumbered		Unencumbered
$ millions, as at		CIBC owned assets	Third-party assets	Total assets	Pledged as collateral	Other	Available as collateral	Other
2016	Cash and deposits with banks	$11,455	$–	$11,455	$16	$454	$10,985	$–
Apr. 30	Securities	79,599	–	79,599	26,595	–	51,956	1,048
	Securities borrowed or purchased under resale agreements	–	35,722	35,722	16,239	–	19,483	–
	Loans, net of allowance	290,546	–	290,546	37,523	44	28,439	224,540
	Other
	Derivative instruments	28,740	–	28,740	–	–	–	28,740
	Customers’ liability under acceptances	13,215	–	13,215	–	–	–	13,215
	Land, buildings and equipment	1,832	–	1,832	–	–	–	1,832
	Goodwill	1,504	–	1,504	–	–	–	1,504
	Software and other intangible assets	1,289	–	1,289	–	–	–	1,289
	Investments in equity-accounted associates and joint ventures	1,723	–	1,723	–	–	–	1,723
	Other assets	12,519	–	12,519	5,790	–	656	6,073
		$442,422	$35,722	$478,144	$86,163	$498	$111,519	$279,964
2015	Cash and deposits with banks	$18,637	$–	$18,637	$16	$444	$18,177	$–
Oct. 31	Securities	74,982	–	74,982	24,603	–	49,263	1,116
	Securities borrowed or purchased under resale agreements	–	33,334	33,334	16,748	–	16,586	–
	Loans, net of allowance	281,185	–	281,185	39,858	76	32,440	208,811
	Other
	Derivative instruments	26,342	–	26,342	–	–	–	26,342
	Customers’ liability under acceptances	9,796	–	9,796	–	–	–	9,796
	Land, buildings and equipment	1,897	–	1,897	–	–	–	1,897
	Goodwill	1,526	–	1,526	–	–	–	1,526
	Software and other intangible assets	1,197	–	1,197	–	–	–	1,197
	Investments in equity-accounted associates and joint ventures	1,847	–	1,847	–	–	–	1,847
	Other assets	12,566	–	12,566	5,460	–	427	6,679
		$429,975	$33,334	$463,309	$86,685	$520	$116,893	$259,211

Restrictions on the flow of funds

Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have separate regulatory capital and liquidity requirements, as established by applicable banking and securities regulators.

We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently to ensure each entity is in compliance with local regulatory and policy requirements.

Liquidity coverage ratio

The objective of the liquidity coverage ratio (LCR) is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a 30-day acute stress scenario. Canadian banks are required to achieve a minimum LCR value of 100%. CIBC is in compliance with this requirement.

In accordance with the calibration methodology contained in OSFI’s liquidity adequacy requirements (LAR) guidelines released in May 2014, CIBC reports the LCR monthly to OSFI. The ratio is calculated as follows:

Total High Quality Liquid Assets (HQLA)	≥ 100%
Total net cash outflows over the next 30 calendar days

The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and relative ability to operationally monetize assets on a timely basis during a period of stress. CIBC’s centrally-managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect CIBC’s internal assessment of its ability to monetize its marketable assets under stress.

The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the 30-calendar-day period. Expected cash outflows represent LCR-defined withdrawal or draw-down rates applied against outstanding liabilities and off-balance sheet commitments, respectively. Significant contributors to CIBC’s LCR outflows include business and financial institution deposit run-off, draws on undrawn lines of credit and large unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at LCR-prescribed inflow rates, and include performing loan repayments and non-HQLA marketable assets.

CIBC SECOND QUARTER 2016	33

The LCR is disclosed using a standard OSFI-prescribed disclosure template and is calculated based on a simple average of the three month end positions within the quarter:

$ millions		Total unweighted value (1)	Total weighted value (2)
HQLA
1	HQLA	n/a	$ 98,385
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$ 127,240	8,584
3	Stable deposits	59,137	1,774
4	Less stable deposits	68,103	6,810
5	Unsecured wholesale funding, of which:	109,242	61,962
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	37,989	9,341
7	Non-operational deposits (all counterparties)	46,885	28,253
8	Unsecured debt	24,368	24,368
9	Secured wholesale funding	n/a	4,032
10	Additional requirements, of which:	64,069	18,608
11	Outflows related to derivative exposures and other collateral requirements	10,992	7,435
12	Outflows related to loss of funding on debt products	2,376	2,376
13	Credit and liquidity facilities	50,701	8,797
14	Other contractual funding obligations	2,112	2,112
15	Other contingent funding obligations	228,171	4,072
16	Total cash outflows	n/a	99,370
Cash inflows
17	Secured lending (e.g. reverse repos)	43,745	7,868
18	Inflows from fully performing exposures	16,083	8,230
19	Other cash inflows	2,429	2,429
20	Total cash inflows	$ 62,257	$ 18,527
			Total adjusted value
21	Total HQLA	n/a	$ 98,385
22	Total net cash outflows	n/a	$ 80,843
23	LCR	n/a	122%
$ millions, for the three months ended January 31, 2016			Total adjusted value
21	Total HQLA	n/a	$ 95,869
22	Total net cash outflows	n/a	$ 79,141
23	LCR	n/a	121%
(1)	Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance sheet items or contractual receivables.
(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.

Our average LCR as at April 30, 2016 increased to 122% from 121% as at January 31, 2016, primarily due to increases in eligible liquid assets, partially offset by greater wholesale funding maturities. Multiple other factors that are part of normal business operations also impact the LCR.

CIBC considers the impact of its business decisions on the LCR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the ratio month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and environmental considerations affecting collateral. Furthermore, CIBC reports the LCR to OSFI in multiple currencies, and thus measures the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.

Reporting of the LCR is calibrated centrally by CIBC’s Treasury function, in conjunction with CIBC’s SBUs and other functional and support groups.

Funding

CIBC funds its operations with client-sourced deposits, supplemented with a wide range of wholesale funding.

CIBC’s principal approach aims to fund the balance sheet with deposits primarily raised from Retail and Business Banking channels. Personal deposits accounted for $142.9 billion as at April 30, 2016 (October 31, 2015: $137.4 billion). CIBC maintains a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.

We routinely access a range of short- and long-term secured and unsecured wholesale funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt. CIBC continuously evaluates opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.

GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities and output from our liquidity position forecasting.

34	CIBC SECOND QUARTER 2016

The following table provides the contractual maturities at carrying values of CIBC’s wholesale funding sources:

$ millions, as at April 30, 2016	Less than 1 month	1 – 3 months	3 – 6 months	6 – 12 months	Less than 1 year total	1 – 2 years	Over 2 years	Total
Deposits from banks	$6,665	$805	$131	$128	$7,729	$–	$–	$7,729
Certificates of deposit and commercial paper	7,314	14,185	14,262	3,914	39,675	1,490	–	41,165
Bearer deposit notes and bankers’ acceptances	464	762	3,433	1,497	6,156	–	–	6,156
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes	367	4,944	1,275	8,527	15,113	11,192	8,387	34,692
Senior unsecured structured notes	–	–	–	394	394	–	–	394
Covered bonds/asset-backed securities
Mortgage securitization	–	1,126	829	1,199	3,154	3,338	15,353	21,845
Covered bonds	–	–	–	477	477	1,586	9,527	11,590
Cards securitization	600	–	–	1,750	2,350	565	796	3,711
Subordinated liabilities	–	–	–	–	–	–	3,354	3,354
Other	–	–	–	–	–	–	–	–
	$15,410	$21,822	$19,930	$17,886	$75,048	$18,171	$37,417	$130,636
Of which:
Secured	$600	$1,126	$829	$3,426	$5,981	$5,489	$25,676	$37,146
Unsecured	14,810	20,696	19,101	14,460	69,067	12,682	11,741	93,490
	$15,410	$21,822	$19,930	$17,886	$75,048	$18,171	$37,417	$130,636
October 31, 2015	$15,361	$23,429	$17,787	$20,601	$77,178	$18,977	$37,237	$133,392

CIBC’s wholesale funding is diversified by currency as demonstrated in the table that follows:

$ billions, as at	2016 Apr. 30		2015 Oct. 31
CAD	$58.9	45%	$61.5	46%
USD	53.5	41	60.1	45
Other	18.2	14	11.8	9
	$130.6	100%	$133.4	100%

Credit ratings

CIBC’s access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position and liquidity positioning. Our credit ratings are summarized in the following table:

	Short-term debt		Senior debt		Subordinated debt		Subordinated debt – NVCC (1)		Preferred Shares – NVCC (1)
As at	2016 Apr. 30	2015 Oct. 31	2016 Apr. 30	2015 Oct. 31	2016 Apr. 30	2015 Oct. 31	2016 Apr. 30	2015 Oct. 31	2016 Apr. 30	2015 Oct. 31	Outlook
DBRS	R-1(H)	R-1(H)	AA	AA	AA(L)	AA(L)	A(L)	A(L)	Pfd-2	Pfd-2	Negative	(2)
Fitch	F1+	F1+	AA-	AA-	A+	A+	A+	A+	n/a	n/a	Stable
Moody’s	P-1	P-1	Aa3	Aa3	A3	A3	Baa1	Baa1	Baa2	Baa2	Negative	(3)
S&P	A-1	A-1	A+	A+	BBB+	BBB+	BBB	BBB	P-3(H)	P-3(H)	Stable
(1)	Comprises instruments which are treated as NVCC in accordance with OSFI’s capital adequacy guidelines.
(2)	Negative outlook applies to short-term debt, senior debt, and subordinated debt ratings.
(3)	Negative outlook only applies to senior debt rating.
n/a	Not available.

Additional collateral requirements for rating downgrades

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at	2016 Apr. 30	2015 Oct. 31
One-notch downgrade	$0.1	$0.1
Two-notch downgrade	0.2	0.2
Three-notch downgrade	0.5	0.5

CIBC SECOND QUARTER 2016	35

Other regulatory liquidity standards

In May 2014, OSFI published the final LAR guideline, which was driven by the BCBS’ global liquidity requirements, and includes the LCR, net stable funding ratio (NSFR) and other additional liquidity monitoring tools. It is further supplemented by the OSFI-designed supervisory tool known as the net cumulative cash flow (NCCF) metric. OSFI will use the LAR and associated metrics to assess individual banks’ liquidity adequacy. Additional liquidity monitoring tools, including intraday liquidity reporting, are expected to be required by January 1, 2017.

On October 31, 2014, the BCBS published its final NSFR guideline. In February 2015, OSFI provided a revised Basel III monitoring template and is engaging in directed and public consultations prior to issuance of its final NSFR reporting application. NSFR reporting will become effective January 1, 2018, and will be disclosed publicly in the first quarter of 2018 in accordance with NSFR disclosure requirements released in June 2015.

Consistent with the requirements above, we submit LCR and NCCF reports to OSFI on a monthly basis and the NSFR report on a quarterly basis. We provide the LCR and NSFR reports to the BCBS twice annually.

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets and liabilities at their carrying values. Contractual analysis is not representative of CIBC’s liquidity risk exposure, however this information serves to inform CIBC’s management of liquidity risk, and provide input when modeling a behavioural balance sheet.

$ millions, as at April 30, 2016	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks	$2,821	$–	$–	$–	$–	$–	$–	$–	$–	$2,821
Interest-bearing deposits with banks	8,634	–	–	–	–	–	–	–	–	8,634
Securities	2,378	2,274	2,469	1,906	1,602	5,843	16,753	13,157	33,217	79,599
Cash collateral on securities borrowed	4,446	–	–	–	–	–	–	–	–	4,446
Securities purchased under resale agreements	17,138	8,071	5,079	988	–	–	–	–	–	31,276
Loans
Residential mortgages	2,494	5,950	8,746	6,400	7,963	30,533	105,642	6,880	830	175,438
Personal	608	585	815	865	1,122	165	400	2,382	29,931	36,873
Credit card	250	501	751	751	751	3,003	5,910	–	–	11,917
Business and government	4,345	2,772	2,544	2,840	4,023	9,099	22,101	12,318	8,076	68,118
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,800)	(1,800)
Derivative instruments	2,165	3,392	990	1,860	562	2,875	6,229	10,667	–	28,740
Customers’ liability under acceptances	11,700	1,403	106	1	5	–	–	–	–	13,215
Other assets	–	–	–	–	–	–	–	–	18,867	18,867
	$56,979	$24,948	$21,500	$15,611	$16,028	$51,518	$157,035	$45,404	$89,121	$478,144
October 31, 2015	$54,058	$22,927	$21,064	$22,485	$16,347	$49,380	$141,529	$47,362	$88,157	$463,309
Liabilities
Deposits (1)	$24,261	$29,294	$31,097	$19,849	$18,697	$26,215	$39,037	$6,392	$173,868	$368,710
Obligations related to securities sold short	9,625	–	–	–	–	–	–	–	–	9,625
Cash collateral on securities lent	2,314	–	–	–	–	–	–	–	–	2,314
Obligations related to securities sold under repurchase agreements	12,270	2,149	–	–	–	–	–	–	–	14,419
Derivative instruments	3,329	3,369	1,336	2,010	861	4,389	7,225	10,225	–	32,744
Acceptances	11,757	1,403	106	1	5	–	–	–	–	13,272
Other liabilities	–	–	–	–	–	–	–	–	11,934	11,934
Subordinated indebtedness	–	–	–	–	–	–	38	3,316	–	3,354
Equity	–	–	–	–	–	–	–	–	21,772	21,772
	$63,556	$36,215	$32,539	$21,860	$19,563	$30,604	$46,300	$19,933	$207,574	$478,144
October 31, 2015	$60,305	$34,090	$27,455	$26,453	$15,499	$30,998	$47,403	$18,902	$202,204	$463,309
(1)	Comprises $142.9 billion (October 31, 2015: $137.4 billion) of personal deposits of which $138.4 billion (October 31, 2015: $132.7 billion) are in Canada and $4.5 billion (October 31, 2015: $4.7 billion) are in other countries; $214.4 billion (October 31, 2015: $218.5 billion) of business and government deposits and secured borrowings of which $159.9 billion (October 31, 2015: $158.9 billion) are in Canada and $54.5 billion (October 31, 2015: $59.6 billion) are in other countries; and $11.4 billion (October 31, 2015: $10.8 billion) of bank deposits of which $4.9 billion (October 31, 2015: $4.0 billion) are in Canada and $6.5 billion (October 31, 2015: $6.8 billion) are in other countries.

The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

36	CIBC SECOND QUARTER 2016

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at April 30, 2016	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	No specified maturity (1)	Total
Securities lending (2)	$22,736	$5,309	$4,605	$–	$–	$–	$–	$–	$–	$32,650
Unutilized credit commitments	460	5,471	1,575	1,263	1,113	5,523	32,154	1,305	129,078	177,942
Backstop liquidity facilities	73	198	136	6,039	558	332	–	13	–	7,349
Standby and performance letters of credit	1,416	1,922	1,461	3,641	1,868	672	801	241	–	12,022
Documentary and commercial letters of credit	54	55	60	17	2	38	4	–	–	230
Other	250	–	–	–	–	–	–	–	–	250
	$24,989	$12,955	$7,837	$10,960	$3,541	$6,565	$32,959	$1,559	$129,078	$230,443
October 31, 2015	$25,115	$19,910	$5,597	$4,322	$3,748	$8,912	$32,321	$1,560	$124,034	$225,519
(1)	Includes $101.1 billion (October 31, 2015: $97.1 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $2.3 billion (October 31, 2015: $1.4 billion) for cash because it is reported on the interim consolidated balance sheet.

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at April 30, 2016	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	Total
Operating leases	$36	$73	$109	$108	$107	$404	$891	$1,014	$2,742
Purchase obligations (1)	93	125	280	189	148	719	835	394	2,783
Pension contributions (2)	22	29	44	–	–	–	–	–	95
Underwriting commitments	83	73	248	–	–	–	–	–	404
Investment commitments	–	–	–	1	3	4	10	138	156
	$234	$300	$681	$298	$258	$1,127	$1,736	$1,546	$6,180
October 31, 2015	$797	$284	$306	$336	$340	$1,093	$1,869	$1,669	$6,694
(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.
(2)	Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.

Other risks

We also have policies and processes to measure, monitor and control other risks, including strategic, insurance, operational, technology, information and cyber security, reputation and legal, regulatory compliance, and environmental risks. These risks and related policies and processes have not changed significantly from those described on pages 73 to 75 of the 2015 Annual Report.

CIBC SECOND QUARTER 2016	37

Accounting and control matters

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements of the 2015 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements as at and for the year ended October 31, 2015. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain.

Valuation of financial instruments

Debt and equity trading securities, trading business and government loans, obligations related to securities sold short, derivative contracts, AFS securities and FVO financial instruments are carried at fair value. FVO financial instruments include certain debt securities, certain secured borrowings, structured deposits and business and government deposits. Retail mortgage interest rate commitments are also designated as FVO financial instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s-length transaction between market participants in the principal market under current market conditions (i.e., the exit price). Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). We have an established and well-documented process for determining fair value. Fair value is based on unadjusted quoted prices in an active market for the same instrument, where available (Level 1). If active market prices or quotes are not available for an instrument, fair value is then based on valuation models in which the significant inputs are observable (Level 2) or in which one or more of the significant inputs are non-observable (Level 3). Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. For instruments valued using internally developed models that use significant non-observable market inputs and are therefore classified within Level 3 of the hierarchy, the judgment used to estimate fair value is more significant than when estimating the fair value of instruments classified within Levels 1 and 2. To ensure that valuations are appropriate, a number of policies and controls are in place. Independent validation of fair value is performed at least on a monthly basis. Valuation inputs are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources.

The following table presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on Level 3 inputs, for the structured credit run-off business and total consolidated CIBC. For further details of the valuation of and sensitivity associated with Level 3 financial assets and liabilities, see Note 2 to the interim consolidated financial statements.

			2016			2015
$ millions, as at			Apr. 30			Oct. 31
	Structured credit run-off business	Total CIBC	Total CIBC (1)	Structured credit run-off business	Total CIBC	Total CIBC (1)
Assets
Trading securities and loans	$ 537	$588	1.2%	$ 565	$611	1.2%
AFS securities	36	1,808	5.5	32	2,041	7.2
FVO securities	100	100	39.2	111	111	41.6
Derivative instruments	145	172	0.6	165	192	0.7
	$ 818	$2,668	2.3%	$ 873	$2,955	2.7%
Liabilities
Deposits and other liabilities (2)	$ 247	$452	14.9%	$ 280	$474	17.8%
Derivative instruments	216	282	0.9	244	297	1.0
	$ 463	$734	1.6%	$ 524	$771	1.9%
(1)	Represents the percentage of Level 3 assets and liabilities over total assets and liabilities for each reported category that are carried on the interim consolidated financial statements at fair value.
(2)	Includes FVO deposits and bifurcated embedded derivatives.

Fair value adjustments

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation of financial instruments that are carried at fair value on the consolidated balance sheet. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth and other market risks, parameter uncertainty, model risk, credit risk, and future administration costs.

The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could change as events warrant and may not reflect ultimate realizable amounts.

The following table summarizes our valuation adjustments:

$ millions, as at	2016 Apr. 30	2015 Oct. 31
Securities
Market risk	$2	$1
Derivatives
Market risk	66	68
Credit risk	109	99
Administration costs	5	6
Total valuation adjustments	$182	$174

38	CIBC SECOND QUARTER 2016

Allowance for credit losses

We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions.

The allowance for credit losses consists of individual and collective components.

Individual allowances

The majority of our business and government loan portfolios are assessed on an individual loan basis. Individual allowances are established when impaired loans are identified within the individually assessed portfolios. A loan is classified as impaired when we are of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. The individual allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan.

Individual allowances are not established for portfolios that are collectively assessed, including most retail portfolios.

Collective allowances

Consumer and certain small business allowances

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which we take a portfolio approach to establish the collective allowance. As it is not practical to review each individual loan, we utilize a formula basis, by reference to historical ratios of write-offs to current accounts and balances in arrears. For residential mortgages, personal loans and certain small business loans, this historical loss experience enables CIBC to determine appropriate probability of default (PD) and LGD parameters, which are used in the calculation of the portion of the collective allowance for current accounts. The PDs determined by this process that correspond to the risk levels in our retail portfolios are disclosed on page 51 of the 2015 Annual Report. For credit card loans, non-current residential mortgages, personal loans and certain small business loans, the historical loss experience enables CIBC to calculate flows to write off in our models that determine the collective allowance that pertain to these loans.

We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the allowance calculation are updated, based on our experience and the economic environment.

Business and government allowances

For groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis, a collective allowance is provided for losses which we estimate are inherent in the portfolio at the reporting date, but not yet specifically identified from an individual assessment of the loan.

The methodology for determining the appropriate level of the collective allowance incorporates a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the collective allowance calculation are updated, based on our experience and the economic environment. Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the PD factors associated with each risk rating, as well as estimates of LGD. The PD factors reflect our historical loss experience and are supplemented by data derived from defaults in the public debt markets. Our risk-rating method and categories are disclosed on page 50 of the 2015 Annual Report. Historical loss experience is adjusted based on observable data to reflect the effects of current conditions. LGD estimates are based on our experience over past years.

For further details on the allowance for credit losses, see Note 5 to the interim consolidated financial statements.

Securitizations and structured entities

Securitization of our own assets

Under IFRS 10 “Consolidated Financial Statements”, judgment is exercised in determining whether an investor controls an investee including assessing whether the investor has: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to affect those returns through its power over the investee.

We sponsor several SEs that purchase and securitize our own assets including Cards II Trust, Broadway Trust and Crisp Trust, which we consolidate under IFRS 10.

We also securitize our own mortgage assets through a government-sponsored securitization program. We sell these securitized assets to a government-sponsored securitization vehicle that we do not consolidate, as well as to other third parties. International Accounting Standard (IAS) 39 “Financial Instruments: Recognition and Measurement” provides guidance on when to derecognize financial assets. A financial asset is derecognized when the contractual rights to receive cash flows from the asset have expired, or when we have transferred the rights to receive cash flows from the asset such that:

•	We have transferred substantially all the risks and rewards of the asset; or
•	We have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

We have determined that our securitization activities related to residential mortgages and cards receivables are accounted for as secured borrowing transactions because we have not met the aforementioned criteria.

In addition, we sell and derecognize commercial mortgages through a pass-through arrangement with a trust that securitizes these mortgages into ownership certificates held by various external investors. We continue to perform special servicing of the mortgages in exchange for a market-based fee and do not consolidate the trust. We also sell certain U.S. commercial mortgages to third parties that qualify for derecognition because we have transferred substantially all the risks and rewards of the mortgages and have no continuing involvement after the transfer.

Securitization of third-party assets

We also sponsor several SEs that purchase pools of third-party assets. We consider a number of factors in determining whether CIBC controls these SEs. We monitor the extent to which we support these SEs, through direct investment in the debt issued by the SEs and through the provision of liquidity protection to the other debtholders, to assess whether we should consolidate these entities.

IFRS 10 also requires that we reconsider our consolidation assessment if facts and circumstances relevant to the entities indicate that there are changes to one or more of the three elements of control described above. Factors that trigger reassessment include, but are not limited to, significant changes in ownership structure of the entities, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, transactions with the entities that were not contemplated originally and changes in the financing structure of the entities.

CIBC SECOND QUARTER 2016	39

Specifically, in relation to our multi-seller conduits, we would reconsider our consolidation assessment if our level of interest in the ABCP issued by conduits changes significantly, or in the rare event that the liquidity facility we provide to the conduits is drawn or amended.

A significant increase in our holdings of the outstanding commercial paper issued by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.

For additional information on the securitizations of our own assets and third-party assets, see the “Off-balance sheet arrangements” section and Note 6 to the interim consolidated financial statements.

Asset impairment

Goodwill, other intangible assets and long-lived assets

As at April 30, 2016, we had goodwill of $1,504 million (October 31, 2015: $1,526 million). Goodwill is not amortized, but is tested, at least annually, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill. Any deficiency is recognized as impairment of goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less costs to sell and its value in use. Goodwill is also required to be tested for impairment whenever there are indicators that it may be impaired.

Estimation of the recoverable amount is an area of significant judgment. Recoverable amounts are estimated using internally developed models which require the use of significant assumptions including forecasted earnings, discount rates, growth rates, forecasted regulatory capital requirements, and price-earnings multiples. Reductions in the estimated recoverable amount could arise from various factors, such as reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or terminal growth rates either in isolation or in any combination thereof. Where our estimated recoverable amount is not significantly in excess of the carrying amount of the CGU, additional judgment is required, and reductions in the recoverable amount are more likely to give rise to a deficiency which would result in an impairment charge.

The recoverable amount of CIBC FirstCaribbean is based on a value-in-use calculation that is estimated using a five-year cash flow projection approved by management of CIBC FirstCaribbean and an estimate of the capital required to be maintained in the region to support ongoing operations.

We performed our annual impairment test as of August 1, 2015 based on a five-year forecast prepared by management of CIBC FirstCaribbean during the fourth quarter of 2015. While our 2015 annual impairment test did not result in an impairment charge, the forecast for CIBC FirstCaribbean reflected the currently challenging, but improving, economic conditions which continue to persist in the Caribbean region, as well as an expected further recovery in those conditions during the forecast period.

Economic conditions in the Caribbean region remain challenging, and recent market volatility suggests greater downside risk with respect to the broader economic outlook, including forward-looking interest rate forecasts. As a result, we continue to closely monitor our investment. Reductions in the estimated recoverable amount of our CIBC FirstCaribbean CGU could result in additional goodwill impairment charges in future periods. As at April 30, 2016, the carrying amount of goodwill relating to CIBC FirstCaribbean was $394 million (US$314 million).

Other intangible assets and long-lived assets

As at April 30, 2016, we had other intangible assets with an indefinite life of $141 million (October 31, 2015: $142 million). Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis.

Intangible assets with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount. An impairment test is required at least annually, or whenever there are indicators that these assets may be impaired.

Long-lived assets and other identifiable intangible assets with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the recoverable amount. The recoverable amount is defined as the higher of the estimated fair value less costs to sell and value in use.

Determining the recoverable amount of intangible assets and long-lived assets is an area of judgment as we estimate the future cash flows expected to result from the use of the asset and, where appropriate, cash flows arising from the asset’s eventual disposition.

Income taxes

We are subject to income tax laws in the various jurisdictions where we operate, and the tax laws in those jurisdictions are potentially subject to different interpretations by us and the relevant taxation authority. We use judgment in the estimation of income taxes and deferred tax assets and liabilities. As a result, management judgment is applied in the interpretation of the relevant tax laws and in estimating the provision for current and deferred income taxes. Deferred tax assets or liabilities are determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the assets are realized or the liabilities are settled. Deferred tax liabilities are generally recognized for all taxable temporary differences unless the temporary differences relate to our net investments in foreign operations and will not reverse in the foreseeable future.

We are required to assess whether it is probable that our deferred tax assets will be realized prior to their expiration and, based on all the available evidence, determine if any portion of our deferred tax assets should not be recognized. The factors used to assess the probability of realization are our past experience of income and capital gains, forecasts of future net income before income taxes, available tax planning strategies that could be implemented to realize the deferred tax assets, and the remaining expiration period of tax loss carryforwards. In addition, for deductible temporary differences arising from our investments in foreign operations, we must consider whether the temporary difference will reverse in the foreseeable future. Although realization is not assured, we believe, based on all the available evidence, it is probable that the recognized deferred tax assets will be realized.

Income tax accounting impacts all of our reporting segments. For further details of our income taxes, see Note 11 to the interim consolidated financial statements.

Contingent liabilities and provision

Legal proceedings and other contingencies

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements.

40	CIBC SECOND QUARTER 2016

However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 23 to the 2015 annual consolidated financial statements included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.3 billion as at April 30, 2016. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at April 30, 2016, consist of the significant legal matters disclosed in Note 23 to the 2015 annual consolidated financial statements as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

For additional information on developments related to our significant legal proceedings which have occurred since the issuance of our 2015 annual consolidated financial statements refer to Note 13.

Restructuring

During 2015, we recorded cumulative restructuring charges of $296 million ($225 million after-tax) in Corporate and Other. The charges primarily related to employee severance and included Program Clarity, a bank-wide priority focused on simplifying our bank. The charges also included restructuring costs related to CIBC FirstCaribbean, which included charges related to the sale by CIBC FirstCaribbean of its Belize banking operations. As at April 30, 2016, the remaining provision relating to these restructuring charges was $170 million. While this amount represents our best estimate as at April 30, 2016 of the amount required to settle the obligation, uncertainty exists with respect to when the obligation will be settled and the amounts ultimately paid, as this will largely depend upon individual facts and circumstances.

For further details on our restructuring provision, see Note 23 to our 2015 annual consolidated financial statements.

Post-employment and other long-term benefit plan assumptions

We sponsor a number of benefit plans to eligible employees, including registered and supplemental pension plans, and post-retirement medical and dental plans (other post-employment benefit plans). We also continue to sponsor a long-term disability income replacement plan and associated medical and dental benefits (collectively, other long-term benefit plans). The long-term disability plan was closed to new claims effective June 1, 2004.

The calculation of net defined benefit plan expense and obligations depends on various actuarial assumptions such as discount rates, health-care cost trend rates, turnover of employees, projected salary increases, retirement age, and mortality rates. The actuarial assumptions used for determining the net defined benefit expense for a fiscal year are set at the beginning of the annual reporting period, are reviewed in accordance with accepted actuarial practice and are approved by management.

The discount rate assumption used in measuring the net defined benefit plan expense and obligations reflects market yields, as of the measurement date, on high quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments. Our discount rate is estimated by developing a yield curve based on high quality corporate bonds. While there is a deep market of high quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all the expected benefit payments for all of our Canadian plans. As a result, for our Canadian pension, other post-employment and other long-term benefit plans, we estimate the yields of high quality corporate bonds with longer term maturities by extrapolating current yields on bonds with short- and medium-term durations along the yield curve. Judgment is required in constructing the yield curve, and as a result, different methodologies applied in constructing the yield curve can give rise to different discount rates.

For further details of our annual pension and other post-employment expense and obligations, see Note 19 to the 2015 annual consolidated financial statements.

CIBC SECOND QUARTER 2016	41

Accounting developments

Transition to IFRS 9

IFRS 9 “Financial Instruments” replaces IAS 39 “Financial Instruments: Recognition and Measurement” and is effective for annual periods beginning on or after January 1, 2018, which for us would have been on November 1, 2018. Early application is permitted if an entity applies all the requirements of the standard. During 2015, OSFI issued a final advisory that requires D-SIBs to adopt IFRS 9 for their annual period beginning on November 1, 2017, one year earlier than required by the IASB. As a D-SIB, we will publish our first interim consolidated financial statements under IFRS 9 for the quarter ended January 31, 2018, except for the “own credit” provisions of IFRS 9, which we voluntarily early adopted as of November 1, 2014. IFRS 9 is required to be applied on a retrospective basis, with certain exceptions.

The transition to IFRS 9 represents a significant initiative for CIBC, for which we have established a transition program that is supported by a formal governance structure with an enterprise view and a dedicated project team. The project’s Steering Committee is co-chaired by senior stakeholders from our Risk Management and Finance groups, and is composed of individuals from the impacted SBUs as well as functional groups, such as Information Technology and Internal Audit. The Steering Committee is responsible for:

•	Ensuring the strategic alignment of IFRS 9 with CIBC’s overall strategies;
•	Ensuring key milestones are met;
•	Providing direction and guidance on a holistic basis; and
•	Reviewing and resolving key issues and risks.

To assist the Steering Committee in meeting its responsibilities, our transition program structure has three work streams that correspond to the three sections of the new financial instruments standard: (1) Classification and measurement of financial instruments; (2) Impairment; and (3) Hedge accounting. Each work stream is composed of stakeholders from the impacted SBUs and functional groups, who are subject matter experts in the relevant policies, processes or technologies that are expected to be impacted by the transition.

Classification and measurement

The IFRS 9 classification and measurement model requires that all debt instrument financial assets that do not meet a “solely payment of principal and interest” (SPPI) test, including those that contain embedded derivatives, be classified at initial recognition as fair value through profit or loss (FVTPL). The intent of the SPPI test is to ensure that debt instruments that contain non-basic lending features, such as conversion options and equity linked pay-outs are measured at FVTPL. Subsequent measurement of instruments classified as FVTPL under IFRS 9 operates in a similar manner to trading under IAS 39.

For debt instrument financial assets that meet the SPPI test, classification at initial recognition will be determined based on what business model under which these instruments are managed. Debt instruments that are managed on a “held for trading” or “fair value” basis will be classified as FVTPL. Debt instruments that are managed on a “hold to collect and for sale” basis will be classified as fair value through OCI (FV-OCI) for debt. Debt instruments that are managed on a “hold to collect” basis will be classified as amortized cost. Subsequent measurement of instruments classified at FV-OCI and amortized cost classifications under IFRS 9 operate in a similar manner to AFS for debt securities and loans and receivables, respectively, under existing IAS 39, except for the impairment provisions which are discussed below.

For those debt instrument financial assets that would otherwise be classified as FV-OCI or amortized cost, an irrevocable designation can be made at initial recognition to instead measure the debt instrument at fair value through profit or loss under the fair value option if doing so eliminates or significantly reduces an accounting mismatch and if certain OSFI requirements are met.

All equity instrument financial assets are required to be classified at initial recognition as FVTPL unless an irrevocable designation is made to classify the instrument as FV-OCI for equities. Unlike AFS for equity securities under IAS 39, the FV-OCI for equities category results in all realized and unrealized gains and losses being recognized in OCI with no recycling to profit and loss. Only dividends continue to be recognized in profit and loss.

The classification and measurement of financial liabilities remain essentially unchanged from the current IAS 39 requirements, except that changes in fair value of FVO liabilities attributable to changes in own credit risk are to be presented in OCI, rather than profit and loss, which we early adopted as of November 1, 2014.

Derivatives will continue to be measured at FVTPL under IFRS 9.

Impairment

The new impairment guidance sets out an expected credit loss (ECL) model applicable to all debt instrument financial assets classified as amortized cost or FV-OCI. In addition, the ECL model applies to loan commitments and financial guarantees that are not measured at FVTPL.

The application of the ECL methodology to non-impaired financial instruments requires entities to recognize 12 months of expected credit losses from the date the financial instrument is first recognized (stage 1 loans), and to recognize lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition (stage 2 loans). In assessing whether credit risk has increased significantly, entities are required to compare the risk of a default occurring on the financial instrument as at the reporting date, with the risk of a default occurring on the financial instrument as at the date of initial recognition. In subsequent reporting periods, if the credit risk of the financial instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then entities shall revert to recognizing 12 months of expected credit losses. In contrast, under the incurred loss methodology inherent in IAS 39, allowances are provided for non-impaired loans for losses that are incurred but not yet identified, while impairment losses are generally only recognized for AFS debt securities when objective evidence of impairment has been identified.

The ECL model under IFRS 9 also requires that lifetime expected credit losses be recognized for financial assets that are assessed as credit-impaired (stage 3 loans), which for loans is similar to the requirements of IAS 39 to recognize impaired loans at their estimated realizable value. This occurs when one or more events have occurred after the initial recognition of the loan and the loss event or events have a detrimental impact on the estimated future cash flows of that loan.

We are currently designing the application of the ECL methodology to our impacted portfolios which includes defining when a significant increase in credit risk of a financial asset has occurred, defining a credit impaired financial asset, determining the measurement of both 12-month and lifetime credit losses and determining the set of forward-looking information factors to be incorporated in our methodology and how those factors will be quantified. Our design takes into account that interpretations concerning the application of ECL continue to evolve.

Our design also leverages our data, systems and processes that are used to calculate Basel expected losses regulatory adjustments for the portion of our portfolios under the AIRB approach. Appropriate adjustments will be made to the Basel parameters to meet IFRS 9 requirements, including the conversion of through-the-cycle and downturn parameters used in the Basel regulatory calculations to point-in-time parameters used under IFRS 9 that considers forward-looking information. In addition, expected losses under IFRS 9 are for 12 months for stage 1 loans and lifetime for stage 2 and stage 3 loans, as compared with 12 months for AIRB portfolios under Basel. The negative impact from potential increases in our balance sheet allowances under IFRS 9 on CET1 capital, could be partially mitigated by reductions in negative regulatory capital adjustments related to any shortfall of allowances to regulatory expected losses in the CET1 calculation.

42	CIBC SECOND QUARTER 2016

In December 2015, the BCBS finalized “Guidance on credit risk and accounting for expected credit losses”, which sets out supervisory guidance for banks relating to sound credit risk practices associated with implementing and applying an expected credit loss accounting framework, which includes the methodology in IFRS 9. In March 2016, OSFI issued draft guidance that, when finalized, will effectively require the application of the BCBS guidance for Canadian D-SIBs. We are currently designing the application of the IFRS 9 ECL methodology to our impacted portfolios, which takes into account the BCBS’ supervisory guidance.

Hedge accounting

The IFRS 9 hedge accounting guidance is intended to better align the accounting with risk management activities. However, IFRS 9 allows the existing hedge accounting requirements under IAS 39 to continue in place of the hedge accounting requirements under IFRS 9, pending the completion of the IASB’s project on macro hedge accounting. We are currently evaluating whether we should adopt the IFRS 9 hedge accounting requirements or retain the IAS 39 requirements.

Regulatory developments

Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted in the U.S. in July 2010. The Dodd-Frank Act contains many broad reforms impacting the financial services industry. These reforms impact every financial institution in the U.S. and many financial institutions that operate outside the U.S. While certain portions of the Dodd-Frank Act became effective immediately, or are now effective following transition periods or final rulemakings, the effectiveness of other portions is still subject to final rulemakings by U.S. government agencies, or the expiration of transition periods. Accordingly, it remains difficult to fully assess the impact that the Dodd-Frank Act will have on CIBC, and on the financial services industry in general. CIBC is subject to a number of specific requirements, including, among other things, mandatory clearing, trade reporting and registration of OTC derivative trading activities, heightened capital, liquidity and prudential standards, such as the enhanced prudential standards and early remediation requirements under Sections 165 and 166 of the Dodd-Frank Act, and restrictions on proprietary trading, private equity and hedge fund activities, commonly known as the Volcker Rule. CIBC continues to devote resources necessary to ensure that we implement the requirements in compliance with all applicable regulations under the Dodd-Frank Act. We continually monitor developments to prepare for rulemakings that have the potential to impact our operations in the U.S. and elsewhere. Although these reforms have increased our cost of regulatory compliance and have restricted our ability to engage in certain activities in the U.S. and elsewhere, we do not expect costs and restrictions associated with the new regulations to have a material impact on our financial results.

Automatic Exchange of Information – Organisation for Economic Co-operation and Development (OECD)

Under the initiative of the OECD, many countries have committed to automatic exchange of information relating to accounts held by tax residents of signatory countries, using a Common Reporting Standard (CRS). CRS was implemented in “early adopter” countries in January 2016, with other countries, including Canada agreeing to implementation in subsequent years, through the adoption of local legislation. Proposed legislation to implement the CRS in Canada was released by the Department of Finance on April 15, 2016. CIBC will meet all obligations imposed under the CRS, in accordance with local law, in all applicable jurisdictions in which it operates.

Principles for Effective Risk Data Aggregation and Risk Reporting

In January 2013, the BCBS published “Principles for Effective Risk Data Aggregation and Risk Reporting”. The Principles outline the BCBS’ expectations to enhance risk data governance oversight and to improve risk data aggregation and reporting practices, thereby facilitating timely, consistent, and accurate decision making. It is expected that we will be subject to greater reporting scrutiny and may incur increased operating costs as a result of the Principles. We have an enterprise-wide Risk Data Aggregation initiative underway to be compliant with the Principles.

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at April 30, 2016 (as defined in the rules of the SEC and the Canadian Securities Administrators). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that such disclosure controls and procedures were effective.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the quarter ended April 30, 2016, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

CIBC SECOND QUARTER 2016	43

Interim consolidated financial statements

(Unaudited)

Contents

45	Consolidated balance sheet
46	Consolidated statement of income
47	Consolidated statement of comprehensive income
48	Consolidated statement of changes in equity
49	Consolidated statement of cash flows
50	Notes to the interim consolidated financial statements

50	Note 1	–	Changes in accounting policies	57	Note 8	–	Subordinated indebtedness
51	Note 2	–	Fair value measurement	58	Note 9	–	Share capital
54	Note 3	–	Significant disposition	59	Note 10	–	Post-employment benefits
54	Note 4	–	Securities	59	Note 11	–	Income taxes
55	Note 5	–	Loans	60	Note 12	–	Earnings per share
56	Note 6	–	Structured entities and derecognition of financial assets	60	Note 13	–	Contingent liabilities and provision
				61	Note 14	–	Segmented information
57	Note 7	–	Deposits	63	Note 15	–	Financial instruments – disclosures

44	CIBC SECOND QUARTER 2016

Consolidated balance sheet

Unaudited, $ millions, as at	2016 Apr. 30	2015 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$2,821	$3,053
Interest-bearing deposits with banks	8,634	15,584
Securities
Trading	46,198	46,181
Available-for-sale (AFS) (Note 4)	33,146	28,534
Designated at fair value (FVO)	255	267
	79,599	74,982
Cash collateral on securities borrowed	4,446	3,245
Securities purchased under resale agreements	31,276	30,089
Loans
Residential mortgages	175,438	169,258
Personal	36,873	36,517
Credit card	11,917	11,804
Business and government	68,118	65,276
Allowance for credit losses (Note 5)	(1,800)	(1,670)
	290,546	281,185
Other
Derivative instruments	28,740	26,342
Customers’ liability under acceptances	13,215	9,796
Land, buildings and equipment	1,832	1,897
Goodwill	1,504	1,526
Software and other intangible assets	1,289	1,197
Investments in equity-accounted associates and joint ventures (Note 3)	1,723	1,847
Deferred tax assets	739	507
Other assets	11,780	12,059
	60,822	55,171
	$478,144	$463,309
LIABILITIES AND EQUITY
Deposits (Note 7)
Personal	$142,853	$137,378
Business and government	177,287	178,850
Bank	11,424	10,785
Secured borrowings	37,146	39,644
	368,710	366,657
Obligations related to securities sold short	9,625	9,806
Cash collateral on securities lent	2,314	1,429
Obligations related to securities sold under repurchase agreements	14,419	8,914
Other
Derivative instruments	32,744	29,057
Acceptances	13,272	9,796
Deferred tax liabilities	27	28
Other liabilities	11,907	12,195
	57,950	51,076
Subordinated indebtedness	3,354	3,874
Equity
Preferred shares	1,000	1,000
Common shares (Note 9)	7,792	7,813
Contributed surplus	74	76
Retained earnings	12,197	11,433
Accumulated other comprehensive income (AOCI)	522	1,038
Total shareholders’ equity	21,585	21,360
Non-controlling interests	187	193
Total equity	21,772	21,553
	$478,144	$463,309

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC SECOND QUARTER 2016	45

Consolidated statement of income

	For the three months ended			For the six months ended
Unaudited, $ millions, except as noted	2016 Apr. 30	2016 Jan. 31	2015 Apr. 30	2016 Apr. 30	2015 Apr. 30
Interest income
Loans	$2,384	$2,426	$2,306	$4,810	$4,770
Securities	436	435	370	871	759
Securities borrowed or purchased under resale agreements	80	73	82	153	181
Deposits with banks	42	33	14	75	33
	2,942	2,967	2,772	5,909	5,743
Interest expense
Deposits	781	742	739	1,523	1,582
Securities sold short	42	55	50	97	123
Securities lent or sold under repurchase agreements	31	24	23	55	58
Subordinated indebtedness	37	28	51	65	102
Other	14	12	14	26	27
	905	861	877	1,766	1,892
Net interest income	2,037	2,106	1,895	4,143	3,851
Non-interest income
Underwriting and advisory fees	121	80	134	201	221
Deposit and payment fees	206	213	201	419	406
Credit fees	156	147	130	303	257
Card fees	108	122	114	230	225
Investment management and custodial fees	214	212	201	426	395
Mutual fund fees	349	366	354	715	725
Insurance fees, net of claims	100	100	91	200	177
Commissions on securities transactions	88	84	102	172	204
Trading income (loss)	18	(46)	(7)	(28)	(15)
AFS securities gains, net	13	8	41	21	102
FVO gains (losses), net	8	5	(11)	13	(13)
Foreign exchange other than trading	56	57	10	113	17
Income from equity-accounted associates and joint ventures	20	29	54	49	97
Other	137	104	85	241	204
	1,594	1,481	1,499	3,075	3,002
Total revenue	3,631	3,587	3,394	7,218	6,853
Provision for credit losses (Note 5)	324	262	197	586	384
Non-interest expenses
Employee compensation and benefits	1,199	1,217	1,178	2,416	2,489
Occupancy costs	199	200	193	399	382
Computer, software and office equipment	340	321	317	661	627
Communications	88	81	84	169	166
Advertising and business development	63	63	70	126	131
Professional fees	45	44	48	89	87
Business and capital taxes	15	21	18	36	37
Other	293	217	196	510	380
	2,242	2,164	2,104	4,406	4,299
Income before income taxes	1,065	1,161	1,093	2,226	2,170
Income taxes	124	179	182	303	336
Net income	$941	$982	$911	$1,923	$1,834
Net income attributable to non-controlling interests	$5	$5	$4	$10	$7
Preferred shareholders	$10	$9	$12	$19	$25
Common shareholders	926	968	895	1,894	1,802
Net income attributable to equity shareholders	$936	$977	$907	$1,913	$1,827
Earnings per share (in dollars) (Note 12)
Basic	$2.35	$2.44	$2.25	$4.79	$4.54
Diluted	2.35	2.43	2.25	4.78	4.53
Dividends per common share (in dollars)	1.18	1.15	1.06	2.33	2.09

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

46	CIBC SECOND QUARTER 2016

Consolidated statement of comprehensive income

	For the three months ended			For the six months ended
Unaudited, $ millions	2016 Apr. 30	2016 Jan. 31	2015 Apr. 30	2016 Apr. 30	2015 Apr. 30
Net income	$941	$982	$911	$1,923	$1,834
Other comprehensive income (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(1,188)	742	(514)	(446)	626
Net (gains) losses on investments in foreign operations reclassified to net income	(18)	–	(21)	(18)	(21)
Net gains (losses) on hedges of investments in foreign operations	566	(340)	258	226	(305)
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	8	–	18	8	18
	(632)	402	(259)	(230)	318
Net change in AFS securities
Net gains (losses) on AFS securities	54	(16)	(25)	38	(18)
Net (gains) losses on AFS securities reclassified to net income	(14)	(6)	(27)	(20)	(69)
	40	(22)	(52)	18	(87)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	44	(40)	49	4	(28)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(41)	33	(34)	(8)	16
	3	(7)	15	(4)	(12)
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(11)	(286)	257	(297)	(87)
Net fair value change of FVO liabilities attributable to changes in credit risk	(2)	(1)	(2)	(3)	(4)
Total OCI (1)	(602)	86	(41)	(516)	128
Comprehensive income	$339	$1,068	$870	$1,407	$1,962
Comprehensive income (loss) attributable to non-controlling interests	$5	$5	$4	$10	$7
Preferred shareholders	$10	$9	$12	$19	$25
Common shareholders	324	1,054	854	1,378	1,930
Comprehensive income attributable to equity shareholders	$334	$1,063	$866	$1,397	$1,955
(1)	Includes $1 million of losses for the quarter ended April 30, 2016 (January 31, 2016: $4 million of losses; April 30, 2015: $6 million of losses) and $5 million of losses for the six months ended April 30, 2016 (April 30, 2015: $5 million of gains) relating to our investments in equity-accounted associates and joint ventures.

		For the three months ended		For the six months ended
Unaudited, $ millions	2016 Apr. 30	2016 Jan. 31	2015 Apr. 30	2016 Apr. 30	2015 Apr. 30
Income tax (expense) benefit
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$97	$(61)	$42	$36	$(53)
Net (gains) losses on investments in foreign operations reclassified to net income	–	–	3	–	3
Net gains (losses) on hedges of investments in foreign operations	(86)	85	(30)	(1)	39
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	(3)	–	(6)	(3)	(6)
	8	24	9	32	(17)
Net change in AFS securities
Net gains (losses) on AFS securities	(10)	8	9	(2)	32
Net (gains) losses on AFS securities reclassified to net income	(1)	2	9	1	32
	(11)	10	18	(1)	64
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(15)	14	(18)	(1)	10
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	14	(11)	12	3	(6)
	(1)	3	(6)	2	4
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	4	104	(92)	108	30
Net fair value change of FVO liabilities attributable to changes in credit risk	1	–	1	1	2
	$1	$141	$(70)	$142	$83

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC SECOND QUARTER 2016	47

Consolidated statement of changes in equity

	For the three months ended			For the six months ended
Unaudited, $ millions	2016 Apr. 30	2016 Jan. 31	2015 Apr. 30	2016 Apr. 30	2015 Apr. 30
Preferred shares
Balance at beginning of period	$1,000	$1,000	$1,031	$1,000	$1,031
Issue of preferred shares	–	–	300	–	600
Redemption of preferred shares	–	–	(331)	–	(631)
Balance at end of period	$1,000	$1,000	$1,000	$1,000	$1,000
Common shares (Note 9)
Balance at beginning of period	$7,786	$7,813	$7,793	$7,813	$7,782
Issue of common shares	18	20	7	38	20
Purchase of common shares for cancellation	(15)	(46)	–	(61)	–
Treasury shares	3	(1)	3	2	1
Balance at end of period	$7,792	$7,786	$7,803	$7,792	$7,803
Contributed surplus
Balance at beginning of period	$75	$76	$77	$76	$75
Stock option expense	1	1	1	2	2
Stock options exercised	(2)	(3)	(1)	(5)	(3)
Other	–	1	–	1	3
Balance at end of period	$74	$75	$77	$74	$77
Retained earnings
Balance at beginning of period	$11,785	$11,433	$10,121	$11,433	$9,626
Net income attributable to equity shareholders	936	977	907	1,913	1,827
Dividends
Preferred	(10)	(9)	(12)	(19)	(25)
Common	(466)	(457)	(421)	(923)	(830)
Premium on purchase of common shares for cancellation	(50)	(159)	–	(209)	–
Other	2	–	(5)	2	(8)
Balance at end of period	$12,197	$11,785	$10,590	$12,197	$10,590
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$1,437	$1,035	$890	$1,035	$313
Net change in foreign currency translation adjustments	(632)	402	(259)	(230)	318
Balance at end of period	$805	$1,437	$631	$805	$631
Net gains (losses) on AFS securities
Balance at beginning of period	$72	$94	$223	$94	$258
Net change in AFS securities	40	(22)	(52)	18	(87)
Balance at end of period	$112	$72	$171	$112	$171
Net gains (losses) on cash flow hedges
Balance at beginning of period	$15	$22	$(1)	$22	$26
Net change in cash flow hedges	3	(7)	15	(4)	(12)
Balance at end of period	$18	$15	$14	$18	$14
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$(404)	$(118)	$(836)	$(118)	$(492)
Net change in post-employment defined benefit plans	(11)	(286)	257	(297)	(87)
Balance at end of period	$(415)	$(404)	$(579)	$(415)	$(579)
Net fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$4	$5	$(2)	$5	$–
Net change attributable to changes in credit risk	(2)	(1)	(2)	(3)	(4)
Balance at end of period	$2	$4	$(4)	$2	$(4)
Total AOCI, net of income tax	$522	$1,124	$233	$522	$233
Non-controlling interests
Balance at beginning of period	$195	$193	$183	$193	$164
Net income attributable to non-controlling interests	5	5	4	10	7
Dividends	–	(15)	–	(15)	(2)
Other	(13)	12	(9)	(1)	9
Balance at end of period	$187	$195	$178	$187	$178
Equity at end of period	$21,772	$21,965	$19,881	$21,772	$19,881

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

48	CIBC SECOND QUARTER 2016

Consolidated statement of cash flows

	For the three months ended			For the six months ended
Unaudited, $ millions	2016 Apr. 30	2016 Jan. 31	2015 Apr. 30	2016 Apr. 30	2015 Apr. 30
Cash flows provided by (used in) operating activities
Net income	$941	$982	$911	$1,923	$1,834
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	324	262	197	586	384
Amortization and impairment (1)	112	106	110	218	214
Stock option expense	1	1	1	2	2
Deferred income taxes	(51)	(34)	39	(85)	(33)
AFS securities gains, net	(13)	(8)	(41)	(21)	(102)
Net losses (gains) on disposal of land, buildings and equipment	(59)	–	1	(59)	2
Other non-cash items, net	(35)	(105)	(124)	(140)	(178)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	740	6,210	(4,370)	6,950	(3,553)
Loans, net of repayments	(466)	(9,651)	(1,115)	(10,117)	(7,358)
Deposits, net of withdrawals	(8,406)	10,421	1,750	2,015	15,451
Obligations related to securities sold short	35	(216)	72	(181)	(2,441)
Accrued interest receivable	(82)	(1)	37	(83)	(59)
Accrued interest payable	206	(342)	139	(136)	(107)
Derivative assets	3,202	(5,603)	12,357	(2,401)	(6,045)
Derivative liabilities	(2,941)	6,643	(9,415)	3,702	8,612
Trading securities	(2,114)	2,097	(1,451)	(17)	(808)
FVO securities	27	(15)	22	12	–
Other FVO assets and liabilities	275	(10)	7	265	(14)
Current income taxes	(34)	43	(92)	9	(84)
Cash collateral on securities lent	(26)	911	571	885	873
Obligations related to securities sold under repurchase agreements	7,875	(2,370)	2,898	5,505	449
Cash collateral on securities borrowed	(464)	(737)	339	(1,201)	(185)
Securities purchased under resale agreements	(447)	(740)	(4,094)	(1,187)	(4,793)
Other, net	589	(943)	(652)	(354)	(1,281)
	(811)	6,901	(1,903)	6,090	780
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	–	1,000	–	1,000	–
Redemption/repurchase/maturity of subordinated indebtedness	–	(1,500)	(1,102)	(1,500)	(1,120)
Issue of preferred shares	–	–	300	–	600
Redemption of preferred shares	–	–	(631)	–	(631)
Issue of common shares for cash	16	17	6	33	17
Purchase of common shares for cancellation	(65)	(205)	–	(270)	–
Net sale (purchase) of treasury shares	3	(1)	3	2	1
Dividends paid	(476)	(466)	(433)	(942)	(855)
Share issuance costs	–	–	(5)	–	(8)
	(522)	(1,155)	(1,862)	(1,677)	(1,996)
Cash flows provided by (used in) investing activities
Purchase of AFS securities	(7,295)	(10,067)	(2,337)	(17,362)	(7,919)
Proceeds from sale of AFS securities	4,639	1,986	4,882	6,625	6,860
Proceeds from maturity of AFS securities	3,713	2,457	1,464	6,170	2,669
Net cash provided by dispositions	–	–	185	–	185
Net sale (purchase) of land, buildings and equipment	21	(50)	(42)	(29)	(106)
	1,078	(5,674)	4,152	(4,596)	1,689
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(179)	130	(83)	(49)	146
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	(434)	202	304	(232)	619
Cash and non-interest-bearing deposits with banks at beginning of period	3,255	3,053	3,009	3,053	2,694
Cash and non-interest-bearing deposits with banks at end of period (2)	$2,821	$3,255	$3,313	$2,821	$3,313
Cash interest paid	$699	$1,203	$736	$1,902	$1,997
Cash income taxes paid	209	170	235	379	453
Cash interest and dividends received	2,860	2,966	2,809	5,826	5,684
(1)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Includes restricted balances of $398 million (January 31, 2016: $432 million; April 30, 2015: $384 million).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC SECOND QUARTER 2016	49

Notes to the interim consolidated financial statements

(Unaudited)

The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the Bank Act (Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2015.

All amounts in these interim consolidated financial statements are presented in Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on May 25, 2016.

1.	Changes in accounting policies

(a)	Changes in accounting standards

There are no new or amended accounting standards that are effective for CIBC this fiscal year.

(b)	Future accounting policy changes

We are currently evaluating the impact of the following standards that are effective for us after fiscal 2016:

IFRS 15 “Revenue from Contracts with Customers” – issued in May 2014, replaces prior guidance, including IAS 18 “Revenue” and IFRIC 13 “Customer Loyalty Programmes”. The original effective date for us would have been November 1, 2017. However, in July 2015, the IASB decided to defer the effective date by one year. The new guidance includes a five-step recognition and measurement approach, requirements for accounting for contract costs, and enhanced quantitative and qualitative disclosure requirements.

IFRS 9 “Financial Instruments” – issued in July 2014, replaces IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, which for us would have been on November 1, 2018. Early application is permitted if an entity applies all of the requirements of the standard. During 2015, OSFI issued a final advisory that requires domestic systemically important banks (D-SIBs) to adopt IFRS 9 for their annual period beginning on November 1, 2017, one year earlier than required by the IASB. As a D-SIB, we will publish our first interim consolidated financial statements under IFRS 9 for the quarter ended January 31, 2018, except for the “own credit” provisions of IFRS 9, which we voluntarily early adopted as of November 1, 2014.

IFRS 9 consists of three main sections: (1) Classification and measurement of financial instruments; (2) Impairment; and (3) Hedge accounting. The IFRS 9 classification and measurement model requires that all debt instrument financial assets that do not meet a “solely payment of principal and interest” (SPPI) test, including those that contain embedded derivatives, be classified at initial recognition as fair value through profit or loss (FVTPL).

For debt instrument financial assets that meet the SPPI test, classification at initial recognition will be determined based on what business model under which these instruments are managed. Debt instruments that are managed on a “held for trading” or “fair value” basis will be classified as FVTPL. Debt instruments that are managed on a “hold to collect and for sale” basis will be classified as fair value through OCI (FV-OCI) for debt. Debt instruments that are managed on a “hold to collect” basis will be classified as amortized cost.

For those debt instrument financial assets that would otherwise be classified as FV-OCI or amortized cost, an irrevocable designation can be made at initial recognition to instead measure the debt instrument at fair value through profit or loss under the fair value option if doing so eliminates or significantly reduces an accounting mismatch and if certain OSFI requirements are met.

All equity instrument financial assets are required to be classified at initial recognition as FVTPL unless an irrevocable designation is made to classify the instrument as FV-OCI for equities. For instruments where an irrevocable designation has been made, all realized and unrealized gains and losses are recognized in OCI with no recycling to profit and loss. Only dividends continue to be recognized in profit and loss.

The classification and measurement of financial liabilities remain essentially unchanged from the current IAS 39 requirements, except that changes in fair value of FVO liabilities attributable to changes in own credit risk are to be presented in OCI, rather than profit and loss, which we early adopted as of November 1, 2014.

Derivatives will continue to be measured at FVTPL under IFRS 9.

The new impairment guidance sets out an expected credit loss (ECL) model applicable to all debt instrument financial assets classified as amortized cost or FV-OCI. In addition, the ECL model applies to loan commitments and financial guarantees that are not measured at FVTPL.

The application of the ECL methodology to non-impaired financial instruments requires entities to recognize 12 months of expected credit losses from the date the financial instrument is first recognized, and to recognize lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition. In assessing whether credit risk has increased significantly, entities are required to compare the risk of a default occurring on the financial instrument as at the reporting date, with the risk of a default occurring on the financial instrument as at the date of initial recognition. In subsequent reporting periods, if the credit risk of the financial instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then entities shall revert to recognizing 12 months of expected credit losses. The ECL model under IFRS 9 also requires that lifetime expected credit losses be recognized for financial assets that are assessed as credit-impaired.

Hedge accounting guidance has been changed to better align the accounting with risk management activities. However, IFRS 9 allows the existing hedge accounting requirements under IAS 39 to continue in place of the hedge accounting requirements under IFRS 9, pending the completion of the IASB’s project on macro hedge accounting.

IFRS 16 “Leases” – issued in January 2016, replaces IAS 17 “Leases” and is effective for annual periods beginning on or after January 1, 2019, which for us will be on November 1, 2019. Early application is permitted if IFRS 15 has also been applied. For lessees, the new standard will result in on-balance sheet recognition for many leases that are considered operating leases under IAS 17, which will result in the gross-up of the balance sheet through the recognition of a right-of-use asset and a liability for the lease component of the future payments. Depreciation expense on the right-of-use asset and interest expense on the lease liability will replace the operating lease expense. The accounting for leases by lessors remains mostly unchanged from IAS 17.

50	CIBC SECOND QUARTER 2016

2.	Fair value measurement

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the interim consolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2016 Apr. 30	2015 Oct. 31	2016 Apr. 30	2015 Oct. 31	2016 Apr. 30	2015 Oct. 31	2016 Apr. 30	2015 Oct. 31
Financial assets
Deposits with banks	$–	$–	$455	$501	$–	$–	$455	$501
Trading securities
Government issued or guaranteed	4,185	2,566	6,016	7,780	–	–	10,201	10,346
Corporate equity	31,864	31,728	873	712	51	46	32,788	32,486
Corporate debt	–	–	1,752	2,083	–	–	1,752	2,083
Mortgage- and asset-backed	–	–	920	701	537	565	1,457	1,266
	36,049	34,294	9,561	11,276	588	611	46,198	46,181
Trading loans
Business and government	–	–	4,829	5,991	–	–	4,829	5,991
AFS securities
Government issued or guaranteed	1,438	841	20,485	15,824	–	–	21,923	16,665
Corporate equity	20	15	–	–	404	431	424	446
Corporate debt	–	–	4,701	4,070	5	6	4,706	4,076
Mortgage- and asset-backed	–	–	4,694	5,743	1,399	1,604	6,093	7,347
	1,458	856	29,880	25,637	1,808	2,041	33,146	28,534
FVO securities
Government issued or guaranteed	–	–	56	57	–	–	56	57
Corporate debt	–	–	99	99	–	–	99	99
Asset-backed	–	–	–	–	100	111	100	111
	–	–	155	156	100	111	255	267
Derivative instruments
Interest rate	–	–	12,245	12,878	26	26	12,271	12,904
Foreign exchange	–	–	13,759	10,739	–	–	13,759	10,739
Credit	–	–	8	18	145	165	153	183
Equity	514	398	607	596	1	1	1,122	995
Precious metal	82	14	83	31	–	–	165	45
Other commodity	172	374	1,098	1,102	–	–	1,270	1,476
	768	786	27,800	25,364	172	192	28,740	26,342
Total financial assets	$38,275	$35,936	$72,680	$68,925	$2,668	$2,955	$113,623	$107,816
Financial liabilities
Deposits and other liabilities (1)	$–	$–	$(2,576)	$(2,189)	$(452)	$(474)	$(3,028)	$(2,663)
Obligations related to securities sold short	(4,652)	(3,795)	(4,973)	(6,011)	–	–	(9,625)	(9,806)
	(4,652)	(3,795)	(7,549)	(8,200)	(452)	(474)	(12,653)	(12,469)
Derivative instruments
Interest rate	–	–	(11,877)	(12,678)	(33)	(26)	(11,910)	(12,704)
Foreign exchange	–	–	(16,491)	(11,976)	–	–	(16,491)	(11,976)
Credit	–	–	(12)	(31)	(216)	(244)	(228)	(275)
Equity	(491)	(410)	(1,336)	(1,012)	(33)	(27)	(1,860)	(1,449)
Precious metal	(74)	(127)	(79)	(25)	–	–	(153)	(152)
Other commodity	(185)	(201)	(1,917)	(2,300)	–	–	(2,102)	(2,501)
	(750)	(738)	(31,712)	(28,022)	(282)	(297)	(32,744)	(29,057)
Total financial liabilities	$(5,402)	$(4,533)	$(39,261)	$(36,222)	$(734)	$(771)	$(45,397)	$(41,526)
(1)	Comprises FVO deposits of $2,651 million (October 31, 2015: $2,375 million), net bifurcated embedded derivative liabilities of $156 million (October 31, 2015: net bifurcated embedded derivative liabilities of $91 million), FVO other liabilities of $39 million (October 31, 2015: $11 million), and other financial liabilities measured at fair value of $182 million (October 31, 2015: $186 million).

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of a quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the quarter ended April 30, 2016, we transferred nil trading securities and $818 million of securities sold short from Level 1 to Level 2 due to reduced observability in the inputs used to value these securities (for the quarter ended January 31, 2016, $561 million of trading securities and $769 million of securities sold short were transferred from Level 1 to Level 2; for the quarter ended April 30, 2015, $43 million of trading securities and $1.2 billion of securities sold short were transferred from Level 1 to Level 2). In addition, nil bifurcated embedded derivatives were transferred from Level 3 to Level 2 during the quarter due to changes in the observability of one or more inputs that significantly impact their fair value (for the quarter ended January 31, 2016, $3 million of certain bifurcated embedded derivatives were transferred from Level 3 to Level 2; for the quarter ended April 30, 2015, $15 million of certain bifurcated embedded derivatives were transferred from Level 3 to Level 2).

A net loss of $23 million was recognized in the interim consolidated statement of income for the three months ended April 30, 2016, on the financial instruments for which fair value was estimated using valuation techniques requiring non-observable market parameters (net gain of $28 million for the three months ended January 31, 2016 and a net loss of $16 million for the three months ended April 30, 2015) and a net gain of $5 million for the six months ended April 30, 2016 (net gain of $8 million for the six months ended April 30, 2015).

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

CIBC SECOND QUARTER 2016	51

		Net gains (losses) included in income
$ millions, for the three months ended	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI	Transfer in to Level 3	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
Apr. 30, 2016
Trading securities
Corporate equity	$47	$–	$1	$–	$–	$–	$3	$–	$–	$–	$51
Mortgage- and asset-backed	567	2	(22)	–	–	–	–	–	–	(10)	537
AFS securities
Corporate equity	438	1	(10)	(27)	–	–	7	–	(5)	–	404
Corporate debt	6	–	(1)	–	–	–	–	–	–	–	5
Mortgage- and asset-backed	1,443	1	–	(1)	–	–	106	–	(4)	(146)	1,399
FVO securities
Asset-backed	115	1	(13)	–	–	–	–	–	–	(3)	100
Derivative instruments
Interest rate	29	–	(3)	–	–	–	–	–	–	–	26
Credit	169	(4)	(20)	–	–	–	–	–	–	–	145
Equity	1	–	–	–	–	–	–	–	–	–	1
Total assets	$2,815	$1	$(68)	$(28)	$–	$–	$116	$–	$(9)	$(159)	$2,668
Deposits and other liabilities (3)	$(448)	$(6)	$11	$–	$–	$–	$–	$(24)	$–	$15	$(452)
Derivative instruments
Interest rate	(29)	–	3	–	–	–	–	(7)	–	–	(33)
Credit	(247)	4	27	–	–	–	–	–	–	–	(216)
Equity	(35)	–	5	–	–	–	(3)	–	–	–	(33)
Total liabilities	$(759)	$(2)	$46	$–	$–	$–	$(3)	$(31)	$–	$15	$(734)
Jan. 31, 2016
Trading securities
Corporate equity	$46	$–	$1	$–	$–	$–	$1	$–	$–	$(1)	$47
Mortgage- and asset-backed	565	2	11	–	–	–	–	–	–	(11)	567
AFS securities
Corporate equity	431	10	(6)	19	–	–	15	–	(31)	–	438
Corporate debt	6	–	–	–	–	–	–	–	–	–	6
Mortgage- and asset-backed	1,604	1	–	(5)	–	–	28	–	–	(185)	1,443
FVO securities
Asset-backed	111	–	5	–	–	–	–	–	–	(1)	115
Derivative instruments
Interest rate	26	–	3	–	–	–	–	–	–	–	29
Credit	165	(21)	25	–	–	–	–	–	–	–	169
Equity	1	–	–	–	–	–	–	–	–	–	1
Total assets	$2,955	$(8)	$39	$14	$–	$–	$44	$–	$(31)	$(198)	$2,815
Deposits and other liabilities (3)	$(474)	$(6)	$19	$–	$–	$3	$–	$(10)	$1	$19	$(448)
Derivative instruments
Interest rate	(26)	–	(3)	–	–	–	–	–	–	–	(29)
Credit	(244)	19	(24)	–	–	–	–	–	–	2	(247)
Equity	(27)	–	(8)	–	–	–	–	–	–	–	(35)
Total liabilities	$(771)	$13	$(16)	$–	$–	$3	$–	$(10)	$1	$21	$(759)
Apr. 30, 2015
Trading securities
Mortgage- and asset-backed	$778	$–	$(24)	$–	$–	$–	$–	$–	$–	$(13)	$741
AFS securities
Corporate equity	468	–	–	(16)	–	–	9	–	(18)	–	443
Corporate debt	11	–	–	–	–	–	–	–	–	–	11
Mortgage- and asset-backed	550	–	–	(2)	–	–	37	–	–	(55)	530
FVO securities
Asset-backed	116	–	(6)	–	–	–	–	–	–	(6)	104
Derivative instruments
Interest rate	32	1	(4)	–	–	–	–	–	–	(1)	28
Credit	196	–	(23)	–	–	–	–	–	–	(1)	172
Equity	1	–	1	–	–	–	–	–	–	–	2
Total assets	$2,152	$1	$(56)	$(18)	$–	$–	$46	$–	$(18)	$(76)	$2,031
Deposits and other liabilities (3)	$(774)	$(8)	$21	$–	$–	$15	$–	$(17)	$18	$13	$(732)
Derivative instruments
Interest rate	(32)	(1)	4	–	–	–	–	–	–	1	(28)
Credit	(276)	–	24	–	–	–	–	–	–	3	(249)
Equity	(12)	–	(1)	–	–	–	–	–	–	–	(13)
Total liabilities	$(1,094)	$(9)	$48	$–	$–	$15	$–	$(17)	$18	$17	$(1,022)
(1)	Includes foreign currency gains and losses related to AFS debt securities.
(2)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(3)	Includes FVO deposits of $304 million (January 31, 2016: $343 million; April 30, 2015: $516 million) and net bifurcated embedded derivative liabilities of $148 million (January 31, 2016: $105 million; April 30, 2015: $216 million).

52	CIBC SECOND QUARTER 2016

		Net gains (losses) included in income
$ millions, for the six months ended	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI	Transfer in to Level 3	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
Apr. 30, 2016
Trading securities
Corporate equity	$46	$–	$2	$–	$–	$–	$4	$–	$–	$(1)	$51
Mortgage- and asset-backed	565	4	(11)	–	–	–	–	–	–	(21)	537
AFS securities
Corporate equity	431	11	(16)	(8)	–	–	22	–	(36)	–	404
Corporate debt	6	–	(1)	–	–	–	–	–	–	–	5
Mortgage- and asset-backed	1,604	2	–	(6)	–	–	134	–	(4)	(331)	1,399
FVO securities
Asset-backed	111	1	(8)	–	–	–	–	–	–	(4)	100
Derivative instruments
Interest rate	26	–	–	–	–	–	–	–	–	–	26
Credit	165	(25)	5	–	–	–	–	–	–	–	145
Equity	1	–	–	–	–	–	–	–	–	–	1
Total assets	$2,955	$(7)	$(29)	$(14)	$–	$–	$160	$–	$(40)	$(357)	$2,668
Deposits and other liabilities (3)	$(474)	$(12)	$30	$–	$–	$3	$–	$(34)	$1	$34	$(452)
Derivative instruments
Interest rate	(26)	–	–	–	–	–	–	(7)	–	–	(33)
Credit	(244)	23	3	–	–	–	–	–	–	2	(216)
Equity	(27)	–	(3)	–	–	–	(3)	–	–	–	(33)
Total liabilities	$(771)	$11	$30	$–	$–	$3	$(3)	$(41)	$1	$36	$(734)
Apr. 30, 2015
Trading securities
Mortgage- and asset-backed	$759	$5	$34	$–	$–	$–	$–	$–	$–	$(57)	$741
AFS securities
Corporate equity	600	35	(2)	(90)	–	–	45	–	(145)	–	443
Corporate debt	8	–	1	1	3	–	–	–	(2)	–	11
Mortgage- and asset-backed	622	–	–	3	–	–	68	–	–	(163)	530
FVO securities
Asset-backed	107	1	8	–	–	–	–	–	–	(12)	104
Derivative instruments
Interest rate	21	1	7	–	–	–	–	–	–	(1)	28
Credit	204	(25)	(4)	–	–	–	–	–	–	(3)	172
Equity	1	–	1	–	–	–	–	–	–	–	2
Total assets	$2,322	$17	$45	$(86)	$3	$–	$113	$–	$(147)	$(236)	$2,031
Deposits and other liabilities (3)	$(729)	$(11)	$(46)	$–	$–	$23	$–	$(33)	$37	$27	$(732)
Derivative instruments
Interest rate	(21)	(1)	(7)	–	–	–	–	–	–	1	(28)
Credit	(270)	25	(11)	–	–	–	–	–	–	7	(249)
Equity	(14)	–	(3)	–	–	–	–	–	–	4	(13)
Total liabilities	$(1,034)	$13	$(67)	$–	$–	$23	$–	$(33)	$37	$39	$(1,022)
(1)	Includes foreign currency gains and losses related to AFS debt securities.
(2)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(3)	Includes FVO deposits of $304 million (April 30, 2015: $516 million) and net bifurcated embedded derivative liabilities of $148 million (April 30, 2015: $216 million).

Quantitative information about significant non-observable inputs and sensitivity of Level 3 financial assets and liabilities

During the quarter, there were no significant changes in the valuation techniques and the range of significant non-observable inputs used in measuring our Level 3 financial assets and liabilities. The impact of adjusting one or more of the non-observable inputs within a reasonably possible range on the fair value of our Level 3 financial assets and liabilities as at April 30, 2016 did not change significantly from the impact disclosed in the 2015 Annual Report.

Fair value option

The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI. The pre-tax impact of changes in CIBC’s own credit risk on our FVO liabilities were losses of $3 million for the three months ended April 30, 2016 (gains of $9 million for the three months ended October 31, 2015), losses of $5 million for the six months ended April 30, 2016 and gains of $1 million cumulatively (losses of $6 million cumulatively as at April 30, 2015).

CIBC SECOND QUARTER 2016	53

3.	Significant disposition

Sale of equity investment

On December 21, 2015, we announced that we had entered into a definitive agreement to sell our minority position in American Century Investments (ACI) to Nomura Holding America Inc. (Nomura) for approximately US$1 billion. Following this announcement, our investment in ACI, which is included within our Wealth Management strategic business unit (SBU), was classified as held for sale and measured at the lower of its carrying value and fair value less costs to sell. The proceeds are in excess of our carrying amount of $1,040 million as at April 30, 2016, which is included within Investments in equity-accounted associates and joint ventures. We ceased recognition of income from equity-accounted associates relating to ACI following its classification as held for sale on the date of the announcement. Cumulative foreign exchange translation gains, net of designated hedges, related to our investment in ACI of $107 million ($100 million after-tax) were included in AOCI as at April 30, 2016.

We completed the sale of ACI to Nomura on May 19, 2016 for proceeds of US$1,045 million.

4.	Securities

Fair value of AFS securities

$ millions, as at	2016 Apr. 30							2015 Oct. 31
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$5,766	$11	$(7)	$5,770	$2,552	$1	$(9)	$2,544
Other Canadian governments	5,326	5	(10)	5,321	3,921	2	(13)	3,910
U.S. Treasury and agencies	7,768	6	(6)	7,768	7,366	2	(9)	7,359
Other foreign governments	3,074	11	(21)	3,064	2,860	10	(18)	2,852
Mortgage-backed securities (MBS)	4,065	7	(4)	4,068	5,158	10	(5)	5,163
Asset-backed securities	2,027	1	(3)	2,025	2,179	12	(7)	2,184
Corporate public debt	4,709	7	(15)	4,701	4,084	4	(18)	4,070
Corporate private debt	5	–	–	5	5	1	–	6
Corporate public equity (1)	11	13	–	24	10	7	–	17
Corporate private equity	234	174	(8)	400	263	167	(1)	429
	$32,985	$235	$(74)	$33,146	$28,398	$216	$(80)	$28,534
(1)	Includes restricted stock.

As at April 30, 2016, the amortized cost of 252 AFS securities that are in a gross unrealized loss position (October 31, 2015: 250 securities) exceeded their fair value by $74 million (October 31, 2015: $80 million). The securities that have been in a gross unrealized loss position for more than a year include 29 AFS securities (October 31, 2015: 28 securities) with a gross unrealized loss of $36 million (October 31, 2015: $25 million). We have determined that these AFS securities were not impaired.

54	CIBC SECOND QUARTER 2016

5.	Loans

Allowance for credit losses

	As at or for the three months ended					As at or for the six months ended
$ millions			2016 Apr. 30	2016 Jan. 31	2015 Apr. 30	2016 Apr. 30	2015 Apr. 30
	Individual allowance	Collective allowance	Total allowance	Total allowance	Total allowance	Total allowance	Total allowance
Balance at beginning of period	$349	$1,545	$1,894	$1,762	$1,817	$1,762	$1,736
Provision for credit losses	86	238	324	262	197	586	384
Write-offs	(29)	(237)	(266)	(209)	(241)	(475)	(462)
Recoveries	–	43	43	50	48	93	95
Interest income on impaired loans	(3)	(2)	(5)	(6)	(6)	(11)	(12)
Foreign exchange and other	(33)	(39)	(72)	35	(36)	(37)	38
Balance at end of period	$370	$1,548	$1,918	$1,894	$1,779	$1,918	$1,779
Comprises:
Loans	$370	$1,430	$1,800	$1,790	$1,689	$1,800	$1,689
Undrawn credit facilities (1)	–	118	118	104	90	118	90
(1)	Included in Other liabilities on the interim consolidated balance sheet.

Impaired loans

$ millions, as at				2016 Apr. 30	2015 Oct. 31
	Gross impaired	Individual allowance	Collective allowance (1)	Net impaired	Net impaired
Residential mortgages	$538	$1	$178	$359	$385
Personal	197	7	138	52	42
Business and government	1,146	362	9	775	346
Total impaired loans (2)(3)	$1,881	$370	$325	$1,186	$773
(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent. In addition, we have a collective allowance of $1,223 million (October 31, 2015: $1,116 million) on balances and commitments which are not impaired.
(2)	Average balance of gross impaired loans for the quarter ended April 30, 2016 totalled $1,594 million (for the quarter ended October 31, 2015: $1,430 million).
(3)	Foreclosed assets of $17 million (October 31, 2015: $16 million) were included in Other assets on the consolidated balance sheet.

Contractually past due loans but not impaired

This comprises loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans.

$ millions, as at				2016 Apr. 30	2015 Oct. 31
	Less than 31 days	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$2,079	$707	$215	$3,001	$2,855
Personal	508	122	31	661	692
Credit card	542	169	94	805	762
Business and government	200	65	26	291	344
	$3,329	$1,063	$366	$4,758	$4,653

CIBC SECOND QUARTER 2016	55

6.	Structured entities and derecognition of financial assets

Structured entities

Structured entities (SEs) are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are entities that are created to accomplish a narrow and well-defined objective. CIBC is involved with various types of SEs for which the business activities include securitization of financial assets, asset-backed financings, and asset management.

We consolidate an SE when the substance of the relationship indicates that we control the SE.

Details of our consolidated and non-consolidated SEs are provided on pages 123 to 126 of the 2015 Annual Report.

We have two covered bond programs, structured and legislative. Covered bonds are full recourse on-balance sheet obligations that are also fully collateralized by assets over which bondholders enjoy a priority claim in the event of CIBC’s insolvency. Under the structured program, we transfer a pool of insured mortgages to the CIBC Covered Bond Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal. Under the legislative program, we transfer a pool of conventional uninsured mortgages to the CIBC Covered Bond (Legislative) Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal. For both covered bond programs, the assets are owned by the guarantor and not CIBC. As at April 30, 2016, our structured program had issued covered bond liabilities of $0.9 billion with a fair value of $0.9 billion (October 31, 2015: $4.3 billion with a fair value of $4.3 billion) and our legislative program had issued covered bond liabilities of $10.7 billion with a fair value of $10.7 billion (October 31, 2015: $7.7 billion with a fair value of $7.7 billion). The covered bond liabilities are supported by a contractually determined portion of the assets transferred to the guarantor and certain contractual arrangements designed to protect the bondholders from adverse events, including foreign currency fluctuations.

With respect to Cards II Trust as at April 30, 2016, $3.7 billion of credit card receivable assets with a fair value of $3.7 billion (October 31, 2015: $4.8 billion with a fair value of $4.8 billion) supported associated funding liabilities of $3.7 billion with a fair value of $3.7 billion (October 31, 2015: $4.8 billion with a fair value of $4.8 billion).

As at April 30, 2016, there were $4.9 billion (October 31, 2015: $4.5 billion) of total assets in our non-consolidated single-seller conduit and multi-seller conduits.

Our on-balance sheet amounts and maximum exposure to loss related to SEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on SE reference assets. The impact of credit valuation adjustment is not considered in the table below.

$ millions, as at April 30, 2016	Single-seller and multi-seller conduits		Third-party structured vehicles – continuing	Pass-through investment structures	Commercial mortgage securitization trust	CIBC Capital Trust		CIBC structured CDO vehicles	Third-party structured vehicles – run-off
On-balance sheet assets at carrying value (1)
Trading securities	$95		$206	$424	$13	$–		$7	$530
AFS securities	–		2,230	–	–	–		3	–
FVO securities	–		–	–	–	–		–	100
Loans	97		1,927	–	–	–		–	501
Investments in equity-accounted associates and joint ventures	–		4	–	–	5		–	–
Derivatives (2)	–		–	7	–	–		–	–
	$192		$4,367	$431	$13	$5		$10	$1,131
October 31, 2015	$153		$3,490	$610	$13	$7		$9	$1,449
On-balance sheet liabilities at carrying value (1)
Deposits	$–		$–	$–	$–	$1,669		$–	$–
Derivatives (2)	–		–	23	–	–		–	191
	$–		$–	$23	$–	$1,669	(4)	$–	$191
October 31, 2015	$–		$–	$120	$–	$1,680		$1	$213
Maximum exposure to loss, net of hedges Investments and loans	$192		$4,367	$424	$13	$5		$10	$1,131
Notional of written derivatives, less fair value losses	–		–	–	–	–		4	407
Liquidity, credit facilities and commitments	4,275	(3)	1,416	–	–	75		27	57
Less: hedges of investments, loans and written derivatives exposure	–		–	(424)	–	–		–	(1,074)
	$4,467		$5,783	$–	$13	$80		$41	$521
October 31, 2015	$4,125		$4,475	$–	$13	$82		$58	$548
(1)	Excludes SEs established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Government National Mortgage Association, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association.
(2)	Comprises written credit default swaps and total return swaps under which we assume exposures. Excludes foreign exchange derivatives, interest rate derivatives and other derivatives provided as part of normal course client facilitation.
(3)	Excludes an additional $1.5 billion (October 31, 2015: $0.9 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets and $95 million (October 31, 2015: $59 million) relating to our direct investments in the multi-seller conduits which we consider investment exposure.
(4)	Excludes $5 million (October 31, 2015: nil) held in short trading positions.

56	CIBC SECOND QUARTER 2016

Derecognition of financial assets

Details of the financial assets that did not qualify for derecognition are provided on page 125 of the 2015 Annual Report.

The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at		2016 Apr. 30		2015 Oct. 31
	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgages securitizations (1)	$20,907	$20,956	$21,793	$21,911
Securities held by counterparties as collateral under repurchase agreements (2)(3)	5,951	5,951	3,353	3,353
Securities lent for securities collateral (2)(3)	19,191	19,191	16,864	16,864
	$46,049	$46,098	$42,010	$42,128
Carrying amount of associated liabilities (4)	$47,313	$47,540	$43,117	$43,337
(1)	Includes $2.0 billion (October 31, 2015: $2.2 billion) of mortgages underlying MBS held by CMHC counterparties as collateral under repurchase agreements. Certain cash in transit balances related to the securitization process amounting to $1.1 billion (October 31, 2015: $770 million) have been applied to reduce these balances.
(2)	Does not include over-collateralization of assets pledged.
(3)	Excludes third-party pledged assets.
(4)	Includes the obligation to return off-balance sheet securities collateral on securities lent.

Additionally, we securitized $28.5 billion of mortgages that were not transferred to external parties with a fair value of $28.6 billion (October 31, 2015: $32.7 billion with a fair value of $32.8 billion).

7.	Deposits (1)(2)

$ millions, as at				2016 Apr. 30	2015 Oct. 31
	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)	Total	Total
Personal	$10,724	$90,118	$42,011	$142,853	$137,378
Business and government (6)	40,763	28,462	108,062	177,287	178,850
Bank	3,689	112	7,623	11,424	10,785
Secured borrowings (7)	–	–	37,146	37,146	39,644
	$55,176	$118,692	$194,842	$368,710	$366,657
Comprised of:
Held at amortized cost				$366,059	$364,282
Designated at fair value				2,651	2,375
				$368,710	$366,657
Total deposits include:
Non-interest-bearing deposits
In domestic offices				$42,854	$41,614
In foreign offices				3,596	3,583
Interest-bearing deposits
In domestic offices				260,350	253,989
In foreign offices				60,690	65,673
U.S. federal funds purchased				1,220	1,798
				$368,710	$366,657
(1)	Includes deposits of $91.7 billion (October 31, 2015: $101.4 billion) denominated in U.S. dollars and deposits of $18.1 billion (October 31, 2015: $14.2 billion) denominated in other foreign currencies.
(2)	Net of purchased notes of $1,900 million (October 31, 2015: $2,428 million).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)	Includes $1,669 million (October 31, 2015: $1,680 million) of Notes issued to CIBC Capital Trust.
(7)	Comprises liabilities issued by, or as a result of, activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.

8.	Subordinated indebtedness

On January 26, 2016, we issued $1.0 billion principal amount of 3.42% Debentures (subordinated indebtedness). The Debentures bear interest at a fixed rate of 3.42% per annum (paid semi-annually) until January 26, 2021, and at the three-month bankers’ acceptance rate plus 2.57% thereafter (paid quarterly) until maturity on January 26, 2026. The Debentures include a Non-Viability Contingent Capital (NVCC) provision, necessary for the Debentures to qualify as Tier 2 regulatory capital under Basel III. As such, the Debentures are automatically converted into common shares upon the occurrence of a “Trigger Event” as described in the capital adequacy guidelines.

On November 2, 2015, we redeemed all $1.5 billion of our 3.15% Debentures due November 2, 2020. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.

CIBC SECOND QUARTER 2016	57

9.	Share capital

Common shares

	For the three months ended						For the six months ended
$ millions, except number of shares	2016 Apr. 30		2016 Jan. 31		2015 Apr. 30		2016 Apr. 30		2015 Apr. 30
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of period	395,178,821	$7,786	397,291,068	$7,813	397,141,661	$7,793	397,291,068	$7,813	397,021,477	$7,782
Issuance pursuant to:
Stock option plans	210,947	18	240,332	20	88,831	7	451,279	38	232,232	20
	395,389,768	$7,804	397,531,400	$7,833	397,230,492	$7,800	397,742,347	$7,851	397,253,709	$7,802
Purchase of common shares for cancellation	(737,800)	(15)	(2,343,500)	(46)	–	–	(3,081,300)	(61)	–	–
Treasury shares	26,540	3	(9,079)	(1)	31,624	3	17,461	2	8,407	1
Balance at end of period	394,678,508	$7,792	395,178,821	$7,786	397,262,116	$7,803	394,678,508	$7,792	397,262,116	$7,803

Normal course issuer bid

On September 16, 2015, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a normal course issuer bid (NCIB). Purchases under this bid will terminate upon the earlier of: (i) CIBC purchasing up to a maximum of 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 17, 2016.

On January 5, 2016, we announced that the Ontario Securities Commission had issued an issuer bid exemption order (the Order) permitting CIBC to make private agreement purchases of up to 2,666,667 of CIBC’s common shares from an arm’s length third-party seller. The Toronto Stock Exchange also accepted an amended NCIB notice permitting CIBC to make purchases of common shares by way of private agreement under the Order. Any such purchases would be at a discount to the prevailing market price and were required to occur prior to March 29, 2016. Pursuant to the Order, 1,400,000 common shares were purchased and cancelled under a private agreement at an average price of $86.94 for a total amount of $122 million on January 8, 2016.

During the quarter ended April 30, 2016, we purchased and cancelled an additional 737,800 common shares under this bid at an average price of $87.98 for a total amount of $65 million. For the six months ended April 30, 2016, we purchased and cancelled 3,081,300 common shares under this bid at an average price of $87.50 for a total amount of $270 million. Since the inception of this bid, we purchased and cancelled 3,197,200 common shares at an average price of $87.83 for a total amount of $281 million.

Regulatory capital and Basel III leverage ratios

Our capital ratios and leverage ratio are presented in the table below:

$ millions, as at		2016 Apr. 30	2015 Oct. 31
Transitional basis
Common Equity Tier 1 (CET1) capital		$18,773	$19,147
Tier 1 capital	A	20,506	20,671
Total capital		23,861	24,538
Risk-weighted assets (RWA)		168,161	163,867
CET1 ratio		11.2%	11.7%
Tier 1 capital ratio		12.2%	12.6%
Total capital ratio		14.2%	15.0%
Leverage ratio exposure	B	$517,430	$503,504
Leverage ratio	A/B	4.0%	4.1%
All-in basis
CET1 capital		$17,165	$16,829
Tier 1 capital	C	19,682	19,520
Total capital		23,083	23,434
CET1 capital RWA		165,419	156,107
Tier 1 capital RWA		165,746	156,401
Total capital RWA		166,027	156,652
CET1 ratio		10.4%	10.8%
Tier 1 capital ratio		11.9%	12.5%
Total capital ratio		13.9%	15.0%
Leverage ratio exposure	D	$516,838	$502,552
Leverage ratio	C/D	3.8%	3.9%

During the quarter ended April 30, 2016, we have complied with OSFI’s regulatory capital requirements.

58	CIBC SECOND QUARTER 2016

10.	Post-employment benefits

The following tables provide details on the post-employment benefit expense recognized in the interim consolidated statement of income and on the remeasurements recognized in the interim consolidated statement of comprehensive income:

Defined benefit plan expense

	For the three months ended						For the six months ended
$ millions	2016 Apr. 30	2016 Jan. 31	2015 Apr. 30	2016 Apr. 30	2016 Jan. 31	2015 Apr. 30	2016 Apr. 30	2015 Apr. 30	2016 Apr. 30	2015 Apr. 30
	Pension plans			Other post-employment plans			Pension plans		Other post-employment plans
Current service cost	$46	$46	$51	$3	$3	$3	$92	$104	$6	$6
Past service cost	–	–	1	–	–	–	–	1	–	–
Net interest (income) expense	(6)	(6)	–	7	7	7	(12)	(1)	14	15
Plan administration costs	2	1	1	–	–	–	3	2	–	–
Net defined benefit plan expense recognized in net income	$42	$41	$53	$10	$10	$10	$83	$106	$20	$21

Defined contribution plan expense

	For the three months ended			For the six months ended
$ millions	2016 Apr. 30	2016 Jan. 31	2015 Apr. 30	2016 Apr. 30	2015 Apr. 30
Defined contribution pension plans	$6	$5	$6	$11	$11
Government pension plans (1)	24	24	25	48	49
Total defined contribution plan expense	$30	$29	$31	$59	$60
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

Remeasurement of employee defined benefit plans (1)

	For the three months ended						For the six months ended
$ millions	2016 Apr. 30	2016 Jan. 31	2015 Apr. 30	2016 Apr. 30	2016 Jan. 31	2015 Apr. 30	2016 Apr. 30	2015 Apr. 30	2016 Apr. 30	2015 Apr. 30
	Pension plans			Other post-employment plans			Pension plans		Other post-employment plans
Net actuarial gains (losses) on defined benefit obligation	$(137)	$(237)	$306	$(13)	$(17)	$29	$(374)	$(362)	$(30)	$(32)
Net actuarial gains (losses) on plan assets	136	(144)	14	–	–	–	(8)	282	–	–
Changes in asset ceiling excluding interest income	–	–	–	–	–	–	–	–	–	–
Net remeasurement gains (losses) recognized in OCI	$(1)	$(381)	$320	$(13)	$(17)	$29	$(382)	$(80)	$(30)	$(32)
(1)	The Canadian post-employment defined benefit plans are remeasured on a quarterly basis for changes in the discount rate and for actual asset returns. All other Canadian plans’ actuarial assumptions and foreign plans’ actuarial assumptions are updated at least annually. Amounts exclude net remeasurement gains or losses recognized in OCI in respect of immaterial subsidiaries totalling $1 million of losses for the quarter ended April 30, 2016 (for the quarter ended January 31, 2016: $8 million of gains; for the quarter ended April 30, 2015: nil) and $7 million of gains for the six months ended April 30, 2016 (for the six months ended April 30, 2015: nil).

11.	Income taxes

Enron

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is expected to be set down for trial in 2016. We expect the trial to commence in 2017.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $231 million and taxable refund interest of approximately $187 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $820 million and non-deductible interest of approximately $157 million.

CIBC SECOND QUARTER 2016	59

12.	Earnings per share

	For the three months ended			For the six months ended
$ millions, except number of shares and per share amounts	2016 Apr. 30	2016 Jan. 31	2015 Apr. 30	2016 Apr. 30	2015 Apr. 30
Basic earnings per share
Net income attributable to equity shareholders	$936	$977	$907	$1,913	$1,827
Less: Preferred share dividends and premiums	10	9	12	19	25
Net income attributable to common shareholders	$926	$968	$895	$1,894	$1,802
Weighted-average common shares outstanding (thousands)	394,679	396,927	397,212	395,815	397,164
Basic earnings per share	$2.35	$2.44	$2.25	$4.79	$4.54
Diluted earnings per share
Net income attributable to common shareholders	$926	$968	$895	$1,894	$1,802
Weighted-average common shares outstanding (thousands)	394,679	396,927	397,212	395,815	397,164
Add: Stock options potentially exercisable (1) (thousands)	471	501	573	487	669
Weighted-average diluted common shares outstanding (thousands)	395,150	397,428	397,785	396,302	397,833
Diluted earnings per share	$2.35	$2.43	$2.25	$4.78	$4.53
(1)	Excludes average options outstanding of 1,621,006 (January 31, 2016: 1,363,352; April 30, 2015: 801,361) with a weighted-average exercise price of $99.14 (January 31, 2016: $99.38; April 30, 2015: $100.62) for the quarter ended April 30, 2016 and average options of 1,492,179 with a weighted-average price of $99.25 for the six months ended April 30, 2016 (average options of 483,682 with a weighted-average price of $102.30 for the six months ended April 30, 2015), as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

13.	Contingent liabilities and provision

Legal proceedings and other contingencies

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 23 to the 2015 annual consolidated financial statements included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.3 billion as at April 30, 2016. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at April 30, 2016, consist of the significant legal matters disclosed in Note 23 to the 2015 annual consolidated financial statements as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following developments related to our significant legal proceedings occurred since the issuance of our 2015 annual consolidated financial statements:

•	Catucci v. Valeant Pharmaceuticals International Inc., et al.: In March 2016, a proposed class action was filed in the Quebec Superior Court on behalf of purchasers of shares in Valeant Pharmaceuticals International Inc. against the issuer, its directors and officers, its auditors and the underwriting syndicates for six public offerings from 2013 to 2015. CIBC World Markets Corp. was part of the underwriting syndicate for three of the offerings (underwriting 1.5% of a US$1.6 billion offering in June 2013, 1.5% of a US$900 million offering in December 2013 and 0.625% of an offering comprising US$5.25 billion and €1.5 billion in March 2015). The proposed class action alleges various misrepresentations on the part of Valeant and the other defendants, including representations made in the prospectus of the public offerings, relating to Valeant’s relationships with various “specialty pharmacies” who were allegedly acting improperly in the distribution of Valeant’s products resulting in Valeant’s operational results, revenues, and share price during the relevant period being artificially inflated.
•	Creditor Protection Class Action (Barbero): The motion for class certification is scheduled for February 2017.
•	Cerberus Capital Management L.P. v. CIBC: In January 2016, CIBC delivered its Answer and Counterclaims. In March 2016, Cerberus filed a motion for summary judgment and sought to stay discovery. In April 2016, the court directed the parties to start limited discovery. The court has not required CIBC to respond to the summary judgment motion at this time.
•	Mortgage Prepayment Class Actions: CIBC’s appeal of the certification decision in Sherry was heard in April 2016. The court reserved its decision.
•	Green v. Canadian Imperial Bank of Commerce, et al: In December 2015, the Supreme Court of Canada upheld the Ontario Court of Appeal’s decision allowing the matter to proceed as a certified class action.

In addition to the developments described above, we recognized an increase of $77 million in our legal provisions during the quarter.

60	CIBC SECOND QUARTER 2016

Other than the items described above, there are no significant developments in the matters identified in Note 23 to our 2015 annual consolidated financial statements, and no new significant legal proceedings have arisen since the issuance of our 2015 annual consolidated financial statements.

Restructuring

During 2015, we recorded cumulative restructuring charges of $296 million ($225 million after-tax) in Corporate and Other. The charges primarily related to employee severance and included Program Clarity, a bank-wide priority focused on simplifying our bank. The charges also included restructuring costs related to FirstCaribbean International Bank Limited (CIBC FirstCaribbean), which included charges related to the sale by CIBC FirstCaribbean of its Belize banking operations. As at April 30, 2016, the remaining provision relating to these restructuring charges was $170 million. The reduction in the provision during the three months ended April 30, 2016 primarily relates to payments made to settle a portion of the obligation. While this amount represents our best estimate as at April 30, 2016 of the amount required to settle the obligation, uncertainty exists with respect to when the obligation will be settled and the amounts ultimately paid, as this will largely depend upon individual facts and circumstances.

14.	Segmented information

CIBC has three SBUs: Retail and Business Banking, Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.

Retail and Business Banking provides personal and business clients across Canada with financial advice, products and services through a strong team of advisors and relationship managers, in our banking centres or through remote channels such as mobile advisors, telephone, online or mobile banking.

Wealth Management provides integrated advice and investment solutions to meet the needs of institutional, retail, and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through more than 1,500 advisors across Canada and the U.S. Other includes the results of ACI. For further details regarding the sale of our minority position in ACI, see Note 3.

Capital Markets provides integrated credit and global markets products, investment banking advisory services and top-ranked research to corporate, government and institutional clients around the world.

Corporate and Other includes the following functional groups – Technology and Operations, Finance (including Treasury), Administration, Risk Management, and Internal Audit, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our international banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures, and other income statement and balance sheet items not directly attributable to the business lines. CIBC’s investment in The Bank of N.T. Butterfield & Son Limited was included in Corporate and Other results until it was sold on April 30, 2015.

Changes made to our business segments

The following external reporting changes were made in the first quarter of 2016. Prior period amounts were reclassified accordingly. The changes impacted the results of our SBUs, but there was no impact on consolidated net income resulting from these reclassifications.

•	In the corporate and investment banking and business banking lines of business within Capital Markets and Retail and Business Banking, respectively, our client segmentation was redefined in a manner that reinforced our client-focused strategy, and resulted in a greater degree of industry specialization and expertise, while providing enhanced client coverage. We transferred client accounts accordingly between these lines of business.
•	The transfer pricing methodology used by Treasury to charge and credit the SBUs for the cost and benefit of funding assets and liabilities, respectively, was enhanced to better align to our liquidity risk models.

In addition:

Within Capital Markets:

•	Equity and debt underwriting revenue, previously shared between the global markets and corporate and investment banking lines of business, was transferred to be reported entirely within the corporate and investment banking line of business.

Within Wealth Management:

•	The wealth advisory services business previously reported in the asset management line of business was transferred to the retail brokerage line of business.
•	An “other” line of business was established to include the results of ACI, previously reported in the asset management line of business.

CIBC SECOND QUARTER 2016	61

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2016	Net interest income (1)	$1,513	$50	$523	$(49)	$2,037
Apr. 30	Non-interest income	526	646	225	197	1,594
	Intersegment revenue (2)	111	(113)	2	–	–
	Total revenue (1)	2,150	583	750	148	3,631
	Provision for credit losses	199	–	81	44	324
	Amortization and impairment (3)	25	7	2	78	112
	Other non-interest expenses	1,080	425	349	276	2,130
	Income (loss) before income taxes	846	151	318	(250)	1,065
	Income taxes (1)	194	38	66	(174)	124
	Net income (loss)	$652	$113	$252	$(76)	$941
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$5	$5
	Equity shareholders	652	113	252	(81)	936
	Average assets (4)	$261,482	$4,755	$160,462	$75,709	$502,408
2016	Net interest income (1)	$1,534	$52	$537	$(17)	$2,106
Jan. 31	Non-interest income	542	666	143	130	1,481
	Intersegment revenue (2)	114	(117)	3	–	–
	Total revenue (1)	2,190	601	683	113	3,587
	Provision for credit losses	163	–	25	74	262
	Amortization and impairment (3)	24	6	1	75	106
	Other non-interest expenses	1,073	433	343	209	2,058
	Income (loss) before income taxes	930	162	314	(245)	1,161
	Income taxes (1)	246	43	70	(180)	179
	Net income (loss)	$684	$119	$244	$(65)	$982
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$5	$5
	Equity shareholders	684	119	244	(70)	977
	Average assets (4)	$257,152	$4,995	$157,537	$74,695	$494,379
2015	Net interest income (1)	$1,401	$49	$449	$(4)	$1,895
Apr. 30 (5)	Non-interest income	516	679	206	98	1,499
	Intersegment revenue (2)	112	(114)	2	–	–
	Total revenue (1)	2,029	614	657	94	3,394
	Provision for credit losses	179	(1)	8	11	197
	Amortization and impairment (3)	23	7	1	79	110
	Other non-interest expenses	1,035	440	337	182	1,994
	Income (loss) before income taxes	792	168	311	(178)	1,093
	Income taxes (1)	208	40	71	(137)	182
	Net income (loss)	$584	$128	$240	$(41)	$911
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$4	$4
	Equity shareholders	584	128	240	(45)	907
	Average assets (4)	$240,857	$4,745	$143,184	$60,126	$448,912
(1)	Capital Markets net interest income and income tax expense includes a taxable equivalent basis (TEB) adjustment of $120 million for the three months ended April 30, 2016 ($115 million and $112 million for the three months ended January 31, 2016 and April 30, 2015, respectively) with an equivalent offset in Corporate and Other.
(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2016.

62	CIBC SECOND QUARTER 2016

$ millions, for the six months ended		Retail and Business Banking	Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2016	Net interest income (1)	$3,047	$102	$1,060	$(66)	$4,143
Apr. 30	Non-interest income	1,068	1,312	368	327	3,075
	Intersegment revenue (2)	225	(230)	5	–	–
	Total revenue (1)	4,340	1,184	1,433	261	7,218
	Provision for credit losses	362	–	106	118	586
	Amortization and impairment (3)	49	13	3	153	218
	Other non-interest expenses	2,153	858	692	485	4,188
	Income (loss) before income taxes	1,776	313	632	(495)	2,226
	Income taxes (1)	440	81	136	(354)	303
	Net income (loss)	$1,336	$232	$496	$(141)	$1,923
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$10	$10
	Equity shareholders	1,336	232	496	(151)	1,913
	Average assets (4)	$259,294	$4,876	$158,983	$75,197	$498,350
2015	Net interest income (1)	$2,864	$100	$914	$(27)	$3,851
Apr. 30 (5)	Non-interest income	1,029	1,356	440	177	3,002
	Intersegment revenue (2)	219	(223)	4	–	–
	Total revenue (1)	4,112	1,233	1,358	150	6,853
	Provision for credit losses	342	(1)	22	21	384
	Amortization and impairment (3)	46	13	2	153	214
	Other non-interest expenses	2,067	881	665	472	4,085
	Income (loss) before income taxes	1,657	340	669	(496)	2,170
	Income taxes (1)	429	84	158	(335)	336
	Net income (loss)	$1,228	$256	$511	$(161)	$1,834
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$7	$7
	Equity shareholders	1,228	256	511	(168)	1,827
	Average assets (4)	$239,493	$4,679	$139,416	$59,626	$443,214
(1)	Capital Markets net interest income and income tax expense includes a TEB adjustment of $235 million for the six months ended April 30, 2016 ($260 million for the six months ended April 30, 2015) with an equivalent offset in Corporate and Other.
(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2016.

15.	Financial instruments – disclosures

We have provided quantitative disclosures related to credit risk consistent with Basel guidelines in the “Credit risk” section of the MD&A in our 2015 Annual Report and interim report to shareholders, which require entities to disclose their exposures based on how they manage their business and risks. The table below sets out the categories of the on-balance sheet exposure to credit risk under different Basel approaches, displayed in both accounting categories and Basel portfolios.

Accounting categories		Basel portfolios
		Advanced internal ratings-based and standardized approaches
$ millions, as at		Corporate	Sovereign	Bank	Real estate secured personal lending	Qualifying revolving retail	Other retail	Asset securitization	Total subject to credit risk	Not subject to credit risk	Total consolidated balance sheet
2016	Cash and deposits with banks	$220	$7,841	$1,670	$–	$–	$–	$–	$9,731	$1,724	$11,455
Apr. 30	Securities	1,911	26,103	2,881	–	–	–	2,858	33,753	45,846	79,599
	Cash collateral on securities borrowed	–	–	4,446	–	–	–	–	4,446	–	4,446
	Securities purchased under resale agreements	15,769	4,339	11,168	–	–	–	–	31,276	–	31,276
	Loans	57,725	3,944	2,714	191,552	20,631	10,200	2,513	289,279	3,067	292,346
	Allowance for credit losses	–	–	–	–	–	–	–	–	(1,800)	(1,800)
	Derivative instruments	5,237	6,955	16,548	–	–	–	–	28,740	–	28,740
	Customers’ liability under acceptances	11,385	1,587	243	–	–	–	–	13,215	–	13,215
	Other assets	1,227	1,931	5,697	140	30	16	3	9,044	9,823	18,867
	Total credit exposure	$93,474	$52,700	$45,367	$191,692	$20,661	$10,216	$5,374	$419,484	$58,660	$478,144
2015 Oct. 31	Total credit exposure	$85,638	$54,032	$44,739	$185,381	$20,435	$10,030	$4,857	$405,112	$58,197	$463,309

CIBC SECOND QUARTER 2016	63

TO REACH US:

Corporate Secretary: Shareholders may call 416-980-3096, or e-mail: corporate.secretary@cibc.com

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-861-5743, or e-mail: investorrelations@cibc.com

Communications and Public Affairs: Financial, business and trade media may call 416-980-4523, or e-mail: corpcommmailbox@cibc.com

CIBC Telephone Banking: As part of our commitment to our clients, information about CIBC products and services is available by calling 1-800-465-2422 toll-free across Canada.

Online Investor Presentations: Supplementary financial information, Supplementary regulatory capital disclosure and a presentation to investors and analysts are available at www.cibc.com; About CIBC.

Earnings Conference Call: CIBC’s second quarter conference call with analysts and investors will take place on Thursday, May 26, 2016 at 7:30 a.m. (ET). The call will be available in English (416-340-2217, or toll-free 1-866-696-5910, passcode 1723204#) and French (514-861-2255, or toll-free 1-877-405-9213, passcode 6444513#). A telephone replay of the conference call will be available in English and French until 11:59 p.m. (ET) June 2, 2016. To access the replay in English, call 905-694-9451 or 1-800-408-3053, passcode 2745334#. To access the replay in French, call 514-861-2272 or 1-800-408-3053, passcode 7092895#.

Audio Webcast: A live audio webcast of CIBC’s second quarter results conference call will take place on Thursday, May 26, 2016 at 7:30 a.m. (ET) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.

Annual Meeting: CIBC’s next Annual Meeting of Shareholders will be held on April 6, 2017 in Ottawa, Ontario.

Regulatory Capital: Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at www.cibc.com; About CIBC; Investor Relations; Regulatory Capital Instruments.

Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE

Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CST Trust Company, P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or e-mail: inquiries@canstockta.com

SHAREHOLDER INVESTMENT PLAN

Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.

For a copy of the offering circular, contact CST Trust Company at 416-682-3860, or toll-free at 1-800-387-0825, or fax 1-888-249-6189.

PURCHASE PRICE OF COMMON SHARES

UNDER THE

SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option	Dividend reinvestment & stock dividend options
Feb. 1/16	$90.10
Mar. 1/16	$91.28
Apr. 1/16	$97.24
Apr. 28/16		$101.49

Canadian Imperial Bank of Commerce

Head Office: Commerce Court, Toronto, Ontario, M5L 1A2, Canada, (416) 980-2211

www.cibc.com